Exhibit (a)(1)(A)

Offer to Purchase

All Issued and Outstanding

Common Shares

of

Merus N.V.

at

$97.00 per Common Share, in cash

by

Genmab Holding II B.V.

a wholly owned subsidiary

of

Genmab A/S

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME, ON DECEMBER 11, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark (“Genmab”), is offering to purchase all of the issued and outstanding common shares, nominal value €0.09 per share (each, a “Common Share,” and collectively, the “Common Shares”), in the capital of Merus N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Merus”), in exchange for an amount in cash equal to $97.00 per Common Share (such amount, the “Offer Consideration”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal,” and together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). If the conditions to the consummation of the Offer are satisfied, Purchaser will, commence a subsequent offering period (the “Subsequent Offering Period”) on the first business day after the date at which the Offer expires (taking into account any extensions). During the Subsequent Offering Period, Purchaser will offer to purchase additional Common Shares at the Offer Consideration, less any applicable withholding taxes and without interest, for a period of not less than ten (10) business days. The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 16—“Conditions of the Offer”.

The Offer Consideration represents a premium of approximately 41% over the reported $68.89 closing price of the Common Shares on The Nasdaq Stock Market LLC (“Nasdaq”) on September 26, 2025, the last full trading day before the public announcement of the execution of the Transaction Agreement (as defined below), and a premium of approximately 44% over the thirty (30)-day volume weighted average price of $67.42 per Common Share on Nasdaq as of the last full trading day before the public announcement of the execution of the Transaction Agreement (as defined below).

If Purchaser consummates the Offer and not all issued and outstanding Common Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then upon consummation of the Back-End Transactions (as defined below), each Common Share held by non-tendering Merus Shareholders (each, a “Minority Shareholder,” and collectively, the “Minority Shareholders”) will be either cancelled through the Back-End Merger and the Back-End Cancellation (both as defined below) or acquired by Purchaser through the Back-End Compulsory Acquisition (as defined below), and each Minority Shareholder will be entitled to receive, for each Common Share held, either (a) in the case of the Back-End Cancellation, an amount in cash equal to the Offer Consideration multiplied by the number of Common Shares held by such Minority Shareholder immediately prior to the Back-End Merger (as defined below) (the “Back-End Cancellation Consideration”), less any applicable withholding taxes, including any Dutch dividend withholding tax (dividendbelasting) due in respect of the Back-End Cancellation Consideration, and without interest or (b) in the case of the Back-End Compulsory Acquisition, such amount as determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) (the “Enterprise Court,” and such amount as determined by the Enterprise Court, together with interest, the “Court Consideration”).

The Offer is being made pursuant to the transaction agreement, dated as of September 29, 2025, by and among Genmab, Purchaser and Merus (as it may be amended from time to time, the “Transaction Agreement,” and the transactions contemplated thereby, the “Transactions”). Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on December 11, 2025 or, if the Offer is extended pursuant to and in accordance with the terms of the Transaction Agreement, the date and time to which the Offer has been so extended (the “Initial Expiration Time”, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”). In no event shall the Expiration Time occur prior to the date of the extraordinary general meeting of Merus’ shareholders (each, a “Merus Shareholder,” and collectively, the “Merus Shareholders”) to be held in connection with the Transactions (the “EGM”), and in the event that Merus does not deliver its Form 10-Q for the third fiscal quarter of 2025 (the “Merus Q3 Form 10-Q”) to Genmab in draft form on or before October 27, 2025 or does not file the Merus Q3 Form 10-Q with the U.S. Securities and Exchange Commission (the “SEC”) on or before October 31, 2025, then the Expiration Time shall occur no earlier than 5:00 p.m., New York City time, on January 23, 2026, unless Genmab’s committed debt financing (or any alternative debt financing) in connection with the Transactions is consummated in full (including if the proceeds of such committed debt financing or any such alternative debt financing are placed into escrow upon consummation) prior to such date (the “10-Q Expiration Time Extension”).

The Transaction Agreement provides, among other things, that beginning on the final date on which Common Shares tendered during the Subsequent Offering Period are accepted for payment and paid for (the “Subsequent Closing Date”), subject to the satisfaction or waiver of certain conditions, Genmab and Purchaser shall be required to effect, or cause to be effected, and Merus and its subsidiaries shall effect, if permissible under applicable law, the following transactions (collectively referred to as the “Back-End Transactions”):

•

If, on or prior to the Subsequent Closing Date, Merus has received from the Dutch Tax Authority (the “DTA”) a ruling in respect of the application of Article 14b(3) and (7) of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) to the Back-End Merger (as defined below) (the “Article 14b Tax Ruling”):

(A)

prior to the execution of the notarial deed effecting the Back-End Merger, Merus shall (i) in its capacity as sole shareholder of a subsidiary of Merus newly incorporated under the laws of The Netherlands (“New TopCo”), and subject to Purchaser having granted the Back-End Loan (as defined below), resolve to effect, following the effective time of the Back-End Merger, the cancellation of all outstanding class A shares of New TopCo (“New TopCo Shares A”) to be issued to the Minority Shareholders in the Back-End Merger in exchange for the Back-End Cancellation Consideration, less applicable withholding taxes and without interest (the “Back-End Cancellation”) and (ii) direct the management board of New TopCo to approve the Back-End Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time neither knows nor reasonably foresees that, following the Back-End Cancellation, New TopCo cannot continue to pay its due and payable debts;

(B)	Merus and New TopCo shall execute the notarial deed effecting the Back-End Merger no later than 23:59 Central European Time on the Subsequent Closing Date;

(C)	prior to the Back-End Cancellation Effective Time (as defined below), Purchaser shall make the Back-End Loan (as defined below) to New TopCo; and

(D)	the Back-End Cancellation shall become effective at 0:30 Central European Time on the date that the Back-End Merger becomes effective (the “Back-End Cancellation Effective Time”).

For the purposes of this Offer to Purchase, (i) the “Back-End Merger” means the legal merger (juridische fusie) of Merus with and into New TopCo, with New TopCo allotting New TopCo Shares A to Minority Shareholders and class B shares of New TopCo to Purchaser in accordance with Sections 2:309 et seq. of the Dutch Civil Code, as contemplated by, and in accordance with, the terms of the merger proposal and accompanying explanatory notes to be filed with the Dutch trade registry and (ii) the “Back-End Loan” means the loan by Purchaser to New TopCo for a principal amount, in cash out of immediately available funds, equal to the product of (i) the number of New TopCo Shares A that will be issued and outstanding immediately prior to the Back-End Cancellation Effective Time and (ii) the Offer Consideration.

•	If, on or prior to the Subsequent Closing Date, the Article 14b Tax Ruling has not been obtained:

(A)

if the number of Common Shares collectively owned by Genmab, Purchaser or any of their respective affiliates on the Subsequent Closing Date does not represent at least ninety-five percent (95%) of the issued and outstanding share capital of Merus (the “Back-End Compulsory Acquisition Threshold”), then, promptly following the expiration of the Subsequent Offering Period, (i) Merus shall cause the execution of an amendment to Merus’ articles of association in order to increase, in one or more tranches through the operation of transitional provisions to that effect, Merus’ authorized share capital (maatschappelijk kapitaal) (the “Back-End Articles Amendment”), in such a manner as to permit the issuance, in one or more tranches, of such number of Common Shares by Merus to Purchaser that will result in the Back-End Compulsory Acquisition Threshold being achieved, at an issue price per Common Share equal to the Offer Consideration, against contribution in kind by Purchaser of a subordinated promissory note to be issued by Genmab (or an affiliate of Genmab) in an aggregate principal amount equal to the aggregate number of Common Shares to be so issued, multiplied by the Offer Consideration (the “Back-End Share Issuance”) and (ii) promptly following the execution of the Back-End Articles Amendment, Purchaser and Merus shall effect the Back-End Share Issuance;

(B)

as promptly as reasonably practicable following the Back-End Share Issuance (if the Back-End Compulsory Acquisition Threshold has not been achieved on the Subsequent Closing Date) or promptly after the Subsequent Offering Period (if the Back-End Compulsory Acquisition Threshold has been achieved on the Subsequent Closing Date), as applicable, Purchaser shall (and Genmab shall cause Purchaser to) commence the compulsory acquisition by Purchaser, Genmab or any of their affiliates, of Common Shares from each Minority Shareholder in accordance with Section 2:92a or article 2:201a of the Dutch Civil Code (Burgerlijk Wetboek) (the “DCC”), as applicable (the “Back-End Compulsory Acquisition”) in exchange for the Court Consideration; and

(C)

irrespective of whether the Back-End Compulsory Acquisition Threshold has been achieved (or when the Back-End Compulsory Acquisition is commenced), effective promptly following the Delisting (as defined below), Merus shall cause (i) the execution of certain amendments to Merus’ articles of association in accordance with the principles as set forth in the Transaction Agreement and (ii) the conversion of the legal form of Merus into a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Back-End Conversion and Amendment”).

Promptly following the Subsequent Closing Date, the listing of the Common Shares on Nasdaq will be terminated (the “Delisting”), and the Common Shares will be deregistered under the Securities Exchange Act of 1934, as amended, resulting in the cessation of Merus’ reporting obligations to the SEC with respect to the Common Shares.

THE MERUS BOARD RECOMMENDS THAT MERUS SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Board of Directors of Merus (the “Merus Board”) has unanimously (a) determined that, on the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction Agreement, the Offer, the Back-End Transactions and the other Transactions to be consummated by Merus are in the best interests of Merus and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (b) duly authorized and approved the execution and delivery of the Transaction Agreement, the performance by Merus of its obligations under the Transaction Agreement and the consummation by Merus of the Back-End Transactions and the other Transactions to be consummated by Merus, (c) resolved, subject to the Merus Board’s right, in certain circumstances, to effect an Adverse Recommendation Change (as defined in Section 12—“The Transaction Agreements—The Transaction Agreement—No Solicitation”), to support the Offer and the other Transactions, to recommend acceptance of the Offer by Merus Shareholders and to recommend that Merus Shareholders vote for approval and adoption of certain matters to be proposed to the EGM (or a Subsequent EGM) as contemplated by the Transaction Agreement (such recommendation, the “Merus Board Recommendation”), and (d) resolved that Merus shall pursue the Transactions on the terms, and subject to the provisions, of the Transaction Agreement.

No Dutch dividend withholding tax (dividendbelasting) is applicable to amounts paid for Common Shares tendered in the Offer or during the Subsequent Offering Period or for Common Shares acquired pursuant to the Back-End Compulsory Acquisition. As set out in more detail in Section 6—“Material Dutch Tax Consequences,” the withholding tax applicable to the Back-End Cancellation Consideration will include a fifteen percent (15%) Dutch dividend withholding tax to the extent the Back-End Cancellation Consideration per New TopCo Shares A exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo Shares A immediately prior to the Back-End Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder. Unless any Merus Shareholder who receives New TopCo Shares A as a result of the Back-End Merger demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Back-End Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Back-End Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax as it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and will remit the amount so deducted and withheld to the DTA.

Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and, accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. You should consult your own tax advisor to determine the tax consequences (including the application and effect of any Dutch dividend withholding taxes) to you of the Offer, the Subsequent Offering Period and the Back-End Transactions in light of your particular circumstances.

A summary of the principal terms of the Offer is provided herein under the heading “Summary Term Sheet”. You should read this entire Offer to Purchase carefully before deciding whether to tender your Common Shares pursuant to the Offer.

October 21, 2025

IMPORTANT

If you desire to tender all or any portion of your Common Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Equiniti Trust Company, LLC in its capacity as depositary and paying agent for the Offer (together, the “Depositary”), and tender your Common Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Common Shares”, in each case prior to the Expiration Time, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Common Shares to Purchaser pursuant to the Offer.

Purchaser is not providing for guaranteed delivery procedures. Therefore, Merus Shareholders who wish to tender Common Shares must allow sufficient time to comply with the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Common Shares” prior to the Expiration Time.

* * * * *

Innisfree M&A Incorporated is acting as the Information Agent (the “Information Agent”) for the Offer. Questions and requests for assistance should be directed to the Information Agent at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent or at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer. Proxies will be solicited by Merus from its shareholders in connection with the EGM, and you should consult and read carefully any proxy statement or other materials provided to you by Merus in connection with the EGM.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of, or upon the accuracy or adequacy of, the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free:

(877) 750-5838 (from the U.S. and Canada), or

+1 (412) 232-3651 (from other countries)

Banks and Brokers May Call Collect: (212) 750-5833

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety because the information in this summary term sheet is not complete, and additional important information is included in the remainder of this Offer to Purchase and the Letter of Transmittal. Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark (“Genmab”), and Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Genmab, have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Merus N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Merus”), contained herein and elsewhere in this Offer to Purchase has been provided to Genmab and Purchaser by Merus or has been taken from or is based upon publicly available documents or records of Merus on file with the U.S. Securities and Exchange Commission (“SEC”) or other public sources as of the date hereof. Genmab and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All of the issued and outstanding common shares, nominal value €0.09 per share, in the capital of Merus (each, a “Common Share,” and collectively, the “Common Shares”).

Price Offered Per Share	$97.00 in cash (the “Offer Consideration”), less any applicable withholding taxes and without interest.

Scheduled Expiration of Offer	Unless the Offer (as defined below) is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on December 11, 2025 or, if the Offer is extended pursuant to and in accordance with the terms of the Transaction Agreement (as defined below), the date and time to which the Offer has been so extended (the “Initial Expiration Time”, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”). In no event shall the Expiration Time occur prior to the date of the extraordinary general meeting of Merus’ shareholders (each, a “Merus Shareholder,” and collectively, “Merus Shareholders”) to be held in connection with the Transactions (the “EGM,” and any subsequent EGM to be held in connection with the Transactions, a “Subsequent EGM”), and in the event that Merus does not deliver its Form 10-Q for the third fiscal quarter of 2025 (the “Merus Q3 Form 10-Q”) to Genmab in draft form on or before October 27, 2025 or does not file the Merus Q3 Form 10-Q with the SEC on or before October 31, 2025, then the Expiration Time shall occur no earlier than 5:00 p.m., New York City time, on January 23, 2026, unless the Financing or any Alternative Financing (each as defined below) is consummated in full (including if the proceeds of such Financing or any Alternative Financing are placed into escrow upon consummation) prior to such date (the “10-Q Expiration Time Extension”). Acceptance and payment for Common Shares is expected to occur within two (2) business days after the Expiration Time.

Offeror	Purchaser.

Who is offering to purchase my Common Shares?

Purchaser, which is a wholly owned subsidiary of Genmab, is offering to purchase for the Offer Consideration all of the issued and outstanding Common Shares. Purchaser is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands.

See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Genmab, Purchaser and Certain Related Persons”.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Genmab.

How many Common Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the issued and outstanding Common Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. In this Offer to Purchase, we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer”.

Why are you making the Offer?

We are making the Offer because Genmab wants to acquire all the issued and outstanding Common Shares so that Genmab will own and control Merus. If the Offer is consummated, pursuant to the Transaction Agreement (as defined below), Genmab and Purchaser are required to effectuate, or cause to be effectuated, and Merus and its subsidiaries will effectuate, the Back-End Transactions (as defined below) beginning on the final date on which Common Shares tendered during the Subsequent Offering Period (as defined below) are accepted for payment and paid for (the “Subsequent Closing Date”). Promptly following the Subsequent Closing Date, the listing of the Common Shares on The Nasdaq Stock Market LLC (“Nasdaq”) will be terminated (the “Delisting”). As a result, the Common Shares will cease to be publicly traded. In addition, after the Delisting, we intend to cause Merus to terminate the registration of the Common Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promptly as practicable and take steps to cause the suspension of all of Merus’ reporting obligations to the SEC with respect to the Common Shares.

See Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus”.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering $97.00 per Common Share, payable in cash, as the “Offer Consideration”, less any applicable withholding taxes and without interest. The Offer Consideration represents a premium of approximately 41% over the reported $68.89 closing price of the Common Shares on Nasdaq on September 26, 2025, the last full trading day before the public announcement of the execution of the Transaction Agreement, and a premium of approximately 44% over the thirty (30)-day volume weighted average price of $67.42 per Common Share on Nasdaq as of the last full trading day before the public announcement of the execution of the Transaction Agreement. If you are the record owner of your Common Shares and you directly tender your Common Shares to us through Equiniti Trust Company, LLC, the depositary and paying agent in the Offer (the “Depositary”), you will not have to pay brokerage fees, commissions or similar expenses. If you own your Common Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Common Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

If we consummate the Offer and not all issued and outstanding Common Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then upon consummation of the Back-End Transactions, each Common Share held by non-tendering Merus Shareholders (each, a “Minority Shareholder,” and collectively, the “Minority Shareholders”) will be either cancelled through the Back-End Merger and the Back-End Cancellation (both as defined below) or acquired by Purchaser through the Back-End Compulsory Acquisition (as defined below), and each Minority Shareholder will be entitled to receive, for each Common Share held, either (a) in the case of the Back-End Merger, an amount in cash equal to the Offer Consideration multiplied by the number of Common Shares held by such Minority Shareholder immediately prior to the Back-End Cancellation (the “Back-End Cancellation Consideration”), less any applicable withholding taxes, including any Dutch dividend withholding tax (dividendbelasting) due in respect of the Back-End Cancellation Consideration, and without interest or (b) in the case of the Back-End Compulsory Acquisition, such amount as determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) (the “Enterprise Court,” and such amount as determined by the Enterprise Court, together with interest, the “Court Consideration”).

No Dutch dividend withholding tax is applicable to amounts paid for Common Shares tendered in the Offer or during the Subsequent Offering Period or for Common Shares acquired pursuant to the Back-End Compulsory Acquisition (as defined below). As set out in more detail in Section 6—“Material Dutch Tax Consequences,” the withholding tax applicable to the Back-End Cancellation Consideration will include a fifteen percent (15%) Dutch dividend withholding tax to the extent the Back-End Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of New TopCo Shares A (as defined below) immediately prior to the Back-End Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder. Unless any Merus Shareholder who receives New TopCo Shares A as a result of the Back-End Merger (as defined below) demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Back-End Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Back-End Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax as it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and will remit the amount so deducted and withheld to the DTA. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and, accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

You should consult your tax advisor to determine the tax consequences (including the application and effect of any Dutch dividend withholding taxes) to you of the Offer, the Subsequent Offering Period and the Back-End Transactions in light of your particular circumstances. See the “Introduction,” Section 1—“Terms of the Offer,” Section 2—“Acceptance for Payment and Payment for Common Shares,” Section 5—“Material United States Federal Income Tax Consequences” and Section 6—“Material Dutch Tax Consequences.”

Is there an agreement governing the Offer?

Yes. Genmab, Purchaser and Merus have entered into a transaction agreement, dated as of September 29, 2025 (as it may be amended from time to time, the “Transaction Agreement,” and the transactions contemplated thereby, the “Transactions”). The Transaction Agreement provides, among other things, that beginning on the Subsequent Closing Date, subject to the satisfaction or waiver of certain conditions, Genmab and Purchaser are required to effect, or cause to be effected, and Merus and its subsidiaries will effect, if permissible under applicable law, the following transactions (collectively referred to as the “Back-End Transactions”):

•

If, on or prior to the Subsequent Closing Date, Merus has received from the Dutch Tax Authority (the “DTA”) a ruling in respect of the application of Article 14b(3) and (7) of the Dutch Corporate Income

Tax Act 1969 (Wet op de vennootschapsbelasting 1969) to the Back-End Merger (as defined below) (the “Article 14b Tax Ruling”):

(A)

prior to the execution of the notarial deed effecting the Back-End Merger, Merus shall (i) in its capacity as sole shareholder of a subsidiary of Merus newly incorporated under the laws of The Netherlands (“New TopCo”), and subject to Purchaser having granted the Back-End Loan (as defined below), resolve to effect, following the effective time of the Back-End Merger, the cancellation of all outstanding class A shares of New TopCo (“New TopCo Shares A”) to be issued to the Minority Shareholders in the Back-End Merger in exchange for the Back-End Cancellation Consideration, less applicable withholding taxes and without interest (the “Back-End Cancellation”) and (ii) direct the management board of New TopCo to approve the Back-End Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time neither knows nor reasonably foresees that, following the Back-End Cancellation, New TopCo cannot continue to pay its due and payable debts;

(B)	Merus and New TopCo shall execute the notarial deed effecting the Back-End Merger no later than 23:59 Central European Time on the Subsequent Closing Date;

(C)	prior to the Back-End Cancellation Effective Time (as defined below), Purchaser shall make the Back-End Loan (as defined below) to New TopCo; and

(D)	the Back-End Cancellation shall become effective at 0:30 Central European Time on the date that the Back-End Merger becomes effective (the “Back-End Cancellation Effective Time”),

For the purposes of this Offer to Purchase, (i) the “Back-End Merger” means the legal merger (juridische fusie) of Merus with and into New TopCo, with New TopCo allotting New TopCo Shares A to non-tendering Merus Shareholders and class B shares of New TopCo to Purchaser in accordance with Sections 2:309 et seq. of the Dutch Civil Code, as contemplated by, and in accordance with, the terms of the merger proposal and accompanying explanatory notes to be filed with the Dutch trade registry and (ii) the “Back-End Loan” means the loan by Purchaser to New TopCo for a principal amount, in cash out of immediately available funds, equal to the product of (i) the number of New TopCo Shares A that will be issued and outstanding immediately prior to the Back-End Cancellation Effective Time and (ii) the Offer Consideration.

•	If, on or prior to the Subsequent Closing Date, the Article 14b Tax Ruling has not been obtained:

(A)

if the number of Common Shares collectively owned by Genmab, Purchaser or any of their respective affiliates on the Subsequent Closing Date does not represent at least ninety-five percent (95%) of the issued and outstanding share capital of Merus (the “Back-End Compulsory Acquisition Threshold”), then, promptly following the expiration of the Subsequent Offering Period, (i) Merus shall cause the execution of an amendment to Merus’ articles of association in order to increase, in one or more tranches through the operation of transitional provisions to that effect, Merus’ authorized share capital (maatschappelijk kapitaal) (the “Back-End Articles Amendment”), in such a manner as to permit the issuance, in one or more tranches, of such number of Common Shares by Merus to Purchaser that will result in the Back-End Compulsory Acquisition Threshold being achieved, at an issue price per Common Share equal to the Offer Consideration, against contribution in kind by Purchaser of a subordinated promissory note to be issued by Genmab (or an affiliate of Genmab) in an aggregate principal amount equal to the aggregate number of Common Shares to be so issued, multiplied by the Offer Consideration (the “Back-End Share Issuance”) and (ii) promptly following the execution of the Back-End Articles Amendment, Purchaser and Merus shall effect the Back-End Share Issuance;

(B)

as promptly as reasonably practicable following the Back-End Share Issuance (if the Back-End Compulsory Acquisition Threshold has not been achieved on the Subsequent Closing Date) or promptly after the Subsequent Offering Period (if the Back-End Compulsory Acquisition Threshold

has been achieved on the Subsequent Closing Date), as applicable, Purchaser shall (and Genmab shall cause Purchaser to) commence the compulsory acquisition by Purchaser, Genmab or any of their affiliates, of Common Shares from each Minority Shareholder in accordance with Section 2:92a or article 2:201a of the Dutch Civil Code (Burgerlijk Wetboek) (the “DCC”), as applicable (the “Back-End Compulsory Acquisition”) in exchange for the Court Consideration; and

(C)

irrespective of whether the Back-End Compulsory Acquisition Threshold has been achieved (or when the Back-End Compulsory Acquisition is commenced), effective promptly following the Delisting, Merus shall cause (i) the execution of certain amendments to Merus’ articles of association in accordance with the principles as set forth in the Transaction Agreement and (ii) the conversion of the legal form of Merus into a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Back-End Conversion and Amendment”).

For additional details, see Section 12—“The Transaction Agreements”, Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus” and Section 16—“Conditions of the Offer”.

Will you have the financial resources to make payment?

Yes. We estimate that we will need approximately $8.0 billion to purchase all of the Common Shares pursuant to the Offer, to complete the Back-End Transactions and to make payments in respect of outstanding equity awards pursuant to the Transaction Agreement.

Genmab expects to fund the Offer and the Back-End Transactions using a combination of debt financing and cash on hand. Genmab has entered into a commitment letter, dated as of September 29, 2025 (as amended and restated, the “Debt Commitment Letter,” and the financing contemplated pursuant thereto, the “Financing”), with Morgan Stanley Senior Funding, Inc. Pursuant to the Debt Commitment Letter, the commitment parties thereto committed to provide to Purchaser debt financing in an aggregate principal amount of up to $6.0 billion to finance the Transactions and to pay related fees and expenses. The Offer is not conditioned upon Genmab’s or Purchaser’s ability to finance the purchase of the Common Shares pursuant to the Offer.

See Section 10—“Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender my Common Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Common Shares and accept the Offer because:

•

we will have sufficient funds available to fund the Offer and to purchase all Common Shares validly tendered (and not withdrawn) in the Offer and, if we consummate the Offer and the Back-End Transactions, to fund the Back-End Transactions;

•	the Offer is being made for all issued and outstanding Common Shares solely for cash; and

•	the Offer and the Back-End Transactions are not subject to any financing condition.

See Section 10—“Source and Amount of Funds”.

How long do I have to decide whether to tender my Common Shares in the Offer?

Unless the Offer is earlier terminated pursuant to and in accordance with the Transaction Agreement, you will have until the Initial Expiration Time or, if the Offer is extended pursuant to and in accordance with the terms of the Transaction Agreement, the Expiration Time. In no event shall the Expiration Time occur prior to the date of EGM, and in the event that Merus does not deliver the Merus Q3 Form 10-Q to Genmab in draft form on or before October 27, 2025 or does not file the Merus Q3 Form 10-Q with the SEC on or before October 31, 2025, then the Expiration Time shall occur no earlier than 5:00 p.m., New York City time, on January 23, 2026, unless the Financing or any Alternative Financing is consummated in full (including if the proceeds of such Financing or any Alternative Financing are placed into escrow upon consummation) prior to such date.

The Transaction Agreement provides, among other things, that, subject to the terms and conditions set forth therein, we will (and Genmab will cause us to), promptly following the Expiration Time (but in any event within two (2) business days following the Expiration Time), irrevocably accept for payment (the time of acceptance for payment, the “Acceptance Time”) and, at the Acceptance Time, pay for (by delivery of funds to the Depositary), all Common Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time (such time of payment, the “Closing,” and the date on which the Closing occurs, the “Closing Date”). See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Common Shares.”

If you hold Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that these institutions may establish their own earlier deadline for tendering Common Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit your nominee to tender your Common Shares by the Expiration Time.

Can the Offer be extended and under what circumstances?

Yes, the Offer and the Expiration Time can be extended in accordance with the Transaction Agreement. Subject to Genmab’s right to terminate the Transaction Agreement in accordance with its terms, we may extend the Offer to such other date and time as may be agreed in writing by Merus and Genmab, and we have agreed in the Transaction Agreement that we will extend the Offer:

•

for the minimum period (if any) required by any applicable rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer or as may be necessary to resolve any comments of the SEC or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Tender Offer Statement filed by Genmab and Purchaser with the SEC on Schedule TO (the “Schedule TO,” and together with the documents included therein pursuant to which the Offer will be made, together with any amendments or supplements thereto and including exhibits thereto, the “Offer Documents”);

•

on one or more occasions in consecutive periods of up to fifteen (15) business days (or such other duration as may be agreed to in writing by Purchaser and Merus) each, with each such period to end at 5:00 p.m., New York City time on the last business day of such period if, at any then-scheduled Expiration Time, any Offer Condition (as defined below) has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

(A)

if Purchaser determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time, the Legal Restraint Condition or the Antitrust Approvals Condition (each as defined below) is not reasonably likely to be satisfied within such fifteen (15)-business-day extension period, then Purchaser will be permitted to extend the Offer on such occasion for periods of up to twenty (20) business days;

(B)

if the Minimum Condition (as defined below) remains unsatisfied, but all other Offer Conditions (other than those Offer Conditions that are to be satisfied by action taken at the Acceptance Time) are then-satisfied or waived, Purchaser is not required to (but may elect to) extend the Offer on more than three (3) occasions in consecutive periods of up to fifteen (15) business days (or such other duration as may be agreed to in writing by Purchaser and Merus) each, with each such period to end at 5:00 p.m., New York City time on the last business day of such period (each such extension, a “Minimum Condition Extension”), provided that Purchaser may not extend the Offer pursuant to a Minimum Condition Extension on more than three (3) occasions without the prior written consent of Merus in its sole and absolute discretion; and

(C)

Purchaser is not required to extend the Offer beyond the “Outside Date,” as the Outside Date may be extended pursuant to the terms of the Transaction Agreement (and as described in Section 12—“The Transaction Agreements—The Transaction Agreement”); or

•

if, at the then-scheduled Expiration Time, Merus brings or has brought any action to enforce specifically the performance of the terms and provisions of the Transaction Agreement by Genmab or Purchaser, (i) for the period during which such action is pending or (ii) by such other time period established by the court presiding over such action, as the case may be.

If we extend the Offer, the extension will extend the time that you will have to tender (or withdraw) your Common Shares.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer and Section 16—“Conditions of the Offer”.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

See Section 1—“Terms of the Offer”.

What are the conditions to the Offer?

Consummation of the Offer is subject to the following conditions (each as defined and described in more detail in this Offer to Purchase): (i) the Minimum Condition, (ii) the Legal Restraint Condition, (iii) the Antitrust Approvals Condition, (iv) the Representations and Warranties Condition, (v) the Compliance with Covenants Condition, (vi) the Material Adverse Effect Condition, (vii) the Resignations Condition, (viii) the Governance Resolutions Condition, (ix) the Employee Clearance Condition, (x) the Compliance Certificate Condition, (xi) the Marketing Period Condition and (xii) the Termination Condition.

Certain of these conditions are described in more detail in this summary. Others of these conditions are standard, such as the Representations and Warranties Condition (which requires representations and warranties of the Company to be true and accurate to specified thresholds of materiality as of the closing), the Compliance with Covenants Condition (which requires the Company to have performed or complied with its covenants under the Transaction Agreement in all material respects), the Compliance Certificate Condition (which requires the Company to deliver a certificate certifying as to the satisfaction of certain of these conditions), and the Termination Condition (which requires that the Transaction Agreement not have been terminated in accordance with its terms).

The Offer is not subject to any financing condition.

See Section 16—“Conditions of the Offer”.

What is the Minimum Condition?

The “Minimum Condition” requires that there shall have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Common Shares that, together with the Common

Shares then owned by Genmab, Purchaser and their respective affiliates and any Common Shares irrevocably and unconditionally (or conditionally only on the Closing having occurred) sold and committed to be transferred, but not yet transferred, to Purchaser in writing, represents at least eighty percent (80%) of Merus’ issued and outstanding share capital (geplaatst en uitstaand kapitaal) (except that the reference to “eighty percent (80%)” in the foregoing definition of the Minimum Condition may be lowered to “seventy-five percent (75%)” in certain circumstances pursuant to the Transaction Agreement), excluding from both the numerator and denominator of such percentage determination any Common Shares held by Merus in treasury immediately prior to the Expiration Time.

See Section 16—“Conditions of the Offer”.

What is the Material Adverse Effect Condition?

The “Material Adverse Effect Condition” requires that since September 29, 2025, there shall not have occurred any fact, event, circumstance, change, condition, development, occurrence or effect that, individually or in the aggregate with any other fact, event, circumstance, change, condition, development, occurrence or effect, (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, financial condition or results of operations of Merus and each of its subsidiaries (collectively, the “Merus Group”), taken as a whole, subject to certain exceptions set forth in the Transaction Agreement, or (ii) prevents or materially delays or impairs, the ability of Merus to consummate the Transactions. See Section 12—“The Transaction Agreements—The Transaction Agreement—Representations and Warranties” for more details and for the manner in which this term is specifically defined in the Transaction Agreement.

See Section 16—“Conditions of the Offer”.

What is the Marketing Period Condition?

The “Marketing Period Condition” requires that the Bond Marketing Period shall have commenced and shall have ended as of the scheduled Expiration Time; provided, that the Marketing Period Condition shall not be applicable after the Bond Marketing Period Termination Date. See Section 12—“The Transaction Agreements—The Transaction Agreement—Financing Cooperation” for more details and for the manner in which this term is specifically defined in the Transaction Agreement.

See Section 16—“Conditions of the Offer”.

What are the Legal Restraint Condition and the Antitrust Approvals Condition?

The “Legal Restraint Condition” requires that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Offer, the Back-End Transactions (or any component thereof), or the other Transactions (any such decision, injunction, decree, ruling, law or order, a “Legal Restraint”).

The “Antitrust Approvals Condition” requires (i) the expiration or termination of the relevant waiting period (and any extension thereof) under the HSR Act and (ii) a ‘no further questions’ response following the voluntary submission of a briefing paper to the UK Competition and Markets Authority (the “UK CMA”, each an “Antitrust Approval”) (if this is the most recent response from the UK CMA as at the date all other Offer Conditions are satisfied) or otherwise, clearance from the UK CMA following the submission of a notice to the UK CMA in the prescribed form as contemplated by Section 96 of the Enterprise Act 2002 (the “Merger Notice”) in relation to the Offer, and, in the case of clause (i) and (ii), both of which shall be in full force and effect as of the Expiration Time.

See Section 16—“Conditions of the Offer”.

What is the Governance Resolutions Condition?

The “Governance Resolutions Condition” requires that the Governance Resolutions and the Back-End Transactions Resolutions (each as defined in Section 12—“The Transaction Agreements—Transaction Agreement—Extraordinary General Meeting Resolutions to Be Adopted”) shall have been adopted at the EGM or a Subsequent EGM, and in each case, shall not have been revoked, modified or amended in any way at any general meeting of Merus held after the date of the EGM or the relevant Subsequent EGM, as applicable.

See Section 16—“Conditions of the Offer”.

What is the Resignations Condition?

The “Resignations Condition” requires that the resignations of the members of the Merus Board as contemplated by the Transaction Agreement shall have been obtained.

See Section 16—“Conditions of the Offer”.

What is the Employee Clearance Condition?

The “Employee Clearance Condition” requires that the Employee Clearance (as defined in Section 12—“The Transaction Agreements—Employee Clearance”) shall have been obtained as of the scheduled Expiration Time in respect of each of the Merus Works Council and the Genmab Works Council (each as defined below).

See Section 16—“Conditions of the Offer”.

How do I tender my Common Shares?

If you hold your Common Shares directly as the registered owner, you can (a) tender your Common Shares in the Offer by delivering a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary and (b) tender your Common Shares by following the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, no later than the Expiration Time.

If you hold Common Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, your Common Shares can be tendered by your broker, dealer, commercial bank, trust company or other nominee through the Depositary. You must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Common Shares be tendered. You should contact the institution that holds your Common Shares for more details.

We are not providing for guaranteed delivery procedures. Therefore, Merus Shareholders who wish to tender Common Shares must allow sufficient time to comply with the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Common Shares” prior to the Expiration Time.

Merus Shareholders must tender their Common Shares in accordance with the applicable procedures set forth in this Offer to Purchase and the Letter of Transmittal.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Common Shares”.

Until what time may I withdraw previously tendered Common Shares?

Common Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn, if the Offer is extended to include such date, at any time after December 20, 2025, which is the sixtieth (60th) day after the date of the commencement of the Offer.

See Section 4—“Withdrawal Rights”.

Will there be a subsequent offering period?

Yes. If the conditions to the consummation of the Offer are satisfied or waived (to the extent permitted by the Transaction Agreement and applicable law), after the Expiration Time, Purchaser will commence a subsequent offering period (the “Subsequent Offering Period”) for a period of not less than ten (10) business days to purchase additional Common Shares. During the Subsequent Offering Period, Purchaser will offer to purchase such additional Common Shares at the Offer Consideration, less any applicable withholding taxes and without interest. The Subsequent Offering Period will commence on the first business day following the Expiration Time.

What is the difference between an extension of the Offer and a Subsequent Offering Period?

The Subsequent Offering Period is not an extension of the Offer. The Subsequent Offering Period occurs after the Expiration Time. No withdrawal rights will apply to Common Shares tendered during the Subsequent Offering Period, and no withdrawal rights apply during the Subsequent Offering Period with respect to Common Shares tendered in the Offer and accepted for payment; any Common Shares tendered during the Subsequent Offering Period will immediately be accepted and promptly paid for.

See Section 1—“Terms of the Offer”.

How do I withdraw previously tendered Common Shares?

To withdraw previously tendered Common Shares, you must deliver a written notice of withdrawal, with the required information to the Depositary while you still have the right to withdraw Common Shares. If you tendered Common Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Common Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Common Shares at any time at which you have the right to withdraw your Common Shares. Such broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline to provide instructions for the withdrawal of your Common Shares. Accordingly, you should contact such broker, commercial bank, trust company or other nominee as soon as possible to determine the times by which you must take action in order to withdraw your Common Shares. No withdrawal rights will apply to Common Shares tendered during the Subsequent Offering Period, and no withdrawal rights apply during the Subsequent Offering Period with respect to Common Shares tendered in the Offer and accepted for payment; any Common Shares tendered during the Subsequent Offering Period will immediately be accepted and promptly paid for.

See Section 4—“Withdrawal Rights”.

What is the recommendation of the Merus board of directors in respect of the Offer?

The Board of Directors of Merus (the “Merus Board”) has unanimously (a) determined that, on the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction Agreement, the Offer, the Back-End Transactions and the other Transactions to be consummated by Merus are in the best interests of Merus and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (b) duly authorized and approved the execution and delivery of the Transaction Agreement, the performance by Merus of its obligations under the Transaction Agreement and the consummation by Merus of the Back-End Transactions and the other Transactions to be consummated by Merus, (c) resolved, subject to the Merus Board’s right, in certain circumstances, to effect an Adverse Recommendation Change (as defined below), to support the Offer and the other Transactions, to recommend acceptance of the Offer by Merus Shareholders and to recommend that Merus Shareholders vote for approval and adoption of certain matters to be proposed to the EGM (or a Subsequent EGM) as contemplated by the Transaction Agreement (such recommendation, the “Merus Board Recommendation”), and (d) resolved that Merus shall pursue the Transactions on the terms, and subject to the provisions, of the Transaction Agreement.

See the “Introduction” and Section 11—“Background of the Offer; Past Contacts or Negotiations with Merus”. A more complete description of the reasons for the Merus Board’s approval of the Offer and the Back-End Transactions is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) filed by Merus with the SEC and to be mailed to all Merus Shareholders.

When and how will I be paid for my tendered Common Shares?

Upon the terms and subject to the satisfaction or waiver of the Offer Conditions, we will, promptly following the Expiration Time (and in any event within two (2) business days following the Expiration Time), accept and pay for all of the Common Shares validly tendered and not validly withdrawn as of the Acceptance Time pursuant to the Offer.

We will pay for Common Shares that are validly tendered and not validly withdrawn as of the Acceptance Time by depositing the aggregate Offer Consideration with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Common Shares tendered and accepted for payment pursuant to the Offer (or during the Subsequent Offering Period) will be made only after (a) timely confirmation of a book-entry transfer into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Common Shares”, (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Common Shares validly tendered during the Subsequent Offering Period will be accepted and paid for promptly following the expiration of the Subsequent Offering Period.

See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Common Shares”.

If the Offer is completed, will Merus continue as a public company?

No. Promptly following the Subsequent Closing Date, we intend to cause Merus to effect the Delisting. As a result, the Common Shares will cease to be publicly traded.

See Section 14—“Certain Effects of the Offer”.

If I decide not to tender, how will the Offer affect my Common Shares and what will happen to Merus?

Subject to the occurrence of the Closing and promptly following the Subsequent Closing Date, we intend to cause Merus to effect the Delisting. In addition, after the Delisting, we intend to cause Merus to terminate the registration of the Common Shares under the Exchange Act as promptly as practicable and take steps to cause the suspension of all of Merus’ reporting obligations to the SEC with respect to the Common Shares. As a result, with respect to the Common Shares, Merus would no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC. Furthermore, the ability of “affiliates” of Merus and persons holding “restricted securities” of Merus to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated.

The Back-End Transactions will be implemented by means of (a) if on or prior to the Subsequent Closing Date the Article 14b Tax Ruling has been obtained, the Back-End Merger, the Back-End Loan and the Back-End Cancellation or (b) if on or prior to the Subsequent Closing Date the Article 14b Tax Ruling has not been obtained, the Back-End Articles Amendment, the Back-End Conversion and Amendment and the Back-End Compulsory Acquisition, and if applicable, the Back-End Share Issuance. If we consummate the Offer and not all issued and outstanding Common Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then upon consummation of the Back-End Transactions, each Common Share held by a Minority Shareholder will either be cancelled through the Back-End Merger and the Back-End Cancellation or acquired by Purchaser through the Back-End Compulsory Acquisition, and each Minority Shareholder will be entitled to receive, for each Common Share held, either (a) in the case of the Back-End Cancellation, the Back-End Cancellation Consideration, less any applicable withholding taxes and without interest or (b) in the case of the Back-End Compulsory Acquisition, the Court Consideration as determined by the Enterprise Court.

If you do not tender your Common Shares in the Offer or during the Subsequent Offering Period, and both the Offer and the Back-End Transactions are completed, then you will be paid for your Common Shares later than you would have been paid if you had tendered your Common Shares in the Offer or during the Subsequent Offering Period and may be subject to an additional withholding tax of fifteen percent (15%) applicable to the Back-End Cancellation Consideration.

See the “Introduction” to this Offer to Purchase, Section 6—“Material Dutch Tax Consequences,” Section 12—“The Transaction Agreements,” Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus” and Section 14—“Certain Effects of the Offer.”

Are any Dutch works council or employee consultation procedures required in connection with the Offer and the Back-End Transactions?

In accordance with the Dutch Works Council Act (Wet op de ondernemingsraden) and the Dutch Social and Economic Council’s Merger Code 2015 (SER Fusiegedragsregels 2015), Merus, and Genmab and its subsidiaries, must conduct certain information and consultation processes with their respective works councils in The Netherlands in respect of the Transactions, including the Offer, the Back-End Merger and certain related matters. See Section 16—“Conditions of the Offer” and Section 17— “Certain Legal Matters; Regulatory Approvals”.

Are there any protective measures or anti-takeover devices in place that could restrict or delay the Offer and the Back-End Transactions? How are these addressed in connection with the Offer?

Stichting Continuïteit Merus (the “Protection Foundation”) holds a call option right to subscribe for preferred shares, nominal value €0.09 per share (each, a “Preferred Share,” and collectively, the “Preferred Shares”), in the capital of Merus pursuant to a call option agreement (the “Foundation Option Agreement”). Concurrently with the execution of the Transaction Agreement, Merus and the Protection Foundation entered into a foundation support agreement (the “Foundation Support Agreement”), pursuant to which the Protection Foundation agreed, among other things, that during the term of the Transaction Agreement the Protection Foundation will not and cannot exercise its call option and that the call option agreement (including the call option) will terminate effective upon the Closing, and wherein the Foundation stated its belief that the transactions do not constitute a threat to the interests of the Company, its businesses or its stakeholders and stated its support of the transactions.

What is the market value of my Common Shares as of a recent date?

On September 26, 2025, the last full trading day before the public announcement of the execution of the Transaction Agreement, the closing sale price per Common Share reported on Nasdaq was $68.89 per Common Share. On October 20, 2025, the last full trading day before the commencement of the Offer, the reported closing sale price on Nasdaq was $94.44 per Common Share. The Offer Consideration of $97.00 per Common Share represents a premium of approximately forty-one percent (41%) over the reported closing price of the Common Shares on Nasdaq on September 26, 2025, and a premium of approximately forty-four percent (44%) over the thirty (30)-day volume weighted average price of $67.42 per Common Share on Nasdaq as of September 26, 2025.

See Section 7—“Price Range of Common Shares; Dividends”.

Will I have appraisal rights in connection with the Offer?

Merus shareholders are not entitled under Dutch law or otherwise to appraisal or dissenter rights in connection with the Offer (or the Back-End Transactions).

As part of the Back-End Transactions, Genmab, Purchaser or any of their respective affiliates may be required to commence the Back-End Compulsory Acquisition. In such proceedings, the Enterprise Court will determine the price to be paid for the Common Shares, if necessary, after appointing one or more experts to provide an opinion on the value to be paid for such Common Shares. In the event that Genmab, Purchaser or any of their respective affiliates initiates these proceedings, Purchaser expects to request that the Enterprise Court determine the cash amount per Common Share to be equal to the Offer Consideration, adjusted, as applicable, to reflect the timing of settlement of consideration relative to the Offer settlement. The non-tendering Merus Shareholders do not have the right to commence the Back-End Compulsory Acquisition proceeding to oblige us to buy their Common Shares.

See Section 17—“Certain Legal Matters; Regulatory Approvals”.

What will happen to outstanding Merus equity awards in the Offer?

The Transaction Agreement provides that each outstanding and unexercised option to subscribe for or purchase Common Shares (each, a “Merus Option”) that is outstanding immediately prior to the Acceptance Time with an exercise price per Common Share that is less than the Offer Consideration, whether or not fully vested and exercisable and whether or not then subject to any performance or other conditions (a) will vest in full at the Acceptance Time and (b) be canceled immediately prior to the Closing and converted automatically into the right to receive an amount in cash, without interest, equal to the product of (i) the amount by which the Offer Consideration exceeds the applicable exercise price per Common Share of such Merus Option and (ii) the aggregate number of Common Shares underlying such Merus Option.

See Section 12—“The Transaction Agreements—The Transaction Agreement—Treatment of Equity Awards”.

What are the material U.S. federal income tax consequences of tendering my Common Shares in the Offer or during the Subsequent Offering Period or receiving consideration in the Back-End Transactions?

The receipt of cash in exchange for Common Shares in the Offer, during the Subsequent Offering Period or the Back-End Transactions will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor to determine the tax consequences (including the application and effect of any U.S. federal, state, local or non-U.S. income or other tax laws) to you of participating in the Offer or during the Subsequent Offering Period or in the Back-End Transactions, in light of your particular circumstances.

See Section 5—“Material United States Federal Income Tax Consequences”.

You should also note that Dutch dividend withholding tax (dividendbelasting) may be withheld on payments to U.S. taxpayers in the Back-End Transactions (see the following question and Section 6—“Material Dutch Tax Consequences”).

What are the material Dutch income tax consequences of tendering my Common Shares in the Offer or during the Subsequent Offering Period or receiving consideration in the Back-End Transactions?

The receipt of cash in exchange for Common Shares in the Offer, during the Subsequent Offering Period or in the Back-End Transactions may result in a taxable transaction for Dutch tax purposes.

No Dutch dividend withholding tax is applicable to amounts paid for Common Shares tendered in the Offer or during the Subsequent Offering Period or for Common Shares acquired pursuant to the Back-End Compulsory Acquisition (as defined below). As set out in more detail in Section 6—“Material Dutch Tax Consequences,” the withholding tax applicable to the Back-End Cancellation Consideration will include a fifteen percent (15%) Dutch dividend withholding tax to the extent the Back-End Cancellation Consideration per New TopCo class A share (a “New TopCo Share A”) exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes (the “Fiscally Recognized Capital”) of such New TopCo Share A immediately prior to the Back-End Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular Minority Shareholder.

You should consult your tax advisor to determine the tax consequences (including the application and effect of any Dutch dividend withholding taxes) to you of the Offer, the Subsequent Offering Period and the Back-End Transactions in light of your particular circumstances. See the “Introduction,” Section 1—“Terms of the Offer,” Section 2—“Acceptance for Payment and Payment for Common Shares,” Section 5—“Material United States Federal Income Tax Consequences” and Section 6—“Material Dutch Tax Consequences.”

Whom should I call if I have questions about the Offer?

Innisfree M&A Incorporated is acting as the Information Agent (the “Information Agent”) for the Offer. Merus Shareholders may contact the Information Agent at:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free:

(877) 750-5838 (from the U.S. and Canada), or

+1 (412) 232-3651 (from other countries)

Banks and Brokers May Call Collect: (212) 750-5833

INTRODUCTION

To the Holders of Common Shares of Merus N.V.:

Purchaser is offering to purchase all of the issued and outstanding Common Shares in exchange for the Offer Consideration, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal. If the conditions to the consummation of the Offer are satisfied or waived (to the extent permitted by the Transaction Agreement and applicable law), Purchaser will commence the Subsequent Offering Period on the first business day after the time at which the Offer expires (taking into account any extensions). During the Subsequent Offering Period, Purchaser will offer to purchase additional Common Shares at the Offer Consideration, less any applicable withholding taxes and without interest, for a period of not less than ten (10) business days.

The Offer is being made pursuant to the Transaction Agreement. Unless the Offer is earlier terminated, the Offer will expire at the Initial Expiration Time or, if the Offer is extended pursuant to and in accordance with the terms of the Transaction Agreement, the Expiration Time. In no event shall the Expiration Time occur prior to the date of EGM, and in the event that Merus does not deliver the Merus Q3 Form 10-Q to Genmab in draft form on or before October 27, 2025 or does not file the Merus Q3 Form 10-Q with the SEC on or before October 31, 2025, then the Expiration Time shall occur no earlier than 5:00 p.m., New York City time, on January 23, 2026, unless the Financing or any Alternative Financing is consummated in full (including if the proceeds of such Financing or any Alternative Financing are placed into escrow upon consummation) prior to such date.

The Transaction Agreement provides, among other things, that beginning on the Subsequent Closing Date, subject to the satisfaction or waiver of certain conditions, Genmab and Purchaser shall be required to effect, or cause to be effected, and Merus and its subsidiaries shall effect, if permissible under applicable law, the following Back-End Transactions:

•	if, on or prior to the Subsequent Closing Date, the Article 14b Tax Ruling has been obtained:

(A)

prior to the execution of the notarial deed effecting Back-End Merger, Merus shall (i) in its capacity as sole shareholder of New TopCo, and subject to Purchaser having granted the Back-End Loan, resolve to effect, following the effective time of the Back-End Merger, the Back-End Cancellation and (ii) direct the management board of New TopCo to approve the Back-End Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time neither knows nor reasonably foresees that, following the Back-End Cancellation, New TopCo cannot continue to pay its due and payable debts;

(B)	Merus and New TopCo shall execute the notarial deed effecting the Back-End Merger no later than 23:59 Central European Time on the Subsequent Closing Date;

(C)	prior to the Back-End Cancellation Effective Time, Purchaser shall make the Back-End Loan to New TopCo; and

(D)	The Back-End Cancellation shall become effective at the Back-End Cancellation Effective Time; or

•	if, on or prior to the Subsequent Closing Date, the Article 14b Tax Ruling has not been obtained:

(A)

if the number of Common Shares collectively owned by Genmab, Purchaser or any of their respective affiliates on the Subsequent Closing Date does not represent the Back-End Compulsory Acquisition Threshold, then, promptly following the expiration of the Subsequent Offering Period, (i) Merus shall cause the execution of the Back-End Articles Amendment, in such a manner as to permit the Back-End Share Issuance and (ii) promptly following the execution of the Back-End Articles Amendment, Purchaser and Merus shall effect the Back-End Share Issuance;

(B)	as promptly as reasonably practicable following the Back-End Share Issuance (if the Back-End Compulsory Acquisition Threshold has not been achieved on the Subsequent Closing Date) or promptly after the Subsequent Offering Period (if the Back-End Compulsory Acquisition Threshold has been achieved on the Subsequent Closing Date), as applicable, Purchaser shall (and Genmab shall cause Purchaser to) commence the Back-End Compulsory Acquisition in exchange for the Court Consideration; and

(C)

irrespective of whether the Back-End Compulsory Acquisition Threshold has been achieved (or when the Back-End Compulsory Acquisition is commenced), effective promptly following the Delisting, Merus shall cause the Back-End Conversion and Amendment.

Promptly following the Subsequent Closing Date, we intend to cause Merus to effect the Delisting. Merus will file a Form 15 shortly thereafter, and the Common Shares will be deregistered under the Securities Exchange Act of 1934, as amended, resulting in the cessation of Merus’ reporting obligations to the SEC with respect to the Common Shares.

If we consummate the Offer and not all issued and outstanding Common Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then upon consummation of the Back-End Transactions, each Common Share held by a Minority Shareholder will be either cancelled through the Back-End Merger and the Back-End Cancellation or acquired by Purchaser through the Back-End Compulsory Acquisition, and each Minority Shareholder will be entitled to receive, for each Common Share held, either (a) in the case of the Back-End Cancellation, the Back-End Cancellation Consideration, less applicable withholding taxes and without interest or (b) in the case of the Back-End Compulsory Acquisition, the Court Consideration as determined by the Enterprise Court.

No Dutch dividend withholding tax (dividendbelasting) is applicable to amounts paid for Common Shares tendered in the Offer or during the Subsequent Offering Period or for Common Shares acquired pursuant to the Back-End Compulsory Acquisition. As set out in more detail in Section 6—“Material Dutch Tax Consequences,” the withholding tax applicable to the Back-End Cancellation Consideration will include a fifteen percent (15%) Dutch dividend withholding tax to the extent the Back-End Cancellation Consideration per New TopCo Share A exceeds the Fiscally Recognized Capital of such New TopCo Share A immediately prior to the Back-End Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular Minority Shareholder.

Merus has calculated the amount of Fiscally Recognized Capital of Merus as per December 31, 2024 (the “Calculation”). Based on the Calculation, the Fiscally Recognized Capital per New TopCo Share A is expected to be significantly lower than the Back-End Cancellation Consideration. The Calculation and the amount of Fiscally Recognized Capital of Merus and Fiscally Recognized Capital per New TopCo Share A will have to be updated for any relevant transactions between December 31, 2024 and the Back-End Merger. On the basis of the Calculation, and assuming (i) the USD/EUR exchange rate at the time of the Back-End Merger will not be significantly lower than the current USD/EUR exchange rate and (ii) no material negative changes will occur in the amount of Fiscally Recognized Capital of Merus between December 31, 2024 and the Back-End Merger, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Back-End Cancellation Consideration (except in the event a particular Minority Shareholder timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Back-End Cancellation Consideration free of Dutch dividend withholding tax as described below). Merus, Genmab and the Purchaser agreed to submit a request to the DTA to seek advance tax clearance on the Calculation and the Dutch dividend withholding tax due in respect of the Back-End Cancellation (the “Article 13 Tax Ruling Request”). If the DTA has not granted the Article 13 Tax Ruling Request prior to the consummation of the Back-End Cancellation, Merus and Genmab shall apply the calculation methodology set forth in the Article 13 Tax Ruling Request for purposes of determining the amount of Dutch dividend withholding tax to be withheld in connection with the payments made to Minority Shareholders in connection with the Back-End Cancellation, subject to such revisions as Merus and Genmab reasonably agree in good faith.

Unless any such Minority Shareholder prior to the Back-End Cancellation timely demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Back-End Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such shareholder from the tax withholding process, New TopCo will deduct and withhold from the Back-End Cancellation Consideration payable to each Minority Shareholder such amount of Dutch dividend withholding tax as it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and will remit the amount so deducted and withheld to the DTA. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and, accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. You should consult your tax advisor to determine the tax consequences (including the application and effect of any Dutch dividend withholding taxes) to you of the Offer, the Subsequent Offering Period and the Back-End Transactions in light of your particular circumstances. See the “Introduction,” Section 1—“Terms of the Offer,” Section 2—“Acceptance for Payment and Payment for Common Shares,” Section 5—“Material United States Federal Income Tax Consequences” and Section 6—“Material Dutch Tax Consequences.”

Subject to Genmab’s right to terminate the Transaction Agreement in accordance with its terms, Purchaser may extend the Offer to such other date and time as may be agreed in writing by Merus and Genmab, and Purchaser has agreed in the Transaction Agreement that it will extend the Offer:

•

for the minimum period (if any) required by any applicable rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer or as may be necessary to resolve any comments of the SEC or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents;

•

on one or more occasions in consecutive periods of up to fifteen (15) business days (or such other duration as may be agreed to in writing by Purchaser and Merus) each, with each such period to end at 5:00 p.m., New York City time on the last business day of such period if, at any then-scheduled Expiration Time, any Offer Condition has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

(A)

if Purchaser determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time, the Legal Restraint Condition or the Antitrust Approvals Condition (each as defined below) is not reasonably likely to be satisfied within such fifteen (15)-business-day extension period, then Purchaser will be permitted to extend the Offer on such occasion for periods of up to twenty (20) business days;

(B)

if the Minimum Condition remains unsatisfied, but all other Offer Conditions (other than those Offer Conditions that are to be satisfied by action taken at the Acceptance Time) are then-satisfied or waived, Purchaser is not required to (but may elect to) effect, on more than three (3) occasions, a Minimum Condition Extension, provided that Purchaser may not extend the Offer pursuant to a Minimum Condition Extension on more than three (3) occasions without the prior written consent of Merus in its sole and absolute discretion; and

(C)

Purchaser is not required to extend the Offer beyond the “Outside Date,” as the Outside Date may be extended pursuant to the terms of the Transaction Agreement (and as described in Section 12—“The Transaction Agreements—The Transaction Agreement”); or

•

if, at the then-scheduled Expiration Time, Merus brings or has brought any action to enforce specifically the performance of the terms and provisions of the Transaction Agreement by Genmab or Purchaser, (i) for the period during which such action is pending or (ii) by such other time period established by the court presiding over such action, as the case may be.

The Transaction Agreement provides, among other things, that, subject to the terms and conditions set forth therein, we will (and Genmab will cause us to), promptly following the Expiration Time (but in any event within two (2) business days following the Expiration Time), irrevocably accept for payment and, at the Acceptance

Time, pay for (by delivery of funds to the Depositary), all Common Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Common Shares”.

Tendering shareholders who are record owners of their Common Shares and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Common Shares by Purchaser pursuant to the Offer. Shareholders who hold their Common Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with these institutions as to whether they charge any service fees or commissions.

Consummation of the Offer is subject to, among the other conditions set forth in Section 16—“Conditions of the Offer”, the following conditions: (i) the Minimum Condition, (ii) the Material Adverse Effect Condition, (iii) the Marketing Period Condition, (iv) the Legal Restraint Condition, (v) the Antitrust Approvals Condition and (vi) the Governance Resolutions Condition, each as defined below. See Section 16—“Conditions of the Offer”. Neither the consummation of the Offer nor the Back-End Transactions is subject to any financing condition.

The Minimum Condition requires there shall have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Common Shares that, together with the Common Shares then owned by Genmab, Purchaser and their respective affiliates, any Common Shares irrevocably and unconditionally (or conditionally only on the Closing having occurred) sold and committed to be transferred, but not yet transferred, to Purchaser in writing, represents at least the Minimum Condition, excluding from both the numerator and denominator of such percentage determination any Common Shares held by Merus in treasury immediately prior to the Expiration Time.

The Material Adverse Effect Condition requires that since September 29, 2025, there shall not have occurred any fact, event, circumstance, change, condition, development, occurrence or effect that, individually or in the aggregate with any other fact, event, circumstance, change, condition, development, occurrence or effect, (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, financial condition or results of operations of the Merus Group, taken as a whole, or (ii) prevents or materially delays or impairs, the ability of Merus to consummate the Transactions. See Section 12—“The Transaction Agreements—The Transaction Agreement—Representations and Warranties” for more details and for the manner in which this term is specifically defined in the Transaction Agreement.

The Marketing Period Condition requires that the Bond Marketing Period shall have commenced and shall have ended as of the scheduled Expiration Time; provided, that the Marketing Period Condition shall not be applicable after the Bond Marketing Period Termination Date. See Section 12—“The Transaction Agreements—The Transaction Agreement—Financing Cooperation” for more details and for the manner in which this term is specifically defined in the Transaction Agreement.

The Legal Restraint Condition requires that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Legal Restraint (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Offer, the Back-End Transactions (or any component thereof), or the other Transactions.

The Antitrust Approvals Condition requires (i) the expiration or termination of the relevant waiting period (and any extension thereof) under the HSR Act and (ii) a ‘no further questions’ response following submission of a briefing paper to the UK CMA (if this is the most recent response from the UK CMA as at the date all other Offer Conditions are satisfied) or otherwise, clearance from the UK CMA following the submission of a Merger Notice in relation to the Offer, and, in the case of clause (i) and (ii), both of which shall be in full force and effect as of the Expiration Time.

The Governance Resolutions Condition requires that the Governance Resolutions and the Back-End Transactions Resolutions (each as defined in Section 12—“The Transaction Agreements—Transaction Agreement—Extraordinary General Meeting Resolutions to Be Adopted”) shall have been adopted at the EGM or a Subsequent EGM, and in each case, shall not have been revoked, modified or amended in any way at any general meeting of Merus held after the date of the EGM or the relevant Subsequent EGM, as applicable.

The Merus Board has unanimously (a) determined that, on the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction Agreement, the Offer, the Back-End Transactions and the other Transactions to be consummated by Merus are in the best interests of Merus and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (b) duly authorized and approved the execution and delivery of the Transaction Agreement, the performance by Merus of its obligations under the Transaction Agreement and the consummation by Merus of the Back-End Transactions and the other Transactions to be consummated by Merus, (c) resolved, subject to the Merus Board’s right, in certain circumstances, to effect an Adverse Recommendation Change, to support the Offer and the other Transactions, to recommend acceptance of the Offer by Merus Shareholders and to recommend that Merus Shareholders vote for approval and adoption of certain matters to be proposed to the EGM (or a Subsequent EGM) as contemplated by the Transaction Agreement, and (d) resolved that Merus shall pursue the Transactions on the terms, and subject to the provisions, of the Transaction Agreement.

For additional details concerning the Back-End Transactions, see Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus”.

A more complete description of the Merus Board’s reasons for authorizing and approving the Transaction Agreement and the Transactions, including the Offer and the Back-End Transactions, is set forth in the Schedule 14D-9, which will be furnished to Merus Shareholders in connection with the Offer. Merus Shareholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “—Background of the Offer and the Transactions” and “—Reasons for the Recommendation of the Merus Board”.

Material U.S. federal income tax consequences of the sale of Common Shares pursuant to the Offer and the implementation of the Back-End Transactions are described in Section 5—“Material United States Federal Income Tax Consequences”. Material Dutch income tax and dividend withholding tax consequences of the sale of Common Shares pursuant to the Offer and the implementation of the Back-End Transactions are described in Section 6—“Material Dutch Tax Consequences”.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer. Proxies may be solicited by Merus from Merus Shareholders in connection with the EGM, and you should consult and read carefully any shareholders circular or other materials provided to you by Merus in connection with the EGM.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and promptly pay for all Common Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights”.

The Transaction Agreement provides, among other things, that, subject to the terms and conditions set forth therein, we will (and Genmab will cause us to), promptly following the Expiration Time (but in any event within two (2) business days following the Expiration Time), irrevocably accept for payment and, at the Acceptance Time, pay for (by delivery of funds to the Depositary), all Common Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time. See Section 3—“Procedures for Accepting the Offer and Tendering Common Shares”.

Consummation of the Offer is conditioned upon, among other things, (a) the Transaction Agreement not having been terminated in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Transaction Agreement and applicable law) of the following conditions, among the other conditions set forth in Section 16—“Conditions of the Offer”, as of the Expiration Time: (i) the Minimum Condition (as its threshold may be lowered pursuant to the Transaction Agreement); (ii) the Legal Restraint Condition; (iii) the Antitrust Approvals Condition; (iv) the Governance Resolutions Condition; (v) the Material Adverse Effect Condition; (vi) the Employee Clearance Condition; and (vii) the Marketing Period Condition. Consummation of the Offer is not subject to a financing condition. See Section 16—“Conditions of the Offer”.

Subject to Genmab’s right to terminate the Transaction Agreement in accordance with its terms, Purchaser may extend the Offer to such other date and time as may be agreed in writing by Merus and Genmab, and Purchaser has agreed in the Transaction Agreement that it will extend the Offer:

•

for the minimum period (if any) required by any applicable rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer or as may be necessary to resolve any comments of the SEC or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents;

•

on one or more occasions in consecutive periods of up to fifteen (15) business days (or such other duration as may be agreed to in writing by Purchaser and Merus) each, with each such period to end at 5:00 p.m., New York City time on the last business day of such period if, at any then-scheduled Expiration Time, any Offer Condition has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

(A)

if Purchaser determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time, the Legal Restraint Condition or the Antitrust Approvals Condition (each as defined below) is not reasonably likely to be satisfied within such fifteen (15)-business-day extension period, then Purchaser will be permitted to extend the Offer on such occasion for periods of up to twenty (20) business days;

(B)

if the Minimum Condition remains unsatisfied, but all other Offer Conditions (other than those Offer Conditions that are to be satisfied by action taken at the Acceptance Time) are then-satisfied or waived, Purchaser is not required to (but may elect to) effect, on more than three (3) occasions, a Minimum Condition Extension, provided that Purchaser may not extend the Offer pursuant to a Minimum Condition Extension on more than three (3) occasions without the prior written consent of Merus in its sole and absolute discretion; and

(C)

Purchaser is not required to extend the Offer beyond the “Outside Date,” as the Outside Date may be extended pursuant to the terms of the Transaction Agreement (and as described in Section 12—“The Transaction Agreements—The Transaction Agreement”); or

•

if, at the then-scheduled Expiration Time, Merus brings or has brought any action to enforce specifically the performance of the terms and provisions of the Transaction Agreement by Genmab or Purchaser, (i) for the period during which such action is pending or (ii) by such other time period established by the court presiding over such action, as the case may be.

If Purchaser extends the Offer, such extension will extend the time that you will have to tender (or withdraw) your Common Shares.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right at any time to, in its sole discretion, waive, in whole or in part, any of the Offer Conditions and to modify or amend the terms of, or conditions to, the Offer (to the extent such waiver, modification or amendment is not prohibited by applicable law or the Transaction Agreement). However, Purchaser will not, and Genmab will cause Purchaser not to (without the prior written consent of Merus in its sole discretion): (a) waive or amend the Minimum Condition (except to the extent contemplated under the Transaction Agreement); (b) change the Legal Restraint Condition, Antitrust Approvals Condition or the Marketing Period Condition; (c) decrease the Offer Consideration; (d) change the form of consideration to be paid in the Offer; (e) decrease the number of Common Shares sought in the Offer; (f) extend or otherwise change the Expiration Time (except as provided in the Transaction Agreement); or (g) impose additional conditions to the Offer or otherwise amend, modify or supplement any Offer Condition or terms of the Offer in a manner adverse to Merus Shareholders or that would prevent or materially delay the ability of Genmab or Purchaser to consummate any of the Transactions.

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m. New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire, which notice shall also include the approximate number of Common Shares validly tendered and not properly withdrawn as of such date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment for Common Shares) for Common Shares, or is unable to accept Common Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Transaction Agreement, the Depositary may retain tendered Common Shares on Purchaser’s behalf, and such Common Shares may not be withdrawn except to the extent that tendering Merus Shareholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4—“Withdrawal Rights”. However, Purchaser’s ability to delay the payment for Common Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Purchaser to promptly pay the consideration offered or return the Common Shares deposited by or on behalf of Merus Shareholders promptly after the termination or withdrawal of the Offer.

If, subject to the terms of the Transaction Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if Purchaser waives a material condition of the Offer, Purchaser will file additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c), and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. Purchaser understands that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent, or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10)-business-day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Time, Purchaser increases the consideration being paid for Common Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Common

Shares are purchased in the Offer, whether or not such Common Shares were tendered before the announcement of the increase in consideration.

Following the Expiration Time, subject to satisfaction or waiver of the conditions to Closing, Purchaser will provide for a Subsequent Offering Period of not less than ten (10) business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Transaction Agreement. For purposes of the Offer, a “business day” means any day (other than Saturday or Sunday) on which commercial banks banking in Copenhagen, Denmark; Amsterdam, The Netherlands; or New York, New York, United States are not required or permitted by law to close. The Subsequent Offering Period is not an extension of the Offer. During the Subsequent Offering Period, Merus Shareholders may tender Common Shares not previously tendered pursuant to the Offer. Purchaser will announce additional details with respect to the Subsequent Offering Period (including any extension thereof) in accordance with applicable rules, regulations and interpretations of the SEC. In particular, Purchaser will announce the results of the Offer, including the approximate number and percentage of Common Shares deposited to date, no later than 9:00 a.m. New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire and immediately begin the Subsequent Offering Period. There will be no withdrawal rights during the Subsequent Offering Period; any Common Shares tendered will immediately be accepted by Purchaser and promptly paid for. Any Common Shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Consideration, in cash, less any applicable withholding taxes and without interest. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period or any delay in making payment for Common Shares.

Beginning on the Subsequent Closing Date, Genmab or Purchaser will be required to effect, or cause to be effected, and Merus and its subsidiaries will effectuate, the Back-End Transactions. The Back-End Transactions will utilize processes available to Purchaser under Dutch law to ensure that Genmab will own and control Merus from and after the consummation of the Back-End Transactions. If Purchaser consummates the Offer and not all issued and outstanding Common Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then upon consummation of the Back-End Transactions, each Common Share held by a Minority Shareholder will be either cancelled through the Back-End Merger and the Back-End Cancellation or acquired by Purchaser through the Back-End Compulsory Acquisition, and each Minority Shareholder will be entitled to receive, for each Common Share held, either (a) in the case of the Back-End Cancellation, the Back-End Cancellation Consideration or (b) in the case of the Back-End Compulsory Acquisition, the Court Consideration as determined by the Enterprise Court.

No Dutch dividend withholding tax (dividendbelasting) is applicable to amounts paid for Common Shares tendered in the Offer or during the Subsequent Offering Period or for Common Shares acquired pursuant to the Back-End Compulsory Acquisition. As set out in more detail in Section 6—“Material Dutch Tax Consequences,” the withholding tax applicable to the Back-End Cancellation Consideration will include a fifteen percent (15%) Dutch dividend withholding tax to the extent the Back-End Cancellation Consideration per New TopCo Share A exceeds the Fiscally Recognized Capital of such New TopCo Share A immediately prior to the Back-End Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular Minority Shareholder. Unless any Minority Shareholder prior to the Back-End Cancellation timely demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Back-End Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such shareholder from the tax withholding process, New TopCo will deduct and withhold from the Back-End Cancellation Consideration payable to each Minority Shareholder such amount of Dutch dividend withholding tax as it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and will remit the amount so deducted and withheld to the DTA.

Merus has calculated the amount of Fiscally Recognized Capital of Merus as per December 31, 2024 (the “Calculation”). Based on the Calculation, the Fiscally Recognized Capital per New TopCo Share A is expected to be significantly lower than the Back-End Cancellation Consideration. The Calculation and the amount of

Fiscally Recognized Capital of Merus and Fiscally Recognized Capital per New TopCo Share A will have to be updated for any relevant transactions between December 31, 2024 and the Back-End Merger. On the basis of the Calculation, and assuming (i) the USD/EUR exchange rate at the time of the Back-End Merger will not be significantly lower than the current USD/EUR exchange rate and (ii) no material negative changes will occur in the amount of Fiscally Recognized Capital of Merus between December 31, 2024 and the Back-End Merger, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Back-End Cancellation Consideration (except in the event a particular Minority Shareholder timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Back-End Cancellation Consideration free of Dutch dividend withholding tax as described above). Merus, Genmab and the Purchaser agreed to submit a request to the DTA to seek advance tax clearance on the Calculation and the Dutch dividend withholding tax due in respect of the Back-End Cancellation (the Article 13 Tax Ruling Request). If the DTA has not granted the Article 13 Tax Ruling Request prior to the consummation of the Back-End Cancellation, Merus and Genmab shall apply the calculation methodology set forth in the Article 13 Tax Ruling Request for purposes of determining the amount of Dutch dividend withholding tax to be withheld in connection with the payments made to Minority Shareholders in connection with the Back-End Cancellation, subject to such revisions as Merus and Genmab reasonably agree in good faith.

Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and, accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. You should consult your tax advisor to determine the tax consequences (including the application and effect of any Dutch dividend withholding taxes) to you of the Offer, the Subsequent Offering Period and the Back-End Transactions in light of your particular circumstances. See the “Introduction,” Section 1—“Terms of the Offer,” Section 2—“Acceptance for Payment and Payment for Common Shares,” Section 5—“Material United States Federal Income Tax Consequences” and Section 6—“Material Dutch Tax Consequences.”

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Transaction Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Common Shares if, at the Expiration Time, any of the Offer Conditions have not been satisfied or have not been waived. See Section 16—“Conditions of the Offer”. Under certain circumstances, Genmab may terminate the Transaction Agreement and the Offer. Without limiting the generality of the foregoing, if the Transaction Agreement is validly terminated pursuant to its terms, Purchaser will (and Genmab will cause Purchaser to) promptly (and in any event within one business day following such valid termination) terminate the Offer and not acquire any Common Shares pursuant to the Offer.

Merus has provided Genmab and Purchaser with the Merus Shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to Merus Shareholders. This Offer to Purchase and the Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of the Common Shares whose names appear on the Merus Shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Common Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Merus Shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Common Shares.

2. Acceptance for Payment and Payment for Common Shares.

Upon the terms and subject to the satisfaction or waiver (to the extent waivable by Genmab or Purchaser) of the Offer Conditions set forth in Section 16—“Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, and Genmab will cause Purchaser to, promptly following the Expiration Time (but in any event within two (2) business days following the Expiration Time), irrevocably accept for payment and, at the Acceptance Time, pay for (by delivery of funds to the Depositary), all Common Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Transaction Agreement, Purchaser expressly reserves the right to delay payment for Common Shares in order to comply in whole or in part with any applicable law or regulation. See Section 1—“Terms of the Offer”.

In all cases, payment for Common Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) if you are a record holder and you hold Common Shares in book-entry form on the books of Merus’ transfer agent, (i) the Letter of Transmittal, properly completed and duly executed and (ii) any other documents required by the Letter of Transmittal or (b) if your Common Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at The Depository Trust Company (“DTC”), (i) timely confirmation of a book-entry transfer of such Common Shares (“Book-Entry Confirmations”) into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Common Shares”, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the Letter of Transmittal, or Book-Entry Confirmations with respect to Common Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Consideration for any Common Shares, regardless of any extension of the Offer or any delay in making payment for the Common Shares.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Common Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing an Agent’s Message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Common Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Common Shares pursuant to the Offer. Upon the terms set forth in the Transaction Agreement and subject to the satisfaction or waiver of the Offer Conditions on or prior to the Expiration Time, payment for Common Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Consideration for such Common Shares with the Depositary, which will act as agent for tendering Merus Shareholders for the purpose of receiving payments from Purchaser and transmitting payments to tendering Merus Shareholders whose Common Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Common Shares or is unable to accept Common Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Transaction Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Common Shares, and such Common Shares may only be withdrawn to the extent that tendering Merus Shareholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

3. Procedures for Accepting the Offer and Tendering Common Shares.

Valid Tenders. In order for a Merus Shareholder to validly tender Common Shares pursuant to the Offer, Merus Shareholders must follow the below procedures.

•

If you are a record holder and you hold Common Shares in book-entry form on the books of Merus’ transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time (unless the tender is made during any Subsequent Offering Period, in which case the required documents must be received prior to the expiration of the Subsequent Offering Period): (a) the Letter of Transmittal, properly completed and duly executed and (b) any other documents required by the Letter of Transmittal.

•

If your Common Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at DTC, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time (unless the tender is made during any Subsequent Offering Period, in which case the required documents must be received prior to the expiration of the Subsequent Offering Period): (a) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2—“Acceptance for Payment and Payment for Common Shares”); (b) a Book-Entry Confirmation (as defined under Section 2—“Acceptance for Payment and Payment for Common Shares”); and (c) any other documents required by the Letter of Transmittal.

•

If you hold Common Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Common Shares be tendered.

Book-Entry Transfer. The Depositary will establish an account with respect to Common Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Common Shares by causing DTC to transfer such Common Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for the transfer. However, although delivery of Common Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of Common Shares) of Common Shares tendered therewith, unless the registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Common Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution”, as that term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

No Guaranteed Delivery. Purchaser is not providing for guaranteed delivery procedures. Therefore, Merus Shareholders who wish to tender Common Shares must allow sufficient time to comply with the procedures described in this Section 3—“Procedures for Accepting the Offer and Tendering Common Shares” prior to the Expiration Time.

Notwithstanding any other provision of this Offer, payment for Common Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (a) Book-Entry Confirmation pursuant to the procedures set forth in this Section 3, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message and (c) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and any other documents required by the Depositary. Accordingly, tendering Merus Shareholders may be paid at different times depending upon when the foregoing documents with respect to Common Shares are actually received by the Depositary.

The method of delivery of the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and the risk of the tendering Merus Shareholder and the delivery will be deemed made, and the risk of loss of documents will pass, only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Tender Constitutes Binding Agreement. The tender of Common Shares pursuant to any one of the procedures described above will constitute the tendering Merus Shareholder’s acceptance of the Offer, as well as such Merus Shareholder’s representation and warranty that such Merus Shareholder has the full power and authority to tender and assign Common Shares tendered, as specified in the Letter of Transmittal or the Book-Entry Confirmation, as applicable, and that when accepted for payment, we will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Common Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering Merus Shareholders and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Common Shares will be determined by Purchaser, in its sole discretion, subject to the rights of tendering Merus Shareholders to challenge such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Common Shares by any particular Merus Shareholders, whether or not similar defects or irregularities are waived in the case of other Merus Shareholders. No tender of Common Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Genmab, Purchaser, Merus, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Transaction Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering Merus Shareholder will irrevocably appoint designees of Purchaser as such Merus Shareholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Merus Shareholder’s rights with respect to Common Shares tendered by such Merus Shareholder and accepted for payment by Purchaser and with respect to any and all other Common Shares or other securities or rights issued or issuable in respect of such Common Shares. The appointment will be effective when, and only to the extent that, Purchaser accepts for payment Common Shares tendered by such Merus Shareholder as provided herein. Upon appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Common Shares;

•	all prior powers of attorney, proxies and consents given by such Merus Shareholder with respect to such Common Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such Merus Shareholder (and, if given, will not be deemed effective); and

•

the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Common Shares and other securities or rights, including, without limitation, in respect of any annual, extraordinary special or adjourned meeting of Merus Shareholders, actions by written consent in lieu of a Merus Shareholder meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Common Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Common Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Common Shares and other related securities or rights, including voting at any meeting of Merus Shareholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Common Shares, for any meeting of Merus Shareholder.

Equity Awards. The Offer is being made only for Common Shares and not for outstanding Merus Options. Holders of Merus Options may not participate in the Offer with respect to such Merus Options. Holders of outstanding vested but unexercised Merus Options may participate in the Offer only if they first exercise such Merus Options in accordance with the terms of the Merus 2016 Incentive Award Plan, as amended, and other applicable agreements of Merus and tender the Common Shares, if any, issued upon such exercise. Any such exercise should be completed at least seven (7) business days prior to of the Expiration Time to assure that the holder will have sufficient time to comply with the procedures for tendering Common Shares described in this Section 3.

Information Reporting and Backup Withholding. Payments made to Merus Shareholders for Common Shares tendered in the Offer or during the Subsequent Offering Period or for New TopCo Shares A cancelled in the Back-End Transactions generally will be subject to (a) information reporting and (b) may be subject to backup withholding of U.S. federal income tax (currently at a rate of twenty-four percent (24%)). To avoid backup withholding, any Merus Shareholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must provide such Merus Shareholder’s correct taxpayer identification number and certain other information on a properly completed and duly executed Internal Revenue Service (“IRS”) Form W-9, a copy of which shall be included in the Letter of Transmittal. Any Merus Shareholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such Merus Shareholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Merus Shareholders that are not U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a Merus Shareholder’s U.S. federal income tax liability, if any; provided the required information is timely furnished to the IRS. See Section 5—“Material United States Federal Income Tax Consequences”.

4. Withdrawal Rights.

Common Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if we have not accepted your Common Shares for payment within sixty (60) days after commencement of the Offer, you may withdraw them, if the Offer is extended to include such date, at any time after December 20, 2025, which is the sixtieth (60th) day after commencement of the Offer, until Purchaser accepts your Common Shares for payment.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn and the name of the registered holder of such Common Shares, if different from that of the person who tendered such Common Shares. If Common Shares have been tendered pursuant to the procedure for book entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Common Shares”, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Common Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Common Shares or is unable to accept Common Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Common Shares, and such Common Shares may not be withdrawn except to the extent that tendering Merus Shareholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of Common Shares may not be rescinded. Any Common Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Common Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Common Shares” at any time prior to the Expiration Time.

No withdrawal rights will apply to Common Shares tendered during the Subsequent Offering Period, and no withdrawal rights apply during the Subsequent Offering Period with respect to Common Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer”.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion. None of Genmab, Purchaser, Merus, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of U.S. federal income tax consequences of the Offer, the Subsequent Offering Period and the Back-End Transactions to U.S. Holders (as defined below) of Merus whose Common Shares are tendered and accepted for payment pursuant to the Offer or during the Subsequent Offering Period or whose Common Shares are not tendered but who receive cash in the Back-End Transactions. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed, and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Any such changes could affect the accuracy of the statements and conclusions set forth in this discussion. Purchaser has not sought, and does not currently intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The following summary assumes that each of the Offer, the Subsequent Offering Period and the Back-End Transactions will be consummated as described in this Offer to Purchase, and it applies only to U.S. Holders who hold their Common Shares as capital assets within the meaning of Section 1221 of the Code. The following summary does not constitute tax advice and is not a complete description of all of the tax consequences of the Offer, the Subsequent Offering Period or the Back-End Transactions, and in particular, does not address many of the tax considerations that may be relevant to a holder in light of his, her or its particular circumstances or that may be applicable to Merus Shareholders that may be subject to special tax rules, including, without limitation:

•	banks, certain financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	persons subject to special tax accounting rules, such as persons that mark their securities to market;

•	cooperatives;

•	tax-exempt entities or governmental organizations;

•	retirement plans and other tax-deferred accounts, or persons who hold Common Shares in such plans or accounts;

•	certain former citizens or former long-term residents of the United States;

•	persons who received Common Shares as compensation for the performance of services;

•	persons who hold Common Shares as part of a “hedging,” “integrated,” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•

S corporations, partnerships (including entities or other arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons who hold Common Shares through such an entity;

•	persons whose functional currency is not the U.S. dollar;

•	persons who own or have owned directly, indirectly, or through attribution ten percent (10%) or more of the voting power or value of the outstanding Common Shares;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to their Common Shares being taken into account in an “applicable financial statement” (as defined in the Code); or

•	persons holding Common Shares in connection with a trade or business conducted outside the United States.

Moreover, this summary does not address the U.S. federal alternative minimum tax, estate, gift, unearned income Medicare contribution or any other applicable non-income tax laws, or any applicable state, local or non-U.S. tax laws.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is or is classified as:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, or of any state or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, or any other entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds Common Shares, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and the partnership’s activities. Accordingly, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes that hold Common Shares, and persons treated as partners in such entities or arrangements, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer, the Subsequent Offering Period and the Back-End Transactions.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OFFER, THE SUBSEQUENT OFFERING PERIOD AND THE BACK-END TRANSACTIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

The Receipt of Cash in Exchange for Common Shares Pursuant to the Offer or During the Subsequent Offering Period.

The exchange of Common Shares by U.S. Holders for cash pursuant to the Offer or during the Subsequent Offering Period will be a taxable transaction for U.S. federal income tax purposes. In general, subject to the discussion below regarding passive foreign investment company (“PFIC”) rules and Section 304 of the Code, a U.S. Holder who exchanges Common Shares for cash pursuant to the Offer or during the Subsequent Offering Period will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) in exchange for Common Shares pursuant to the Offer or during the Subsequent Offering Period and the U.S. Holder’s adjusted tax basis in such Common Shares. Any such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Common Shares is more than one (1) year. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, is generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized pursuant to the Offer or during the Subsequent Offering Period is subject to certain limitations. If a U.S. Holder acquired different blocks of Common Shares at different times or for different prices, such U.S. Holder must calculate its gain or loss separately with respect to each block of Common Shares.

Merus believes that it is not and has not been a PFIC for U.S. federal income tax purposes since the Common Shares began trading on Nasdaq in May 2016. In general, the test for determining whether Merus is or has been a PFIC is applied annually and is based upon the composition of Merus’ and certain of its affiliates’ income and assets for such taxable year. If Merus were a PFIC in the current taxable year or in any prior taxable year in which the tendering U.S. Holder has held the Common Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such Common Shares, including an exchange of such Common Shares pursuant to the Offer or during the Subsequent Offering Period, unless such U.S. Holder has in effect certain elections, such as the mark-to-market election. U.S. Holders should consult their own tax advisors concerning whether Merus is or has been a PFIC for any given taxable year during which such U.S. Holder has owned Common Shares and the tax consequences of tendering Common Shares pursuant to the Offer or during the Subsequent Offering Period.

Section 304 of the Code applies in instances in which one or more persons are in control of two (2) corporations, and such persons receive property (which includes cash) from one corporation such person(s) control in exchange for their stock in the other corporation. For this purpose, applying certain ownership attribution rules set forth in the Code, control means fifty percent (50%) of the voting power or fifty percent (50%) of the value of the stock of a corporation. To the knowledge of Genmab and Merus, one or more persons do not control both Genmab and Merus within the meaning of Section 304 of the Code. However, because the analysis depends on the application of complex ownership attribution rules under the Code, Genmab and Merus do not have sufficient information to determine definitively that Section 304 of the Code will not apply to the Transactions. If Section 304 of the Code were to apply, U.S. Holders may be required to recognize the amount of cash paid for their Common Shares as dividend income unless such U.S. Holder satisfies the requirements set forth in Section 302(b) of the Code, as modified under Section 304(b)(1) of the Code. The possibility of dividend treatment depends on each U.S. Holder’s circumstances, including the application of the applicable ownership attribution rules. U.S. Holders who also actually or constructively own shares of Genmab should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

The Receipt of Cash in Exchange for Common Shares Pursuant to the Back-End Transactions.

If Purchaser consummates the Offer and not all issued and outstanding Common Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then beginning on the Subsequent Closing Date, subject to the satisfaction or waiver of certain conditions, Genmab and Purchaser shall be required to effect, or cause to be effected, and Merus and its subsidiaries shall effect, if permissible under applicable law, the Back-End Transactions. The Back-End Transactions will be implemented by means of (a) if on or prior to the Subsequent Closing Date the Article 14b Tax Ruling has been obtained, the Back-End Merger, the Back-End

Loan and the Back-End Cancellation or (b) if on or prior to the Subsequent Closing Date the Article 14b Tax Ruling has not been obtained, the Back-End Articles Amendment, the Back-End Conversion and Amendment and the Back-End Compulsory Acquisition, and if applicable, the Back-End Share Issuance.

The U.S. federal income tax consequences to U.S. Holders in respect of a disposal of Common Shares and receipt of cash under either (a) the Back-End Cancellation or (b) the Back-End Compulsory Acquisition is generally expected to be the same as the U.S. federal income tax consequences to U.S. Holders who tender their Common Shares in the Offer or during the Subsequent Offering Period, as described above. However, while no Dutch dividend withholding tax (dividendbelasting) is applicable to amounts paid for Common Shares tendered in the Offer or during the Subsequent Offering Period or for Common Shares acquired pursuant to the Back-End Compulsory Acquisition, U.S. Holders generally will be subject to Dutch dividend withholding tax in the Back-End Cancellation, as further described in Section 6—“Material Dutch Tax Consequences”.

Such Dutch withholding tax may give rise to a U.S. foreign tax credit that could be applied, subject to limitations, against U.S. federal income tax on foreign source income. Absent certain circumstances, gain recognized as a result of the receipt of cash in the Back-End Transactions will generally be treated as U.S. source gain and not subject to offset by foreign tax credits.

Alternatively, a U.S. Holder may take a deduction for any Dutch withholding tax imposed if the U.S. Holder does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. The calculation of deductions and U.S. foreign tax credits involves the application of complex rules and limitations may apply. Each U.S. Holder should consult its own tax advisor concerning the tax consequences of exchanging Common Shares and receiving cash pursuant to the Back-End Transactions.

Information Reporting and Backup Withholding.

A U.S. Holder who exchanges Common Shares pursuant to the Offer, the Subsequent Offering Period or in the Back-End Transactions is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Common Shares”.

The U.S. federal income tax consequences set forth above are not intended to constitute a complete description of all tax consequences relating to the Offer, the Subsequent Offering Period or the Back-End Transactions. Because individual circumstances may differ, each Merus Shareholder is urged to consult its own tax advisor regarding the applicability of the rules discussed above to it and the particular tax effects to it of the Offer, the Subsequent Offering Period and Back-End Transactions in light of its particular circumstances and the application of state, local, non-U.S. and other tax laws.

6. Material Dutch Tax Consequences.

The following summary solely addresses certain material Dutch income tax and withholding tax consequences of the Offer, the Subsequent Offering Period and the Back-End Transactions for the holders of Common Shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder. In addition, the following summary does not intend to be applicable with regard to all categories of holders of Common Shares. For the purposes of Dutch tax law, a holder of Common Shares may include an individual or entity who or which does not have legal title to such Common Shares, but to whom or which nevertheless Common Shares, or the income thereof, are attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in Common Shares, or the income thereof. The following summary does not describe any Dutch tax consequences arising from the Dutch Minimum Tax Act 2024 (the Dutch implementation of Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU) which may be relevant for a particular holder. Tax matters are complex, and the tax consequences of the Offer, the Subsequent Offering Period and the Back-End Transactions to a particular holder of Common Shares or New TopCo Shares A will depend in part on such holder’s circumstances. Accordingly, each Merus Shareholder is urged to consult his, her or its own tax advisor for a full understanding of the tax consequences of the Offer, the Subsequent Offering Period or the Back-End Transactions to him, her or it, including the applicability and effect of Dutch tax laws.

Wherein the following summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Wherein the following summary the terms “The Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of The Netherlands. The following summary does not address tax consequences arising in any jurisdiction other than The Netherlands. The following summary assumes that Merus and New TopCo are organized, and that their respective businesses will be conducted, in the manner outlined in this Offer to Purchase. A change to such organizational structure or to the manner in which Merus or New TopCo conducts its business may invalidate the contents of the following summary, which will not be updated to reflect any such change.

The following summary is based on the tax law of The Netherlands (unpublished case law not included) as it stands at the date of this Offer to Purchase. The tax law upon which the following summary is based is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of the following summary, which will not be updated to reflect such change.

The following summary does not address the Dutch tax consequences for:

•

persons to whom Common Shares, and the income therefrom, are attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001);

•

corporate holders of Common Shares which qualify for the participation exemption (deelnemingsvrijstelling) or which qualify for the participation credit (deelnemingsverrekening). Generally speaking, a shareholding is considered to qualify as a “participation” for the participation exemption or the participation credit if it represents an interest of five percent (5%) or more of the nominal paid-up share capital (and provided certain conditions are met). A corporate holder that does not hold at least five percent (5%) of the nominal paid-up share capital of Merus may further qualify for the participation exemption or the participation credit if certain conditions are met and a “related entity” (a statutorily defined term) holds a qualifying participation in Merus, or if Merus is a related entity;

•

pensions funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) or other Dutch-tax resident entities that are not subject to, or that are fully or partly exempt from, Dutch corporate income tax;

•	holders of Common Shares which are not considered the beneficial owner (uiteindelijk gerechtigde) of Common Shares or of the benefits derived from or realized in respect of Common Shares;

•	individuals to whom Common Shares, or the income therefrom, are attributable to membership of a management board or a supervisory board or employment;

•	activities which are taxed as employment income in The Netherlands;

•

(a) holders of Common Shares holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Merus, and (b) holders of Common Shares of whom a certain related person holds a substantial interest in Merus. Generally speaking, a “substantial interest” in a company arises if a person, alone or, where such person is an individual, together with his or her “partner” (a statutorily defined term), directly or indirectly, holds or is deemed to hold (i) an interest of five percent (5%) or more of the total issued capital in such company or five percent (5%) or more of the issued capital of a certain class of shares in such company, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit-sharing rights in such company;

•

holders of Common Shares that are affiliated with Merus or Purchaser within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021). An entity is generally regarded as affiliated with Merus for purposes of the conditional withholding tax on dividends within the meaning of the Dutch Withholding Tax Act 2021 if it has a qualifying interest (kwalificerend belang) in Merus. Generally speaking, a “qualifying interest” in Merus arises if such entity can directly or indirectly, either alone or as part of a qualifying unity (kwalificerende eenheid), exercise decisive influence on the activities of Merus to “control the decisions” (within the meaning of case law of the European Court of Justice on the right of freedom of establishment (vrijheid van vestiging)) made by Merus, which occurs if the entity holds more than fifty percent (50%) of the statutory voting rights in Merus. An entity is also affiliated if a third party can, directly or indirectly, either alone or as part of a qualifying unity, exercise decisive influence on the activities of both Merus and such entity; or

•

entities which are a resident of Aruba, Curaçao or Sint Maarten or that have an enterprise which is carried on through a permanent establishment or a permanent representative in Bonaire, Sint Eustatius or Saba, and Common Shares are attributable to such permanent establishment or permanent representative.

Income and Dividend Withholding Tax Aspects for Holders of Common Shares Who Tender Their Common Shares in the Offer or During the Subsequent Offering Period

Dividend Withholding Tax

The Offer Consideration paid by Purchaser to holders of Common Shares in exchange for Common Shares tendered pursuant to the Offer or during the Subsequent Offering Period will not be subject to withholding or deduction for any taxes of whatsoever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

Corporate and Individual Income Tax—Residents of the Netherlands

If a holder of Common Shares (other than an individual resident of The Netherlands or deemed to be a resident of The Netherlands for Dutch individual income tax purposes) is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the Common Shares are attributable, income derived from Common Shares and gains realized upon the redemption or disposal of Common Shares or the exchange of Common Shares for cash is generally taxable in The Netherlands at up to a maximum rate (for 2025) of 25.8%.

If a holder of Common Shares is an individual resident of The Netherlands or is deemed to be a resident of The Netherlands for Dutch individual income tax purposes, income derived from Common Shares and gains realized upon the redemption or disposal of Common Shares or the exchange of Common Shares for cash are taxable at the progressive rates at up to a maximum rate (for 2025) of 49.50% under the Dutch Income Tax Act 2001, if:

•

the individual is an entrepreneur (ondernemer) and has an enterprise to which Common Shares are attributable or the individual has (other than as a shareholder) a co-entitlement to the net worth of an enterprise (medegerechtigde), to which enterprise Common Shares are attributable; or

•

such income or gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which includes investment activities with respect to Common Shares that exceed regular, active portfolio management (normaal actief vermogensbeheer).

If neither condition above applies to such holder of Common Shares, taxable income with regard to Common Shares must be determined on the basis of a deemed return on savings and investments (sparen en beleggen). This deemed return on savings and investments is determined based on the individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year (i.e., January 1st), insofar as such individual’s yield basis exceeds a statutory threshold (heffingvrij vermogen) of €57,684 (for 2025) and is taxed at the rate of 36%. Such individual’s yield basis is determined as the fair market value of certain qualifying assets held by such individual, minus the fair market value of certain qualifying liabilities at the beginning of the calendar year (i.e., January 1st). The fair market value of Common Shares will be included as an asset in such individual’s yield basis. Such individual’s deemed return is calculated by multiplying such individual’s yield basis with a “deemed return percentage” (effectief rendementspercentage), which percentage depends on the actual composition of the yield basis, with separate deemed return percentages for savings (banktegoeden), other investments (overige bezittingen) and debts (schulden). As of January 1, 2025, the percentage for other investments, which include Common Shares, is set at 5.88%.

However, on July 19, 2025, the Dutch Box 3 Rebuttal Scheme Act(Wet tegenbewijsregeling box 3) entered into force, with retroactive effect. The Dutch Box 3 Rebuttal Scheme Act codifies case law of the Dutch Supreme Court (Hoge Raad), in which the Dutch Supreme Court ruled that the system of taxation based on a “deemed return” with respect to an individual’s savings and investments contravenes Section 1 of the First Protocol to the European Convention on Human Rights, in combination with Section 14 of the European Convention on Human Rights, if the deemed return applicable to the savings and investments exceeds the actual return in the relevant calendar year (as calculated in accordance with the provisions of the Dutch Box 3 Rebuttal Scheme Act). The Dutch Box 3 Rebuttal Scheme Act provides that if an individual demonstrates that the actual return (as calculated in accordance with the provisions of the Dutch 3 Rebuttal Scheme Act) is lower than the deemed return, only the actual return should be taxed under the regime for savings and investments.

Corporate and Individual Income Tax—Non-Residents of the Netherlands

If a person is neither a resident of The Netherlands nor is deemed to be a resident of The Netherlands for Dutch corporate or individual income tax purposes, such person is not liable for Dutch income tax in respect of income derived from Common Shares and gains realized upon the redemption or disposal of Common Shares or the exchange of Common Shares for cash pursuant to the Offer or during the Subsequent Offering Period, unless:

•

such person is not an individual and such person (a) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which permanent establishment or permanent representative Common Shares are attributable or (b) is (other than by way of securities) entitled to a share in the profits of an enterprise or has a co-entitlement to the net worth of an enterprise that is effectively managed in The Netherlands and to which enterprise Common Shares are attributable. Such income and gains are subject to Dutch corporate income tax at up to a maximum rate of 25.8% (for 2025); or

•

such person is an individual and such individual (a) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which permanent establishment or permanent representative Common Shares are attributable, (b) realizes income or gains with respect to Common Shares that qualify as income from miscellaneous activities in The Netherlands, which includes investment activities with respect to Common Shares that exceed regular, active portfolio management, or (c) is (other than by way of securities) entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands and to which enterprise Common Shares are attributable. Income and gains derived from Common Shares as specified under (a) and (b) above by an individual are subject to individual income tax at progressive rates up to a maximum rate of 49.50% (for 2025). Income derived from a share in the profits of an enterprise as specified under (c) above that is not already included under (a) or (b) above will be taxed pursuant to the rules for savings and investments (as described above under section “Income and Dividend Withholding Tax aspects for holders of the Common Shares who tender their Common Shares in the Offer or During the Subsequent Offering Period—Corporate and Individual Income Tax—Residents of the Netherlands”).

Income and Dividend Withholding Tax aspects for holders of Common Shares who do not tender their Common Shares in the Offer or during the Subsequent Offering Period

If Purchaser consummates the Offer and not all issued and outstanding Common Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then beginning on the Subsequent Closing Date, subject to the satisfaction or waiver of certain conditions, Genmab and Purchaser shall be required to effect, or cause to be effected, and Merus and its subsidiaries shall effect, if permissible under applicable law, the Back-End Transactions. The Back-End Transactions will be implemented by means of (a) if on or prior to the Subsequent Closing Date the Article 14b Tax Ruling has been obtained, the Back-End Merger, the Back-End Loan and the Back-End Cancellation or (b) if on or prior to the Subsequent Closing Date the Article 14b Tax Ruling has not been obtained, the Back-End Articles Amendment, the Back-End Conversion and Amendment and the Back-End Compulsory Acquisition, and if applicable, the Back-End Share Issuance.

Back-End Merger

Taxes on Income and Capital Gains

The Dutch income tax and corporate income tax consequences for a holder of Common Shares in respect of a disposal of Common Shares under the Back-End Merger are in principle similar to the Dutch tax consequences for holders of Common Shares who tender their Common Shares in the Offer or during the Subsequent Offering Period, unless roll-over relief is available in respect of any gain realized in connection with the Back-End Merger.

Dividend Withholding Tax

The implementation of the Back-End Merger, and the deemed disposal of Common Shares and receipt of New TopCo Shares A in connection therewith, will not be subject to withholding or deduction for any taxes of any nature whatsoever imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

Back-End Cancellation

Taxes on Income and Capital Gains

The Dutch income tax and corporate income tax consequences of the Back-End Cancellation for a holder of New TopCo Shares A are in principle similar to the Dutch tax consequences for holders of Common Shares who tender their Common Shares in the Offer or during the Subsequent Offering Period.

Dividend Withholding Tax

The Back-End Cancellation Consideration is subject to fifteen percent (15%) Dutch dividend withholding tax to the extent the Back-End Cancellation Consideration per New TopCo Share A exceeds the Fiscally Recognized Capital of such New TopCo Share A immediately prior to the Back-End Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular Minority Shareholder.

Merus has calculated the amount of Fiscally Recognized Capital of Merus as per December 31, 2024. Based on the Calculation, the Fiscally Recognized Capital per New TopCo Share A is expected to be significantly lower than the Back-End Cancellation Consideration. The Calculation and the amount of Fiscally Recognized Capital of Merus and Fiscally Recognized Capital per New TopCo Share A will have to be updated for any relevant transactions between December 31, 2024 and the Back-End Merger. On the basis of the Calculation, and assuming (i) the USD/EUR exchange rate at the time of the Back-End Merger will not be significantly lower than the current USD/EUR exchange rate and (ii) no material negative changes will occur in the amount of Fiscally Recognized Capital of Merus between December 31, 2024 and the Back-End Merger, it is currently expected that

Dutch dividend withholding tax is to be withheld in respect of the Back-End Cancellation Consideration. Merus, Genmab and the Purchaser agreed to submit the Article 13 Tax Ruling Request to the DTA to seek advance clearance on the Calculation and the Dutch dividend withholding tax due in respect of the Back-End Cancellation. If the DTA has not granted the Article 13 Tax Ruling Request prior to the consummation of the Back-End Cancellation, Merus and Genmab shall apply the calculation methodology set forth in the Article 13 Tax Ruling Request for purposes of determining the amount of Dutch dividend withholding tax to be withheld in connection with the payments made to Minority Shareholders in connection with the Back-End Cancellation, subject to such revisions as Merus and Genmab reasonably agree in good faith.

As a result, the applicable Dutch dividend withholding tax imposed on the Back-End Cancellation Consideration received by Minority Shareholders is expected to be greater than, the Dutch dividend withholding tax imposed upon such shareholders had they tendered their Common Shares pursuant to the Offer or during the Subsequent Offering Period, as no Dutch dividend withholding tax is applicable to amounts paid for Common Shares tendered in the Offer or during the Subsequent Offering Period or for Common Shares acquired pursuant to the Back-End Compulsory Acquisition (except in the event a particular holder of New TopCo Shares A timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Back-End Cancellation Consideration free of Dutch dividend withholding tax as described below).

This would result in holders of Common Shares who did not tender their Common Shares in the Offer or during the Subsequent Offering Period receiving a lower consideration than they would have received in the event they had tendered their Common Shares in the Offer or during the Subsequent Offering Period. New TopCo is responsible for the withholding of any Dutch dividend withholding tax at source; any Dutch dividend withholding tax is for the account of the Minority Shareholder, and New TopCo will not be obliged to pay any additional amounts to a Minority Shareholder for any Dutch dividend withholding tax deducted and withheld on the Back-End Cancellation. Unless any Minority Shareholder prior to the Back-End Cancellation timely demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Back-End Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such shareholder from the tax withholding process, New TopCo will deduct and withhold from the Back-End Cancellation Consideration payable to each Minority Shareholder such amount of Dutch dividend withholding tax as it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and will remit the amount so deducted and withheld to the DTA. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant Minority Shareholder. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and, accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

You should consult your tax advisor to determine the tax consequences (including the application and effect of any Dutch dividend withholding taxes) to you of the Offer, the Subsequent Offering Period and the Back-End Transactions in light of your particular circumstances.

Back-End Compulsory Acquisition

The Dutch dividend withholding tax consequences, the Dutch individual income tax consequences, and the Dutch corporate income tax consequences of the Back-End Compulsory Acquisition are in principle similar to the Dutch dividend withholding tax consequences, the Dutch individual income tax consequences, and the Dutch corporate income tax consequences for holders of Common Shares who tender their Common Shares in the Offer or during the Subsequent Offering Period.

Other Dutch tax aspects for holders of the Common Shares or New TopCo Shares A

No Dutch registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty is payable in The Netherlands by a holder of Common Shares or New TopCo Shares A on any payment pursuant to the Offer, during the Subsequent Offering Period or in the Back-End Transactions, as applicable.

7. Price Range of Common Shares; Dividends.

The Common Shares trade on Nasdaq under the symbol “MRUS”. The following table sets forth the high and low closing sale prices per Common Share for the periods indicated. Common Share prices are as reported on Nasdaq based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2023
Fourth Quarter	$28.66	$20.06
Fiscal Year Ended December 31, 2024
First Quarter	$51.82	$28.03
Second Quarter	$60.20	$39.81
Third Quarter	$58.84	$47.19
Fourth Quarter	$54.50	$41.45
Fiscal Year Ending December 31, 2025
First Quarter	$49.16	$39.01
Second Quarter	$62.42	$34.89
Third Quarter	$94.15	$52.33
Fourth Quarter (through October 20, 2025)	$94.95	$94.15

On September 26, 2025, the last full trading day before the public announcement of the execution of the Transaction Agreement, the closing sale price per Common Share reported on Nasdaq was $68.89 per Common Share. Shareholders are urged to obtain a current market quotation for Common Shares.

According to Merus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February  27, 2025, Merus has never declared or paid any cash dividends on the Common Shares.

8. Certain Information Concerning Merus.

General. Merus is incorporated under the laws of The Netherlands as a public limited liability company (naamloze vennootschap). Merus’ common shares, nominal value €0.09 per share, are listed on Nasdaq under the symbol “MRUS”. The address of Merus’ principal executive office is Uppsalalaan 17, 3rd and 4th floor, 3584 CT Utrecht, The Netherlands. The telephone number of Merus’ principal executive office is +31 30 253 8800.

The following description of Merus and its business has been derived from Merus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025, and is qualified in its entirety by reference to that report. Merus is an oncology company specializing in the development of innovative, multispecific antibody therapeutics, including product candidates such as petosemtamab (MCLA-158) and MCLA-129, and the utilization of its proprietary Biclonics® and Triclonics® technology platforms to create and advance such multispecific antibodies and innovative mechanisms of action.

Available Information. The Common Shares are registered under the Exchange Act. Accordingly, Merus is subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Merus’ directors and officers, their remuneration, stock options granted to them, the principal holders of Merus’ securities, any material interests of those persons in transactions with Merus and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 24, 2025. Such reports, proxy statements and other information are available for inspection through the SEC’s website on the Internet at www.sec.gov.

Although Purchaser has no knowledge that any of the foregoing information is untrue, Purchaser has not independently verified the accuracy or completeness of information contained in this Offer to Purchase with respect to Merus or any of its subsidiaries or affiliates and has not verified any failure by Merus to disclose any events which may have occurred or may affect the significance or accuracy of the foregoing information.

Certain Projections. Merus provided the Merus Board and its financial advisors with selected unaudited financial projections. Such information is described in the Schedule 14D-9 under the heading “ —Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information”, which is being filed with the SEC on the date of this Offer to Purchase and is being mailed to Merus Shareholders together with this Offer to Purchase. Merus Shareholders are urged to, and should, carefully read the Schedule 14D-9.

9. Certain Information Concerning Genmab, Purchaser and Certain Related Persons.

Purchaser is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned subsidiary of Genmab. The business address and business telephone number of Purchaser are as set forth below:

Genmab Holding II B.V.

c/o Genmab A/S

Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28

Genmab is a public limited liability company (Aktieselskab) organized under the laws of Denmark. Genmab is an international biotechnology company with a pipeline of novel antibody-based products and product candidates designed to address unmet medical needs and improve treatment outcomes for patients with cancer and other serious diseases. The business address and business telephone number of Genmab are as set forth below.

Genmab A/S

Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28

The summary information set forth below is qualified in its entirety by reference to Genmab’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, and five-year employment history of each of the directors and executive officers of Purchaser and Genmab, and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser or Genmab or, to the knowledge (after making reasonable inquiry) of Purchaser or Genmab, any of the persons listed in Schedule I to this Offer to Purchase, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

As of September 29, 2025, neither Genmab nor Purchaser beneficially owns any Common Shares.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser or Genmab or, to the knowledge (after making reasonable inquiry) of Purchaser or Genmab, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Common Shares or any other equity securities of Merus; (ii) none of Purchaser or Genmab or, to the knowledge (after making reasonable inquiry) of Purchaser or Genmab, any of the other persons referred to in clause (i) above has effected any transaction with respect to Common Shares or any other equity securities of Merus during the past sixty (60) days; (iii) none of Purchaser or Genmab, or, to the knowledge (after making reasonable inquiry) of Purchaser or Genmab, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Merus (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two (2) years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Genmab, their subsidiaries or, to the knowledge (after making reasonable inquiry) of Purchaser or Genmab, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Merus or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) other than in connection with the Transactions, during the two (2) years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Genmab, their subsidiaries or, to the knowledge (after making reasonable inquiry) of Purchaser or Genmab, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Merus or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, Genmab and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto and other information that Genmab and Purchaser have filed electronically with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

10. Source and Amount of Funds.

We estimate that we will need approximately $8.0 billion to purchase all of the issued and outstanding Common Shares pursuant to the Offer, to complete the Back-End Transactions, and to make payments in respect of outstanding equity awards pursuant to the Transaction Agreement.

Genmab expects to fund the Offer and the Back-End Transactions using committed debt financing contemplated by the Debt Commitment Letter with Morgan Stanley Senior Funding, Inc. (together with its designated affiliates and any additional commitment parties added pursuant to the terms thereto from time to time, together, the “Commitment Parties”), and cash on hand at Genmab.

The commitments under the Debt Commitment Letter expire upon the earliest to occur of (i) 11:59 p.m. New York City time on the date that is five (5) business days after the Outside Date, (ii) the date of the termination of the Transaction Agreement by Genmab or with Genmab’s written consent, in each case prior to the Closing Date and (iii) the payment of the Offer Consideration with or without the funding of the Facilities. The documentation governing the Financing has not been finalized and, accordingly, the actual terms of the

Financing may differ from those described in this document. Genmab has agreed to use its reasonable best efforts to consummate the Financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the Financing becomes unavailable and such portion is necessary, together with sources and amounts immediately available to Genmab on the Closing Date (including any portions of the Financing that are available), to equal at least the Required Amount (as defined below), unless concurrently replaced on a dollar-for-dollar basis by commitments with conditions precedent to the availability of the Financing no worse than, and no more onerous for Genmab than, the conditions precedent contemplated by the Debt Commitment Letter from other financing sources or from proceeds of other sources of financing or cash, Genmab shall use its reasonable best efforts to obtain alternative financing in an amount, together with other immediately available sources and amounts (including portions of the Financing that are available), that is at least equal to the Required Amount and that does not contain additional (or changes to the) conditions precedent compared to those contemplated by the Debt Commitment Letter that could reasonably be expected to adversely affect the ability of Genmab or Purchaser to timely consummate the Transactions.

Debt Commitment Letter

Pursuant to the Debt Commitment Letter, the Commitment Parties committed to provide to Genmab debt financing to finance the Transactions and to pay related fees and expenses, which is anticipated to be in the form of:

•	a senior secured term “A” facility (the “Term A Facility”) in the aggregate principal amount up to $1,000,000,000, having the terms set forth in the Debt Commitment Letter;

•

a senior secured term “B” facility (the “Term B Facility”, and together with the Term A Facility, the “Term Facilities”) in the aggregate principal amount up to $2,000,000,000, having the terms set forth in the Debt Commitment Letter;

•

a senior secured revolving credit facility (the “Revolving Facility”, and together with the Term Facilities, the “Bank Facilities”) in the aggregate principal amount up to $500,000,000, having the terms set forth in the Debt Commitment Letter;

•

to the extent Genmab has not issued prior to the Closing senior secured notes (the “Secured Notes”) generating at least $1,500,000,000 in aggregate gross proceeds, the borrowing of loans by Genmab under a senior secured bridge facility (the “Secured Bridge Facility”) having the terms set forth in the Debt Commitment Letter in an aggregate principal amount up to $1,500,000,000 (minus the amount of aggregate gross proceeds from the issuance of the Secured Notes); and

•

to the extent Genmab has not issued prior to the Closing senior unsecured notes (the “Unsecured Notes”, and together with the Secured Notes, the “Notes”) generating at least $1,000,000,000 in aggregate gross proceeds, the borrowing of loans by Genmab under a new senior unsecured bridge facility (the “Unsecured Bridge Facility”, and together the Secured Bridge Facility, the “Bridge Facilities”, and together with the Bank Facilities, the “Facilities”) having the terms set forth in the Debt Commitment Letter in an aggregate principal amount up to $1,000,000,000 (minus the amount of aggregate gross proceeds from the issuance of the Notes).

The Term A Facility

The Term A Facility will mature on the fifth (5th) anniversary of the Closing.

It is anticipated that the amounts outstanding under the Term A Facility will bear interest, at Genmab’s option, of (a) either a one (1), three (3) or six (6) month term secured overnight financing rate (“Term SOFR”), or (b) an alternate base rate, in each case of clause (a) and (b), plus a spread.

The Term B Facility

The Term B Facility will mature on the seventh (7th) anniversary of the Closing.

The amounts outstanding under the Term B Facility will bear interest, at Genmab’s option, of (a) Term SOFR, or (b) an alternate base rate, in each case of clause (a) and (b),plus a spread.

The Revolving Facility

The Revolving Facility will mature on the fifth (5th) anniversary of the Closing.

It is anticipated that the amounts outstanding under the Revolving Facility will bear interest, at Genmab’s option, of (a) Term SOFR, or (b) an alternate base rate, in each case of clause (a) and (b), plus a spread.

The Secured Bridge Facility

The Secured Bridge Facility will mature on the first (1st) anniversary of the Closing.

The amounts outstanding under the Secured Bridge Facility (solely to the extent loans under the Secured Bridge Facility funded and have not been replaced on such date) will bear interest at Term SOFR plus a spread that will increase over time.

The Unsecured Bridge Facility

The Unsecured Bridge Facility will mature on the first (1st) anniversary of the Closing.

The amounts outstanding under the Unsecured Bridge Facility (solely to the extent loans under the Unsecured Bridge Facility funded and have not been replaced on such date) will bear interest at Term SOFR plus a spread that will increase over time.

Definitive Documentation for the Facilities

The definitive documentation for the Facilities as contemplated by the Debt Commitment Letter will contain covenants, events of default and other terms and provisions that have been agreed with the Commitment Parties and are set forth on the term sheets attached as exhibits to the Debt Commitment Letter and will otherwise be finalized substantially consistent with the “Documentation Principles” contemplated by the Debt Commitment Letter. The definitive documentation for each of the above-mentioned Facilities has not been finalized and, accordingly, the actual terms of such Facilities may differ from that described herein.

Conditions of the Facilities

The commitments of the Commitment Parties are subject to, among other things: (a) confirmation that the Offer has been consummated or will be consummated in accordance with the terms of the Transaction Agreement substantially concurrently with the initial borrowing under the Facilities; (b) the absence of any amendments, waivers or consents to the Transaction Agreement that are materially adverse to the interests of the Commitment Parties; (c) the receipt by the Commitment Parties of certain financial information as set forth in the Debt Commitment Letter; (d) confirmation that the refinancing of existing indebtedness of Genmab (if any) either has been consummated or will be consummated substantially concurrently with the initial borrowing under the various Facilities; (e) the absence, since the date of the Transaction Agreement, of a Company Material Adverse Effect; (f) the receipt by the Commitment Parties of documentation containing terms that are materially consistent with the provisions of the term sheets annexed to the Debt Commitment Letter and the applicable documentation principles and certain other provisions; (g) the receipt by the Commitment Parties of certain closing deliverables as set forth in the Debt Commitment Letter; (h) the accuracy of certain specified representations and warranties; (i) the receipt by the Commitment Parties of all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act) at least three (3) business days prior to the Closing; (j) payment of fees and expenses due to the Commitment Parties under the Debt Commitment Letter; (k) if the Closing occurs prior to the Bond Marketing Period Termination Date (as defined below), (i) receipt by the Commitment Parties no later than ten (10) business days prior to the Closing of a preliminary offering memorandum in connection with the issuance of the Notes and (ii) the Commitment Parties must have been offered a period of not less than ten (10) consecutive business days after delivery of such preliminary offering memorandum to seek to place the Notes with qualified purchasers (ending on the earlier of (x) the Bond Marketing Period Termination Date and (y) the business day no later than the business day immediately prior to the Closing); provided that (1) the days from November 26, 2025 through November 28, 2025 shall not be included when counting such ten (10) consecutive business day period (and the period need not be consecutive to the extent it would have otherwise included any of those days) and (2) if such period has not ended on or prior to December 19, 2025, then it will be deemed to not have commenced prior to January 5, 2026; and (l) if the Closing occurs prior to the Bond Marketing Period Termination Date, the Commitment Parties must have been afforded a period of at least ten (10) consecutive business days (ending on the earlier of (i) the Bond Marketing Period Termination Date and (ii) the business day no later than the business day immediately prior to the Closing) after receipt of certain financial information required to be delivered to the Commitment Parties referred to in clause (c) above; provided that (x) the days from November 26, 2025 through November 28, 2025 shall not be included when counting such ten (10) consecutive business day period (and the period need not be consecutive to the extent it would have otherwise included any of those days), (y) if such period has not ended on or prior to December 19, 2025, then it will be deemed to not have commenced prior to January 5, 2026; and (z) in no event shall the Bond Marketing Period Termination Date be extended past March 31, 2026.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and is incorporated herein by reference.

The Offer is not conditioned upon Genmab’s or Purchaser’s ability to finance the purchase of Common Shares pursuant to the Offer. We believe the financial condition of Purchaser or Genmab is not material to a decision by a holder of Common Shares whether to sell, hold or tender Common Shares pursuant to the Offer because:

•

we will have sufficient funds available to fund the Offer and to purchase all Common Shares validly tendered (and not withdrawn) in the Offer and, if we consummate the Offer and the Back-End Transactions, to fund the Back-End Transactions;

•	the Offer is being made for all issued and outstanding Common Shares solely for cash; and

•	the Offer and the Back-End Transactions are not subject to any financing condition.

11. Background of the Offer; Past Contacts or Negotiations with Merus.

The following is a description of the material contacts between representatives of Genmab and representatives of Merus that resulted in the execution of the Transaction Agreement. For a review of Merus’ additional activities relating to potential alternative transactions and the Transactions, please refer to the Schedule 14D-9 that will be filed by Merus with the SEC and mailed to Merus Shareholders.

In the ordinary course of business and with the goal of continuing to diversify its broad proprietary platform, Genmab regularly evaluates business development opportunities, including strategic acquisitions, collaborations and licensing and partnership opportunities. As part of this regular evaluation, Genmab follows and reviews publicly available information of companies it believes have, or are developing, promising products that could be complementary to Genmab’s products, and Merus was a company whose progress Genmab had been following with interest.

On August 6, 2025, Senior Vice President, Corporate Development and BD&L of Genmab, Peter Louwagie, contacted Chief Operating Officer, General Counsel of Merus, Peter B. Silverman, following up from the prior outreach by Merus regarding a potential collaboration transaction, to request a phone call between Dr. Jan G. J. Van de Winkel, the President and Chief Executive Officer of Genmab, and Dr. Bill Lundberg, the President and Chief Executive Officer of Merus, the purpose of which would be to discuss a potential strategic transaction involving Genmab and Merus. On August 8, 2025, Dr. van de Winkel called Dr. Lundberg, indicating that Genmab intended to submit a non-binding proposal to acquire the entire share capital of Merus. Later that day, Genmab delivered an initial non-binding proposal to acquire all the outstanding Common Shares at a price of $81.00 per share in cash, which was accompanied by a highly confident letter from an investment bank concerning a related financing.

On August 12, 2025, during a call among Dr. Lundberg, Mr. Silverman and Dr. van de Winkel, Dr. Lundberg communicated to Dr. van de Winkel that (i) Genmab’s August 8 proposal did not have the benefit of diligence or a fulsome review of the clinical development and commercial opportunity of petosemtamab under a confidentiality agreement, (ii) the proposed price per Common Share was not reflective of a fully informed valuation and (iii) Merus would continue to engage with Genmab to gain a fuller understanding of Genmab’s view on the value and opportunity of petosemtamab and the broader company.

On August 13, 2025, Mr. Silverman held a call with Mr. Louwagie to discuss Genmab’s August 8 proposal and the go-forward diligence process.

On August 20, 2025, Genmab entered into a confidentiality agreement with Merus, which included a customary standstill provision containing standard fall-away rights, including upon execution of the Transaction Agreement.

On August 21, 2025, Merus opened a data room in support of diligence efforts to Genmab.

On August 25, 2025, Dr. Lundberg held a call with Dr. van de Winkel to discuss the additional diligence materials that Genmab required.

Between August 22, 2025 and September 23, 2025, Merus engaged in subject-matter due diligence calls with Genmab covering a number of functional areas, including research and development, chemistry, manufacturing and controls, legal, finance, human resources, intellectual property, clinical development and operations, quality, and facilities due diligence, and members of Merus management provided written responses to additional due diligence questions submitted by Genmab.

On September 3, 2025, following its review of the due diligence materials received to date from Merus, Genmab submitted a revised non-binding proposal to acquire all the outstanding Common Shares for $87.00 per share in cash, along with a request by Genmab that Merus engage in exclusive negotiations with Genmab.

On September 5, 2025, Dr. Lundberg, at the direction of the Merus Board, held a call with Dr. van de Winkel to inform Dr. van de Winkel that Merus was not prepared to enter into exclusive negotiations with Genmab at that time.

On September 12, 2025, Genmab sent to members of Merus management a proposed draft Transaction Agreement in respect of a strategic transaction between Merus and Genmab.

Also on September 12, 2025, Dr. Lundberg, at the direction of the Merus Board, held a call with Dr. van de Winkel to discuss the additional diligence materials that Genmab would require to be able to increase its proposed $87.00 per Common Share purchase price.

On September 18, 2025, following receipt of additional due diligence materials and information received from Merus, Genmab submitted a revised non-binding proposal to acquire all the outstanding Common Shares at a price of $95.00 per Common Share in cash. The revised proposal also indicated that Genmab would require the parties to enter into an exclusivity arrangement prior to moving forward with a potential transaction, and on September 19, 2025, representatives of Genmab shared a draft exclusivity agreement with representatives of Merus, which exclusivity agreement requested a ten-day exclusivity period with an automatic seven-day extension if Genmab was working in good faith to execute definitive documentation at the expiration of such ten-day period.

Later on September 19, 2025, in accordance with the Merus Board’s direction, representatives of Jefferies LLC (“Jefferies”), financial advisor to Merus, communicated to representatives of PJT Partners (UK) Limited (“PJT”) and Morgan Stanley & Co. International plc (“Morgan Stanley”), financial advisors to Genmab, the Merus Board’s determination that a higher price would be required in order for Merus to consider entering into exclusivity, and such higher price should include one $10.00 per Common Share contingent value right payable upon achievement of a specified regulatory milestone and one $10.00 per Common Share contingent value right payable upon achievement of a specified revenue milestone. Later in the day, following discussions with representatives of Genmab, representatives of PJT and Morgan Stanley communicated to representatives of Jefferies that Genmab would not agree to include contingent value rights but would make an increased, “best and final” offer of $97.00 per Common Share in cash, contingent upon the parties entering into an exclusivity agreement.

Between September 19, 2025 and September 21, 2025, representatives of Allen Overy Shearman Sterling US LLP, counsel to Genmab (“A&O Shearman”), and Latham & Watkins LLP (“Latham”), outside legal counsel to Merus, exchanged multiple drafts of the exclusivity agreement, with revisions to the term and restrictions placed on Merus during any such exclusivity period.

On September 20, 2025, representatives of Latham and representatives of A&O Shearman held a call to discuss the material issues in the draft Transaction Agreement, including (i) the financing covenants and proposed marketing period for the debt financing, (ii) the conditions to closing, (iii) the termination rights and Merus termination fee, (iv) various antitrust matters, including appropriate standards for related efforts and remedies, (v) representations relating to various corporate matters, (vi) employee benefits matters, (vii) Dutch mechanics relating to structure, works council consultation, and required shareholder resolutions for governance matters and (viii) the Company material adverse effect definition. Following such discussion, the Merus Board authorized Merus management and representatives of Latham to send a revised draft of the Transaction Agreement to representatives of Genmab reflecting Merus’ positions on each of the positions discussed.

On September 21, 2025, representatives of Latham sent a revised draft of the Transaction Agreement to representatives of A&O Shearman.

Also, on September 21, 2025, Merus entered into an exclusivity agreement with Genmab, which provided for a five-day exclusivity period, ending on September 26, 2025, with an automatic two-day extension provided that, on September 26, 2025, Genmab was diligently working in good faith to execute definitive documentation relating to the proposed Transactions.

On September 22, 2025, representatives of Latham sent a draft of the disclosure schedules to the draft Transaction Agreement to representatives of A&O Shearman.

On September 23, 2025, representatives of A&O Shearman sent a further revised draft of the proposed Transaction Agreement to representatives of Latham, which included (i) expanded financing covenants and a marketing period in support of the debt financing, (ii) a condition to closing relating to the marketing period, (iii) a Merus termination fee of 3.25% of the transaction value, (iv) a reasonable best efforts standard in respect of efforts to obtain the required antitrust clearances, with an outside date of six months plus two 90-day extensions in certain circumstances and Genmab control over antitrust strategy, (v) lower materiality thresholds for a variety of corporate representations, (vi) provisions regarding employee benefits post-closing, (vii) additional Dutch mechanics for the Back-End Transactions and (viii) more limited carve-outs to the Company material adverse effect definition.

Also on September 23, 2025, representatives of A&O Shearman separately shared a draft of the Debt Commitment Letter with representatives of Latham. The draft Debt Commitment Letter and draft Transaction Agreement contemplated, among other things, a marketing period for the proposed financing, financing cooperation efforts by Merus in support of the financing, and requirements relating to the initiation of and completion of a proposed marketing period, including certain requested blackout dates.

Later on September 23, 2025, representatives of NautaDutilh N.V., Dutch counsel to Merus (“NautaDutilh”), shared with representatives of A&O Shearman a draft support agreement to be executed by the Protection Foundation, pursuant to which the Protection Foundation would, among other matters, commit not to exercise a call option held by it that, if exercised, would materially impair the completion of the proposed Transactions.

On September 24, 2025, representatives of NautaDutilh exchanged drafts of the exhibits to the draft Transaction Agreement relating to the Back-End Transactions with representatives of A&O Shearman.

Overnight on September 24, 2025, representatives of Latham sent to representatives of A&O Shearman (A) a revised draft of the disclosure schedules, including proposed exceptions to the interim operating covenants, and (B) a revised draft of the proposed Transaction Agreement, which (i) proposed a more limited set of financing cooperation covenants without a marketing period, (ii) revised the closing conditions to remove the marketing period closing condition, (iii) proposed a Merus termination fee of 2.75% of the transaction value; (iv) included a reverse termination fee of 6.0% of the transaction value payable by Genmab if the transaction were terminated as a result of failure to obtain antitrust clearances, (v) accepted a reasonable best efforts standard in respect of efforts to obtain required antitrust clearances, inserted an outside date of nine months plus two 90-day extensions in certain circumstances and proposed joint control over antitrust strategy, (vi) reinstated higher materiality thresholds for representations, (vii) proposed expanded employee benefits post-closing, (viii) included revised Dutch mechanics for the Back-End Transactions and (ix) expanded carve-outs to the Company material adverse effect definition.

Between September 25, 2025 and September 29, 2025, representatives of A&O Shearman, Latham and NautaDutilh exchanged multiple drafts of the proposed Transaction Agreement and the ancillary agreements, including the disclosure schedules, interim operating covenant exceptions, schedules and exhibits to the draft Transaction Agreement.

On September 26, 2025, representatives of Latham and A&O Shearman met via videoconference to discuss open points in the draft Transaction Agreement, including (i) debt financing matters, (ii) the amount of the termination fees and (iii) the antitrust filings to be made, related antitrust covenants and the outside date.

On September 28, 2025, members of Merus management and representatives of Jefferies and Latham held an all-hands call with representatives of Genmab, Morgan Stanley, PJT and A&O Shearman to discuss the remaining open points in the draft Transaction Agreement, including (i) terms of the debt financing and the associated marketing period (including the related closing condition), (ii) termination fees, (iii) the antitrust filings to be made, related antitrust covenants and the outside date, and (iv) certain representations and warranties. Following the call, the draft Transaction Agreement was revised by representatives of Latham and A&O Shearman to reflect (a) the inclusion of a bond marketing period and certain agreed-upon financing cooperation requirements, (b) a 3.0% Merus termination fee, (c) a 5.2% reverse termination fee, (d) an outside date set at seven months with automatic 90-day and 60-day extensions in certain circumstances, (e) Genmab control over antitrust strategy and (f) certain negotiated revisions to the representations and warranties and interim operating covenants.

During the evening of September 28, 2025, representatives of Merus communicated to representatives of Genmab that the Merus Board had unanimously voted to approve the Transactions.

Also during the evening on September 28, 2025, representatives of Genmab communicated with members of the Genmab Works Council (as defined below) to inform them that the representatives of Genmab might have information to share with the Genmab Works Council the following morning.

Early in the morning of September 29, 2025, Merus, Genmab and Purchaser executed the Transaction Agreement and Merus and the Protection Foundation directors executed the Foundation Support Agreement. Prior to the opening of trading on September 29, 2025, Merus and Genmab issued a joint press release announcing their entry into the Transaction Agreement.

12. The Transaction Agreements.

Transaction Agreement

The following summary of certain provisions of the Transaction Agreement, and all provisions of the Transaction Agreement discussed herein, are qualified in their entirety by reference to the Transaction Agreement itself, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. Merus Shareholders should read the Transaction Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Transaction Agreement.

This summary of the Transaction Agreement has been included to provide you with information regarding the Transaction Agreement’s terms. It is not intended to provide any other factual disclosures about Genmab, Purchaser, Merus, or their respective affiliates. The Transaction Agreement contains representations, warranties, agreements, and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties, agreements, and covenants are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by disclosure schedules delivered by Merus to Genmab and Purchaser in connection with the Transaction Agreement (the “Disclosure Schedules”). The representations, warranties, agreements, and covenants in the Transaction Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Genmab or Merus. In reviewing the representations, warranties, agreements and covenants contained in the Transaction Agreement or any descriptions thereof in this Offer to Purchase, it is important to bear in mind that such representations, warranties, agreements, and covenants or any descriptions thereof were not intended by the parties to the Transaction Agreement to be characterizations of the actual state of facts or conditions of Genmab, Purchaser, Merus, or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties, agreements, and covenants may have changed since the date of the Transaction Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties, agreements and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information provided herein and contained in the reports, statements, and filings that Genmab and Merus publicly file.

Tender Offer

Pursuant to the terms of the Transaction Agreement, Purchaser will (and Genmab will cause Purchaser to) commence a tender offer to purchase all of the issued and outstanding Common Shares for the Offer Consideration, less any applicable withholding taxes and without interest, as promptly as reasonably practicable after the date of the Transaction Agreement and in no event later than October 21, 2025 unless such other date shall have been agreed between Genmab and Merus in writing. The obligations of Purchaser to accept for payment and pay for any Common Shares validly tendered and not properly withdrawn pursuant to the Offer are subject to the satisfaction or waiver of the Offer Conditions described below. In accordance with the terms and conditions of the Transaction Agreement and subject to the satisfaction or waiver of the Offer Conditions, Purchaser will (and Genmab will cause Purchaser to), at the Acceptance Time, irrevocably accept for payment and pay for (by delivery of funds to the Depositary), all Common Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time. Purchaser expressly reserves the right at any time to, in its sole discretion, waive, in whole or in part, any of the Offer Conditions and to modify or amend the terms of, or conditions to, the Offer (to the extent such waiver, modification or amendment is not prohibited by applicable law or the Transaction Agreement), except that, without the prior written consent of Merus, in its sole discretion, Purchaser will not (and Genmab will cause Purchaser not to):

•

waive or amend the Minimum Condition (except that the eighty percent (80%) threshold included therein may be lowered to seventy-five percent (75%) in certain circumstances pursuant to the Transaction Agreement);

•	change the Legal Restraint Condition, the Antitrust Approvals Condition or the Marketing Period Condition;

•	decrease the Offer Consideration;

•	change the form of consideration to be paid in the Offer;

•	decrease the number of Common Shares sought to be purchased in the Offer;

•	extend or otherwise change the Expiration Time, except as otherwise expressly provided in the Transaction Agreement; or

•

impose additional Offer Conditions or otherwise amend, modify or supplement any Offer Condition or terms of the Offer in a manner adverse to Merus Shareholders or that would prevent or materially delay the ability of Genmab or Purchaser to consummate any of the Transactions.

The Transaction Agreement provides that the Offer will initially expire at 5:00 p.m., New York City time, or at such other time as the parties may mutually agree, on the thirty-fifth (35th) business day (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer, or, if the Offer has been extended pursuant to and in accordance with the terms of the Transaction Agreement, the date and time to which the Offer has been so extended. In no event shall the Expiration Time occur prior to the date of the EGM, and in the event that Merus does not deliver the Merus Q3 Form 10-Q to Genmab in draft form on or before October 27, 2025 or does not file the Merus Q3 Form 10-Q with the SEC on or before October 31, 2025, then the Expiration Time shall occur no earlier than 5:00 p.m., New York City time, on January 23, 2026, unless the Financing or any Alternative Financing is consummated in full (including if the proceeds of such Financing or any Alternative Financing are placed into escrow upon consummation) prior to such date.

The Expiration Time of the Offer, which Purchaser commenced on October 21, 2025, is 5:00 p.m., New York City time on December 11, 2025, unless earlier terminated or extended in accordance with the Transaction Agreement.

Pursuant to the Transaction Agreement, Purchaser may or must (in which case Genmab will cause Purchase to), as applicable, extend the Offer from time to time as follows:

•

Purchaser must (and Genmab will cause Purchaser to) extend the Offer for the minimum period as required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer or as may be necessary to resolve any comments of the SEC or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents;

•

if, at any then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived by Purchaser (to the extent permissible under the Transaction Agreement or applicable law), then Purchaser must extend the Offer (and Genmab will cause Purchaser to), on one or more occasions in consecutive periods of up to fifteen (15) business days (or such other duration as may be agreed to in writing by Purchaser and Merus) each, with each such period to end at 5:00 p.m., New York City time on the last business day of such period if, at any then-scheduled Expiration Time, any Offer Condition has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

(A)

if Purchaser determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time, the Legal Restraint Condition or the Antitrust Approvals Condition is not reasonably likely to be satisfied within such fifteen (15)-business-day extension period, then Purchaser will be permitted to extend the Offer on such occasion for periods of up to twenty (20) business days;

(B)

if the Minimum Condition remains unsatisfied, but all other Offer Conditions (other than those Offer Conditions that are to be satisfied by action taken at the Acceptance Time) are then-satisfied or waived, Purchaser is not required to (but may elect to) effect, on more than three (3) occasions, a Minimum Condition Extension, provided that Purchaser may not extend the Offer pursuant to a Minimum Condition Extension on more than three (3) occasions without the prior written consent of Merus in its sole and absolute discretion; and

(C)

Purchaser is not required to extend the Offer beyond the “Outside Date,” as the Outside Date may be extended pursuant to the terms of the Transaction Agreement (and as described in Section 12—“The Transaction Agreements—The Transaction Agreement”); or

•

if, at the then-scheduled Expiration Time, Merus brings or has brought any action to enforce specifically the performance of the terms and provisions of the Transaction Agreement by Genmab or Purchaser, then Purchaser must extend the Offer (a) for the period during which such action is pending or (b) by such other time period established by the court presiding over such action, as the case may be; or

•	Purchaser may extend the Offer to such other date and time as may be mutually agreed by Genmab and Merus in writing.

Following the Acceptance Time, Purchaser must (and Genmab must cause Purchaser to) provide a Subsequent Offering Period of not less than ten (10) business days (the “Subsequent Offering Period”). Purchaser must (and Genmab must cause Purchaser to) promptly accept for payment, and promptly pay for (by delivery of funds to the Depositary), all Common Shares validly tendered during such Subsequent Offering Period.

The Offer may not be terminated prior to the Initial Expiration Time or the then scheduled Expiration Time unless the Transaction Agreement is validly terminated pursuant to its terms. If the Transaction Agreement is validly terminated pursuant to its terms prior to the acceptance for payment and payment for Common Shares tendered pursuant to the Offer, Purchaser will (and Genmab will cause Purchase to) (i) promptly (and in any event within one business day following such valid termination) terminate the Offer and not acquire any Common Shares and (ii) promptly cause the Depositary to return, in accordance with applicable law, all tendered Common Shares to the registered holders thereof.

Treatment of Equity Awards

The Transaction Agreement provides that each Merus Option that is outstanding immediately prior to the Acceptance Time with an exercise price per Common Share that is less than the Offer Consideration, whether or not fully vested and exercisable and whether or not then subject to any performance or other conditions (a) will vest in full at the Acceptance Time and (b) be canceled immediately prior to the Closing and converted automatically into the right to receive an amount in cash, without interest, equal to the product of (i) the amount by which the Offer Consideration exceeds the applicable exercise price per Common Share of such Merus Option and (ii) the aggregate number of Common Shares underlying such Merus Option.

Extraordinary General Meeting Resolutions to Be Adopted

The Transaction Agreement provides that Merus will hold the EGM to:

(a)

adopt resolutions to, subject to (i) the Acceptance Time having occurred, (ii) the Subsequent Offering Period having expired, and (iii) the number of Common Shares validly tendered in accordance with the terms of the Offer (including, if applicable, Common Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Common Shares owned by Genmab, Purchaser or any of their respective affiliates, any Common Shares irrevocably and unconditionally (or conditionally only on the Closing having occurred) sold and committed to be transferred, but not yet transferred, to Purchaser in writing, representing at least the Back-End Threshold:

1.

if the Article 14b Tax Ruling has been obtained on or prior to the Subsequent Closing Date, (A) enter into the Back-End Merger as contemplated by and in accordance with the terms of (y) the merger proposal between Merus and New TopCo, substantially in the form set forth in Exhibit D to the Transaction Agreement (the “Back-End Merger Proposal”), with such changes as may be agreed by Purchaser and Merus and (z) the explanatory notes to the Back-End Merger Proposal, substantially in the form set forth in Exhibit C to the Transaction Agreement, with such changes as may be agreed by Purchaser and Merus, and (B) approve, to within the meaning of Section 2:107a of the DCC and to the extent required under applicable law, the Back-End Merger and the Back-End Cancellation; and

2.

if the Article 14b Tax Ruling has not been obtained ultimately on the Subsequent Closing Date, (A) resolve to effect the Back-End Articles Amendment, and (B) resolve to effect the Back-End Conversion and Amendment effective promptly following the Delisting (collectively, the “Back-End Transactions Resolutions”);

(b)

adopt one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the Merus Board for their acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable law (the “Discharge Resolutions”); and

(c)

(i) discuss the nomination to the Merus Board of no more than three (3) non-executive directors to be designated, subject to any applicable enhanced right of recommendation of Merus’ works council pursuant to Sections 2:158(6) or 2:268(6) of the DCC, as applicable, in writing by Genmab and Purchaser, in their sole discretion (the “Purchaser Non-Executive Directors”), (ii) adopt one or more resolutions to make recommendations for nomination by Merus’ non-executive directors in connection with the proposed appointment of Purchaser Non-Executive Directors and (iii) adopt one or more resolutions, effective upon the Closing, to appoint Purchaser Non-Executive Directors to replace the resigning non-executive members of the Merus Board as contemplated by the Transaction Agreement (the resolutions referred to in this clause (c)(iii), the “Governance Resolutions”).

For the purposes of this Offer to Purchase, “Back-End Threshold” means at least eighty percent (80%) of Merus’ issued and outstanding share capital (geplaatst en uitstaand kapitaal), excluding from both the numerator and denominator of such percentage determination any Common Shares held by Merus in treasury immediately prior to the Expiration Time (or, if the Minimum Condition has been amended in accordance with the terms of the Transaction Agreement, then seventy-five percent (75%) of Merus’ issued and outstanding share capital (geplaatst en uitstaand kapitaal), excluding any Common Shares held by Merus in treasury).

Back-End Transactions

If (a) the Back-End Transactions Resolutions have been adopted at the EGM or any Subsequent EGM, (b) the number of Common Shares validly tendered in accordance with the terms of the Offer (including, if applicable, Common Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Common Shares owned by Genmab, Purchaser or any of their respective affiliates, any

Common Shares irrevocably and unconditionally (or conditionally only on the Closing having occurred) sold and committed to be transferred, but not yet transferred, to Purchaser in writing, represents at least the Back-End Threshold, and (c) the Subsequent Offering Period has expired, Genmab, Purchaser and Merus (as applicable) shall, to the extent permitted by applicable law, including Sections 2:316(4) and 2:318(1) of the DCC, effect, or cause to be effected, the following Back-End Transactions:

•	if, on or prior to the Subsequent Closing Date, the Article 14b Tax Ruling has been obtained:

(A)

prior to the execution of the notarial deed effecting the Back-End Merger, Merus shall (i) in its capacity as sole shareholder of New TopCo, and subject to Purchaser having granted the Back-End Loan, resolve to effect, following the effective time of the Back-End Merger, the Back-End Cancellation and (ii) direct the management board of New TopCo to approve the Back-End Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time neither knows nor reasonably foresees that, following the Back-End Cancellation, New TopCo cannot continue to pay its due and payable debts;

(B)	Merus and New TopCo shall execute the notarial deed effecting the Back-End Merger no later than 23:59 Central European Time on the Subsequent Closing Date;

(C)	prior to the Back-End Cancellation Effective Time, Purchaser shall make the Back-End Loan to New TopCo; and

(D)	the Back-End Cancellation shall become effective at the Back-End Cancellation Effective Time; or

•	if, on or prior to the Subsequent Closing Date, the Article 14b Tax Ruling has not been obtained:

(A)

if the number of Common Shares collectively owned by Genmab, Purchaser or any of their respective affiliates on the Subsequent Closing Date does not represent the Back-End Compulsory Acquisition Threshold, then, promptly following the expiration of the Subsequent Offering Period, (i) Merus shall cause the execution of the Back-End Articles Amendment, in such a manner as to permit the Back-End Share Issuance and (ii) promptly following the execution of the Back-End Articles Amendment, Purchaser and Merus shall effect the Back-End Share Issuance;

(B)

as promptly as reasonably practicable following the Back-End Share Issuance (if the Back-End Compulsory Acquisition Threshold has not been achieved on the Subsequent Closing Date) or promptly after the Subsequent Offering Period (if the Back-End Compulsory Acquisition Threshold has been achieved on the Subsequent Closing Date), as applicable, Purchaser shall (and Genmab shall cause Purchaser to) commence the Back-End Compulsory Acquisition in exchange for the Court Consideration; or

(C)

irrespective of whether the Back-End Compulsory Acquisition Threshold has been achieved (or when the Back-End Compulsory Acquisition is commenced), effective promptly following the Delisting, Merus shall cause the Back-End Conversion and Amendment.

Representations and Warranties

In the Transaction Agreement, Merus has made customary representations and warranties to Genmab and Purchaser that are subject to specified exemptions and qualifications contained in the Transaction Agreement and the Disclosure Schedules and to certain disclosures in Merus’ SEC filings publicly available at least three (3) business days prior to the date of the Transaction Agreement, including representations relating to, among other things: its organization, valid existence, and standing under the laws of the jurisdiction in which its business is being conducted; its corporate power and authority relative to the Transaction Agreement and the Transactions, including the Offer and the Back-End Transactions; required governmental authorizations or filings or other consents and approvals; no violations of organizational documents; its capitalization; its subsidiaries; public SEC filings and financial statements; internal controls and procedures over disclosures and financial reporting;

compliance of disclosure documents; the absence of certain changes or events; the absence of undisclosed liabilities; compliance with laws, including sanctions, CFIUS and anti-corruption laws; the absence of litigation; real property; intellectual property and data privacy matters; tax matters; employee benefit plan matters; employee and labor matters; environmental matters; material contracts; brokers’ fees; the opinion of Merus’ financial advisor with respect to the fairness of the Offer Consideration; insurance; regulatory matters; board approvals and required votes; anti-takeover measures; the accuracy of information supplied for purposes of the Offer Documents, the Schedule 14D-9 and the proxy statement; and affiliate transactions. The representations and warranties in the Transaction Agreement made by Merus are, in certain cases, modified by “knowledge,” “materiality” and “Company Material Adverse Effect” qualifiers. For purposes of the Transaction Agreement, with respect to Merus, “knowledge” means the actual knowledge (except to the extent such knowledge is protected by attorney-client privilege), as of the date of the Transaction Agreement, of certain employees of Merus and does not require, among other things, that such individuals conduct or have conducted, obtain or have obtained, any freedom-to-operate opinions or similar opinions of counsel. For purposes of the Transaction Agreement, “Company Material Adverse Effect” means any fact, event, circumstance, change, condition, development, occurrence or effect (each, an “Effect”) that, individually or in the aggregate with any other Effect, (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, financial condition or results of operations of the Merus Group, taken as a whole, or (ii) prevents or materially delays or impairs, the ability of Merus to consummate the Transactions. Clause (i) of the definition of Company Material Adverse Effect excludes any Effect relating to the following, alone or in combination:

(A)	any event, circumstance, change, condition, occurrence or effect to the extent resulting from or relating to:

(a)

a change in general economic, political, regulatory, business, financial, debt, credit, banking, securities market or capital market conditions, or any changes therein, including interest, currency or exchange rates or in the price of any commodity, security or market index, trade disputes or the imposition or modification of trade sanctions, restrictions or tariffs, in the United States, The Netherlands or any other country or region in the world in which Merus or any of its subsidiaries conduct business, including any adverse development regarding the European Union, one or more of its member states (including one or more member states leaving or being required to leave the European Union) and the Eurozone (including one or more member states leaving or being required to leave the Eurozone);

(b)

any change in applicable law (or the enforcement or interpretation thereof), accounting requirements or principles required by the International Financial Reporting Standards (IFRS) or Generally Accepted Accounting Principles (GAAP) (or the interpretation thereof) or required by any change in applicable laws, in each case after the date of the Transaction Agreement;

(c)	conditions (or changes in such conditions) in the life sciences, pharmaceutical or biotechnology industries in which Merus or its subsidiaries operate;

(d)

any change in the market price, trading volume or ratings or outlook of any securities or indebtedness of Merus or any of its subsidiaries, or the failure of Merus to meet any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to Merus or any of its subsidiaries (it being understood that the underlying facts and circumstances giving rise to any such change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur);

(e)

the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any disease outbreak, epidemic or pandemic (including COVID-19) and any evolutions or mutations thereof or quarantine restrictions, or the worsening of any of the foregoing, the continuation, occurrence, escalation, outbreak or worsening of any civil unrest, protests and public demonstrations, cyberattacks, hostility, terrorism, police action, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war, or war;

(f)

the execution and delivery of the Transaction Agreement or the announcement or the pendency of the Transactions (including by reason of the identity of Genmab or Purchaser), including the impact thereof on the relationships, contractual or otherwise, of Merus and its subsidiaries with employees, customers, landlords, suppliers, distributors or partners (including the termination, suspension or modification of any such relationships);

(g)

(1) any results, outcomes, data, adverse events, side effects or safety observations arising from any non-clinical or clinical studies or trials that are, have been or will be conducted by or on behalf of Merus, its subsidiaries or any competitor of Merus (or the announcements thereof), (2) results of meetings or other interactions with the FDA or any other governmental authority (including any communications from the FDA or any governmental authority in connection with such meetings) relating to any Merus Product (as defined below) or any product or product candidate of a Merus competitor, (3) the determination by, or the delay of a determination by, or recommendation of, the FDA or any other governmental authority, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, termination, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of Merus Product or any product or product candidate of a Merus competitor, in each case, including regulatory filings or clinical trials with respect to such Merus Product or product or product candidate of such Merus competitor, as applicable, (4) regulatory approval (or other clinical or regulatory developments), market entry or threatened market entry of any product that is competitive with or related to any Merus Product, or any guidance, announcement or publication by any of the FDA or any other governmental authority relating to any Merus Product or any product or product candidate of a Merus competitor, except, in the case of this clause (g), for any of the foregoing arising from fraud by Merus or its subsidiaries, (5) any manufacturing, supply or distribution chain disruptions or delays affecting Merus’ contract manufacturers, suppliers, distributors or other service providers, in each case with respect to any Merus Product that also impact (x) the biopharmaceutical industry generally, or (y) compounds or products in the same class as the Merus Products, (6) any developments relating to reimbursement, coverage or payor rules, in each case, affecting or with respect to any Merus Product or (7) any recommendations, statements or other pronouncements published or proposed by professional medical organizations or any governmental authority, or any panel or advisory body empowered or appointed thereby, relating to any products or product candidates of Merus, its subsidiaries or any of its competitors;

(h)

any action brought or threatened by Merus Shareholders (whether on behalf of Merus or otherwise) asserting allegations of breach of fiduciary duty relating to the Transaction Agreement or violations of securities laws in connection with the Schedule 14D-9 and the proxy statement, convening notice and any other documents required for convening the EGM (collectively, the “EGM Materials”), and any amendments or supplements thereto;

(i)	any actions taken or failure to take action, in each case, by Genmab or any of its controlled affiliates, or to which Genmab has consented, or which Genmab has requested or approved;

(j)	any departure or termination of any officers, directors, employees or independent contractors of Merus or its subsidiaries; or

(k)	compliance with the express terms of, or the taking of any action expressly required by, the Transaction Agreement (excluding Merus operating in the ordinary course of business);

provided further that if the exceptions set forth in clauses (a), (b), (c) and (e) above have a disproportionate impact on the Merus Group, taken as a whole, compared to other companies that operate in the industries in which the Merus Group operates, then such disproportionate effects, changes, developments or occurrences may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent of such disproportionate impact; or

(B)

any failure to meet internal or published projections or forecasts for any period or a decline in the price or trading volume of the Common Shares (provided that, except as otherwise provided in the definition of Company Material Adverse Effect, the underlying causes of such failure or decline may be considered in determining whether there is a Company Material Adverse Effect).

For the purposes of the Transaction Agreement, “Merus Product” means any pharmaceutical, product, diagnostic, medical device, or diagnostic assay that is researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of a member of the Merus Group and (i) that is owned or jointly owned (with any third party) by, licensed to, or otherwise used or held for use in the business of, a member of the Merus Group, or for which a member of the Merus Group has the right to receive payment in connection with the development, manufacture or sale of such pharmaceutical, product, diagnostic, medical device, or diagnostic assay, and (ii) with respect to which a GLP toxicology study is commenced prior to the Closing Date or, if a diagnostic, medical device, or diagnostic assay, it is at a substantially equivalent stage of development.

In the Transaction Agreement, Genmab and Purchaser have also made customary representations and warranties to Merus that are subject to specified exemptions and qualifications contained in the Transaction Agreement. Genmab’s and Purchaser’s representations and warranties are, in certain cases, modified by “knowledge,” “materiality,” and “Genmab Material Adverse Effect.” For purposes of the Transaction Agreement, “Genmab Material Adverse Effect” means any event that individually or in the aggregate, prevents, materially delays or impairs the consummation of the Transactions.

Purchaser’s and Genmab’s representations and warranties relate to, among other things: organization, valid existence and standing of Genmab and Purchaser; corporate power and authority in respect of the Transaction Agreement and the Transactions; required governmental authorizations or filings or other consents and approvals; no violations of organizational documents; the accuracy of information supplied for purposes of the Offer Documents and the Schedule 14D-9; the availability of sufficient funds to satisfy Purchaser’s obligations under the Transaction Agreement; financing; the ownership of Common Shares by Genmab, Purchaser or their subsidiaries; the absence of litigation; operations of Purchaser; the absence of certain agreements with Merus Shareholders; and brokers fees.

None of the representations and warranties contained in the Transaction Agreement from either party will survive the Acceptance Time.

Conduct of Merus Pending the Closing

From the date of the Transaction Agreement until the earlier of the Acceptance Time and the termination of the Transaction Agreement in accordance with its terms (the “Pre-Closing Period”), except (i) as required by applicable law or with the prior written consent of Genmab (such consent not to be unreasonably withheld, conditioned or delayed), or (ii) as expressly required or expressly contemplated by the Transaction Agreement or as set forth in the Disclosure Schedules, Merus has agreed to, and will cause its subsidiaries to, conduct the businesses of the Merus Group only in the ordinary course of business in all material respects and, to the extent consistent therewith, use reasonable best efforts to (A) preserve substantially intact in all material respects the business organization, assets, properties and business relations of the Merus Group, (B) keep available the services of its executive officers and key employees on commercially reasonable terms and (C) maintain satisfactory relationships of the Merus Group with any persons with which the Merus Group has material business relations.

During the Pre-Closing Period, Merus has agreed to, and will cause its subsidiaries to, use reasonable best efforts to take or cause to be taken certain actions set forth in the Disclosure Schedules.

Except as expressly required or expressly contemplated by the Transaction Agreement, as set forth in the Disclosure Schedules or as required by applicable law, neither Merus nor any of its subsidiaries will take any of the following actions during the Pre-Closing Period without the prior written consent of Genmab (such consent not to be unreasonably withheld, conditioned or delayed):

(a)

amend, adopt any amendment, or otherwise change (whether by merger, consolidation or otherwise) the articles of association (statuten) and bylaws (reglementen), or equivalent organizational documents, operating agreements, limited liability or limited company agreements or partnership agreements, or similar organizational agreements, of Merus or any of its subsidiaries;

(b)

issue, grant, sell, dispose of, encumber or authorize such issuance, sale, disposition or encumbrance of, any shares of capital stock or any other equity securities of Merus (including pursuant to the Foundation Option Agreement) or any of its subsidiaries, other than the issuance of Common Shares issuable pursuant to Merus Options that are outstanding on the date of the Transaction Agreement pursuant to the terms of the applicable Merus Options as in effect immediately prior to the date of the Transaction Agreement;

(c)

declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any equity interests of Merus or any of its subsidiaries (except for dividends or other distributions by any of its direct or indirect wholly owned subsidiaries to Merus or any other direct or indirect wholly owned subsidiaries);

(d)

reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any equity interests of Merus or its subsidiaries, other than (A) as provided by the Merus 2016 Incentive Award Plan, as amended, or (B) in connection with the satisfaction of exercise price or tax withholding obligations in connection with the vesting, exercise or settlement of any Merus Option;

(e)

sell, transfer, lease, sublease, license, mortgage, pledge, encumber, allow to lapse, assign, abandon, disclaim, dedicate to the public, incur any lien on (other than liens permitted by the Transaction Agreement) or otherwise dispose of, or authorize any of the foregoing with respect to, any of its material properties, assets, licenses, operations, rights, businesses or interests therein (but not including intellectual property) except (A) pursuant to contracts or leases in force on the date of the Transaction Agreement, (B) such dispositions of assets no longer used in the ordinary course of business of Merus’ or the applicable subsidiary’s business as conducted as of the date of the Transaction Agreement or (C) such dispositions among Merus and its subsidiaries;

(f)

acquire (including by amalgamation, merger, consolidation or acquisition of equity interests or assets or any other business combination) (A) any company, corporation, partnership, other business organization (or any division thereof), (B) any real property (but excluding any intellectual property), except, in each case, for acquisitions from wholly owned subsidiaries of Merus, the purchase of equipment, supplies and inventory in the ordinary course of business, dispositions of marketable securities in the ordinary course of business and dispositions or abandonments of immaterial tangible assets in the ordinary course of business or (C) acquisitions of any assets (other than ordinary course purchases from vendors) as to which the aggregate consideration for all such acquisitions does not exceed $1,000,000 in the aggregate;

(g)

(A) repurchase, prepay or incur any indebtedness for borrowed money or issue any debt securities, or issue or sell options, warrants, calls or other rights to acquire any of its debt securities, (B) make any loans, advances or capital contributions to, or investments in, any other person (other than a subsidiary of Merus), other than advances of expenses to any employee or non-employee service provider in the ordinary course of business, or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than a guaranty by Merus on behalf of any of its subsidiaries), in each case, other than (1) indebtedness incurred between Merus and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries in the ordinary course of business or (2) indebtedness incurred pursuant to and in accordance with the terms of existing (as of the date of the Transaction Agreement) credit card programs of Merus or its subsidiaries in the ordinary course of business, not to exceed $1,000,000 in the aggregate at any given time;

(h)

enter into, amend, waive (including any right thereunder), renew or terminate any material contract or any other contract that would be deemed a material contract if it had been entered into prior to the date of the Transaction Agreement, in each case, other than in the ordinary course of business or the expiration of any such contract in accordance with its terms (as such terms are in effect as of the date of the Transaction Agreement); provided that, for purposes of this paragraph, the phrase “other than ordinary course of business” will not be construed to permit (A) the entry into, amendment, waiver, renewal or termination of certain material contracts specified in the Transaction Agreement or (B) the taking of any action prohibited in the Pre-Closing Period by the Transaction Agreement;

(i)	authorize, or make any commitment with respect to, capital expenditures that in the aggregate exceed the annual capital expenditures budget of Merus and its subsidiaries, taken as a whole;

(j)

except as otherwise required under any Merus benefit plan, (A) increase the compensation payable or to become payable or the benefits provided to employee or non-employee service providers, (B) grant or amend any retention, severance or termination pay to, or enter into any employment, bonus, incentive, equity, change of control or severance agreement with, any employee, other than any standard offer letters with any newly-hired (provided that such hiring is otherwise permitted under the Transaction Agreement) employee below the level of associate director in the ordinary course of business and that provide for no more than six (6) months’ severance, (C) pay any annual bonus or annual incentive compensation in excess of the amount earned based on actual performance in accordance with the applicable Merus benefit plan, (D) establish, adopt, enter into, terminate or amend any Merus benefit plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Merus benefit plan if it were in existence as of the date of the Transaction Agreement for the benefit of any employee or non-employee service provider, except for renewals of any Merus benefit plan providing health and welfare benefits in the ordinary course of business or as permitted in clause (B), or (E) establish, adopt, enter into or amend any collective bargaining agreement or similar labor agreement (including any collective bargaining agreements, works council arrangements or other labor union contracts applicable to persons employed by Merus or any of its subsidiaries);

(k)

(A) hire any employee, other than employees in the ordinary course of business (1) who are below the level of associate director or (2) who will have an annual base salary of not more than $150,000 (for U.S.-based employees) or €150,000 (for employees based in Europe); provided that, in the case of each of subclauses (1) and (2), the employee must perform services in one of the areas set forth in the Disclosure Schedules, or (B) terminate (other than for “cause”) the employment of any employee (or any individual who would be an employee if employed on the date of the Transaction Agreement) at the associate director level or higher or with annual base salary in excess of $150,000 (for U.S.-based employees) or €150,000 (for employees based in Europe);

(l)	voluntarily accelerate the lapse of restriction or vesting of any Merus Option as a result of the Transactions, except as expressly provided in the Transaction Agreement;

(m)

(A) settle (or propose to settle) any action, other than (1) settlements for monetary damages (net of insurance proceeds) to be paid by Merus or any of its subsidiaries involving not more than $1,000,000 individually or $4,000,000 in the aggregate and that do not (x) require any material actions or impose any material restrictions on the business or operations of the Merus Group, or after the Closing, Genmab or its subsidiaries or (y) include the admission of wrongdoing by any member of the Merus Group, or (2) shareholder litigation, or (B) settle (or propose to settle) (1) any of the matters set forth in the Disclosure Schedules, or (2) any investigation or inquiry by any governmental authority, including by entering into any consent decree or other similar agreement;

(n)

(A) change Merus’ financial accounting policies or procedures in effect as of December 31, 2024, other than as required by law or GAAP or (B) write up, write down or write off the book value of any of its assets, other than (1) in the ordinary course of business or (2) as may be required by law or GAAP, as approved by Merus’ independent public accountants;

(o)

adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Merus or any of its subsidiaries;

(p)

(A) change or adopt (or file a request to change or adopt) any material method of tax accounting, except as required by applicable law, (B) make, change or rescind any material tax election, (C) settle or compromise any material claim, investigation, audit or controversy relating to material taxes, (D) surrender any right to claim a material tax refund, (E) file any income or other material amended tax return, except as required by applicable law, (F) enter into any closing agreement with respect to any income or other material tax or (G) waive or extend the statute of limitations with respect to any material tax return other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business;

(q)

(A) abandon, disclaim, dedicate to the public, allow to lapse, sell, assign, transfer, encumber or incur any lien (other than liens permitted by the Transaction Agreement) on, any registered intellectual property or other material intellectual property, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and taxes to maintain and protect Merus’ or any of its subsidiaries’ interest in the foregoing intellectual property; (B) license or sublicense any of the foregoing intellectual property described under clause (A) to any third party or any subsidiary of Merus that is not wholly owned by Merus, other than non-exclusive licenses granted to customers in connection with sales of any Merus Products or to contract manufacturers, suppliers, distributors or other service providers, collaborators or partners in connection with applicable agreements with such entities, in each case, in the ordinary course of business; (C)(1) settle, agree to dismiss, move to have dismissed, or fail to continue to diligently pursue any action pending as of the date of the Transaction Agreement, or (2) grant to, or agree to grant to, any third party or any subsidiary of Merus that is not wholly owned by Merus, any covenant not to commence any action; in each case of the foregoing subclauses (1) and (2), concerning the ownership, validity, enforceability or scope of any material intellectual property or licensed intellectual property; or (D) disclose any material confidential information of Merus or any of its subsidiaries to any person that is not bound by written confidentiality and non-disclosure obligations, and provided that the restrictions set forth in foregoing clauses (A) and (C) will not apply to any action taken (x) in the ordinary course of business or (y) that is required by (or as to which Merus does not have final decision-making authority), and in compliance with, a contract existing as of the date of the Transaction Agreement;

(r)

enter into, amend, waive or terminate (other than terminations in accordance with their terms) any contracts between (A) Merus or one of its subsidiaries, on the one hand and (B) any of Merus’ affiliates, on the other hand, that would be required to be disclosed by Merus under Item 404 of Regulation S-K under the Securities Act;

(s)

unless mandated by any governmental authority or reasonably required for safety or efficacy reasons, (A) make any material change to, discontinue, terminate or suspend any ongoing material research and development programs (including pre-clinical and clinical trials) with respect to any Merus Products (a “Research Program”), or (B) commence, alone or with any third party, any Research Program that was not disclosed to Genmab prior to the date of the Transaction Agreement; provided that the foregoing restrictions will not apply to any action taken (x) in the ordinary course of business, except with respect to any Research Program that is directed to petosemtamab or Merus’ proprietary biclonics or multiclonics platforms with respect thereto or (y) that is required by (or as to which Merus does not have final decision-making authority), and in compliance with, a contract existing as of the date of the Transaction Agreement; or

(t)	agree, resolve, announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

No Solicitation

Except as expressly permitted by the terms of the Transaction Agreement, Merus has agreed to, to cause its subsidiaries to, and to instruct (and use its reasonable best efforts to cause) its representatives to, immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person that may be ongoing with respect to any Acquisition Proposal (as defined below) or any inquiry, expression of interest, proposal, discussion, negotiations or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to inform any such person of the existence of the Transaction Agreement and Merus’ obligations thereunder).

Merus has also agreed, within two (2) business days after the date of the Transaction Agreement, to request the prompt return or destruction of all of its confidential information previously furnished to any such person that executed a confidentiality agreement with Merus in the twelve (12) months prior to the date of the Transaction Agreement in connection with its consideration of an Acquisition Proposal and within one business day of the date of the Transaction Agreement to terminate all access to any physical and electronic data room containing confidential information of Merus granted to any such person, its affiliates or representatives in connection with its consideration of an Acquisition Proposal. During the Pre-Closing Period, except as expressly provided in the Transaction Agreement, Merus agreed not to, and to cause each of its subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its subsidiaries is a party.

Except as expressly permitted by the terms of the Transaction Agreement, during the Pre-Closing Period, Merus agreed that it will not and will cause each of its subsidiaries and any of the officers, directors or employees of it or any of its subsidiaries not to, and shall instruct its other representatives not to, directly or indirectly:

(a)

solicit, initiate, knowingly facilitate or knowingly encourage any inquiries or the implementation or submission of any Acquisition Proposal, or any proposals or offers that would be reasonably expected to lead to, an Acquisition Proposal;

(b)

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, an Acquisition Proposal except to notify such person of the existence of the Transaction Agreement and Merus’ obligations thereunder and to clarify and understand the terms and conditions of any such Acquisition Proposal; or

(c)

execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement regarding, or that is intended to result in, or could reasonably be expected to lead to, any Acquisition Proposal (an “Acquisition Agreement”); provided that, notwithstanding the foregoing, Merus may grant a waiver, amendment or release under any confidentiality or standstill agreement, solely to the extent necessary to allow a confidential Acquisition Proposal to be made to Merus or the Merus Board (or any committee thereof) so long as (A) the Merus Board has determined in good faith (after consultation with outside legal counsel) that the failure to grant such waiver, amendment or release would reasonably be expected to be inconsistent with its fiduciary duties under applicable law and (B) Merus promptly (and in any event within one business day of the determination of the Merus Board as required by the foregoing clause (A)) notifies Genmab of any such waiver, amendment or release; provided further that, prior to the Acceptance Time, nothing contained in the Transaction Agreement prevents Merus or the Merus Board (or any committee thereof) from furnishing information (including non-public information) to, or engaging in negotiations or discussions with, any person that has made a bona fide Acquisition Proposal, which Acquisition Proposal did not result from a material breach of the terms of the Transaction Agreement, if, and only if, prior to taking such action, (1) the Merus Board (x) determines in good faith (after consultation with its outside legal counsel) that such Acquisition Proposal is, or would reasonably be expected to result in, a Superior Proposal and (y) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, (2) Merus provides written notice to Genmab of the determination referenced in subclause (1) promptly (and in any event within one business day of such determination), and (3) Merus receives or has received from such person an executed Acceptable Confidentiality Agreement (as defined below). Merus will deliver to Genmab a copy of any executed Acceptable Confidentiality Agreement promptly (and in any event within one business day) following its execution. Merus will provide to Genmab any non-public information concerning Merus or its subsidiaries provided by Merus or its subsidiaries to any person entering into an Acceptable Confidentiality Agreement that has not been previously provided to Genmab reasonably promptly after the time it is provided to such person (and in no event more than one calendar day thereafter).

For the purposes of the Transaction Agreement, “Acceptable Confidentiality Agreement” means an executed confidentiality agreement that (a) does not contain any provision prohibiting or otherwise restricting Merus from making any of the disclosures required to be made pursuant to the Transaction Agreement and (b) contains confidentiality provisions that are no more favorable in the aggregate to the counterparty than those contained in the confidentiality agreement between Merus and Genmab; provided that such agreement need not include any “standstill” or similar restriction.

Merus has agreed to promptly upon receipt thereof (and in any event within one business day) (i) provide Genmab written notice of the receipt of (A) any Acquisition Proposal (including any material modification thereto) or (B) any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal and (ii) disclose to Genmab a copy of, any such Acquisition Proposal or any such inquiry, proposal or offer made in writing (or, if made orally, a reasonably detailed description of the material terms of such Acquisition Proposal, inquiry or proposal), provided that such disclosure to Genmab may be redacted to the extent necessary to protect the confidential information regarding the business and operations of the person making such inquiry, proposal or offer so long as such redaction does not extend to any material terms or conditions of such Acquisition Proposal or any such inquiry, proposal or offer.

Merus has agreed to, promptly upon receipt thereof (and in any event within one business day), provide Genmab with copies of all drafts and final versions of definitive or other agreements including schedules and exhibits thereto (which may be redacted to the extent necessary to protect the confidential information regarding the business and operations of the person making such Acquisition Proposal, so long as such redaction does not extend to any material terms or conditions of such Acquisition Proposal) relating to such Acquisition Proposal, in each case exchanged between Merus or any of its representatives, on the one hand, and the person making such Acquisition Proposal or any of its representatives, on the other hand. Merus will keep Genmab reasonably informed on a reasonably prompt basis (and in any event within one business day of any material development) of the status and material terms (including with respect to any material changes in price, the amount and form of consideration or other material amendments) of any such Acquisition Proposal or other inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal. Merus shall promptly, and in any event within one business day, following a determination by the Merus Board (or any committee thereof) that an Acquisition Proposal is a Superior Proposal, notify Genmab of such determination.

For the purposes of the Transaction Agreement, an “Acquisition Proposal” means any proposal or offer from any person or group (other than Genmab or any of its subsidiaries) relating to, in a single transaction or series of related transactions:

(a)

any direct or indirect acquisition of (1) more than twenty percent (20%) of the assets (whether based on the book value, fair market value, revenue generation or net income) of the Merus Group, taken as a whole, including in any such case through the acquisition of one or more of Merus’ subsidiaries owning such assets, or (2) more than twenty percent (20%) of the outstanding Common Shares (or any equity interests convertible into, or exchangeable for, such Common Shares);

(b)

any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any person or group (or the shareholders of any person or group) beneficially owning twenty percent (20%) or more of the outstanding Common Shares;

(c)

any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or other similar transaction involving Merus which would result in any person or group (or the shareholders of any person or group) beneficially owning, directly or indirectly, more than twenty percent (20%) of the outstanding Common Shares or twenty percent (20%) of the voting power of the surviving entity in a merger involving Merus or the resulting direct or indirect parent of Merus or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power). Whenever the term “group” is used in the Transaction Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.

For the purposes of the Transaction Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal made by any person or group (other than Genmab or any of its subsidiaries) after the date of the Transaction Agreement, which Acquisition Proposal did not result from a material breach of the non-solicitation provisions of the Transaction Agreement, and that (A) the Merus Board determines in good faith (after consultation with its outside financial advisors and outside legal counsel) is, on balance, more favorable to Merus and the sustainable success of its business, taking into account the interests of its shareholders, employees and other relevant stakeholders, than the Offer and the other Transactions, taking into account (i) any bona fide proposed amendment or modification proposed by Genmab pursuant to the non-solicit provisions of the Transaction Agreement, (ii) all the terms and conditions of the Acquisition Proposal, and (iii) all relevant financial, regulatory, legal and other aspects (including certainty of closing, certainty of financing and the identity of the person making the Acquisition Proposal) of such proposal and (B) the Merus Board determines (after consultation with its outside financial advisor and outside legal counsel) is reasonably capable of being consummated in accordance with its terms; provided, that for purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term, except that each reference to “twenty percent (20%)” shall be deemed to be a reference to “fifty percent (50%)”.

Except as expressly set forth in the Transaction Agreement, during the Pre-Closing Period, neither Merus nor the Merus Board (or any committee thereof), as applicable, shall, and neither shall publicly propose to:

(a)	withhold, withdraw or qualify (or modify in a manner adverse to Genmab or Purchaser) the Merus Board Recommendation;

(b)	approve, recommend, submit for a vote of Merus Shareholders or otherwise declare advisable any Acquisition Proposal;

(c)	enter into any Acquisition Agreement;

(d)

if an Acquisition Proposal has been publicly disclosed (other than by the commencement of a tender offer or exchange offer), refuse to affirm publicly the Merus Board Recommendation following any reasonable written request by Genmab to provide such reaffirmation within ten (10) business days after Genmab’s written request therefor (provided that Merus shall not be required to make more than two such reaffirmations);

(e)	refrain from recommending against any Acquisition Proposal that is a tender offer or exchange offer within ten (10) business days after the commencement thereof; or

(f)	authorize, commit, resolve or agree to take any of the foregoing actions.

Any action described in clauses (a) through (f) above, other than clause (c), an “Adverse Recommendation Change.”

Prior to the Acceptance Time, the Merus Board may effect an Adverse Recommendation Change or cause Merus to terminate the Transaction Agreement (pursuant to its terms) in order to enter into, or cause one of its subsidiaries to enter into, an Acquisition Agreement with respect to a Superior Proposal (so long as, prior to or concurrently with, and as a condition to the effectiveness of, such termination, Merus pays to Genmab the Merus Termination Fee, if Merus receives an unsolicited, written Acquisition Proposal that the Merus Board determines in good faith (after consultation with its outside legal counsel and outside financial advisor) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, provided that prior to effecting such an Adverse Recommendation Change with respect to a Superior Proposal or terminating the Transaction Agreement (pursuant to its terms):

(a)

Merus has notified Genmab in writing that it intends to effect an Adverse Recommendation Change (which notice shall not constitute an Adverse Recommendation Change) or terminate the Transaction Agreement (pursuant to its terms);

(b)	Merus has provided Genmab a summary of the material terms and conditions of such Acquisition Proposal consistent with the requirements set forth in the Transaction Agreement;

(c)

if requested to do so by Genmab, for a period of four (4) calendar days following delivery of such notice, Merus has discussed and negotiated in good faith, and has made its representatives reasonably available to discuss and negotiate in good faith with Genmab and its representatives any bona fide proposed modifications to the terms and conditions of the Transaction Agreement in such a manner that the Superior Proposal ceases to constitute a Superior Proposal; and

(d)

no earlier than the end of such four (4)calendar-day period, the Merus Board (after consultation with its outside legal counsel and outside financial advisor), shall have determined in good faith, after considering the terms of any proposed amendment or modification to the Transaction Agreement proposed by Genmab during such four (4) calendar-day period, that such Superior Proposal still constitutes a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate the Transaction Agreement (pursuant to its terms) in connection therewith would still be reasonably likely to be inconsistent with its fiduciary duties under applicable law (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to Genmab as provided above, but with respect to any such subsequent notices references to a “four (4) calendar-day period” shall be deemed to be references to a “two (2) calendar-day period”).

Prior to the Acceptance Time, the Merus Board may effect an Adverse Recommendation Change if an Intervening Event occurs and as a result thereof the Merus Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable law; provided that prior to effecting such an Adverse Recommendation Change with respect to an Intervening Event:

(a)	Merus has notified Genmab in writing that it intends to effect such an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change;

(b)

if requested to do so by Genmab, for a period of four (4) calendar days following delivery of such notice, Merus has discussed and negotiated in good faith, and shall have made its representatives reasonably available to discuss and negotiate in good faith with Genmab and its representatives any bona fide proposed modifications to the terms and conditions of the Transaction Agreement; and

(c)

no earlier than the end of such four (4) calendar-day period, the Merus Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to the Transaction Agreement proposed by Genmab during such four (4) calendar-day period, that the failure to effect an Adverse Recommendation Change would still be reasonably likely to be inconsistent with Merus Board’s fiduciary duties under applicable law. Unless the Transaction Agreement has been validly terminated, the occurrence of any Adverse Recommendation Change in respect of an Intervening Event shall not affect the obligations of the parties to continue to cooperate and implement the Transactions in accordance with, and subject to the terms and conditions of, the Transaction Agreement.

For the purposes of the Transaction Agreement, an “Intervening Event” means any material event, circumstance, change, effect, development or condition first occurring or arising after the date of the Transaction Agreement and prior to the Expiration Time that was not known to, or reasonably foreseeable, by the Merus Board as of the date of the Transaction Agreement (or if known, the magnitude or material consequences of which were not known to, or reasonably foreseeable by, the Merus Board as of the date of the Transaction Agreement); provided that in no event shall any of the following constitute an Intervening Event: (A) any Acquisition Proposal; (B) the public announcement, execution, delivery or performance of the Transaction Agreement, the identity of Genmab as a party to the Transaction Agreement or the public announcement, pendency or consummation of the Transactions; (C) any change in the trading price or trading volume of Common Shares on Nasdaq or any change in Merus’ credit rating; or (D) the fact that Merus has exceeded or met any projections, forecasts, revenue or earnings predictions or expectations of Merus or any securities analysts for any period ending (or for which revenues or earnings are released) on or after the date of the Transaction Agreement; provided that for the purposes of clauses (C) and (D), any underlying Effects relating to or causing such change may be considered, along with the effects or consequences thereof.

The Transaction Agreement does not prohibit Merus or the Merus Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Item 1012(a) of Regulation M-A promulgated under the Exchange Act and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to Merus Shareholders if the Merus Board determines (after consultation with its outside legal counsel) that its failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. A factually accurate public statement that describes Merus’ receipt of an Acquisition Proposal and the operation of the Transaction Agreement with respect thereto (without including a reaffirmation) shall not be deemed an Adverse Recommendation Change.

Genmab Financing Covenant

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 16—“Conditions of the Offer”. The Transaction Agreement provides that Genmab will use its reasonable best efforts to take, or cause to be taken, all reasonable actions and do, or cause to be done, all things necessary to arrange the Financing on the terms and conditions described in the Debt Commitment Letters on or prior to the Closing, including: (i) to negotiate and enter into the definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letters (including, as applicable, the “flex” provisions contained in any fee letter relating to fees with respect to the Financing) (or, subject to the limitations in the Transaction Agreement on amending or waiving the terms of the Debt Commitment Letters, on other terms and conditions agreed by Genmab, its Financing Sources and Merus) by the Closing Date, and (ii) to satisfy or cause to be satisfied (or, if determined advisable by Genmab, obtain the waiver of) on a timely basis, and in a manner that will not impede the ability of the parties to consummate the Transactions on the date on which the Transactions are required to be consummated pursuant to the terms of the Transaction Agreement, all conditions to obtaining the Financing within Genmab’s and Purchaser’s control and to comply or cause to be complied with all of its obligations pursuant to the Debt Commitment Letters and the definitive agreements related thereto to the extent the failure to comply with such obligations would reasonably be expected to materially and adversely impact (A) the timing of the Closing or (B) the availability at Closing of aggregate proceeds of the Financing at least equal to, when taken together with other sources and amounts immediately available in cash to Genmab on the Closing Date (none of which are subject to any conditions to funding), all amounts required to be paid by Genmab in cash in connection with the Transactions, including the Offer Consideration and all payments, fees and expenses payable by it related to or arising out of the consummation of the Transactions (the “Required Amount”). In the event that all conditions to funding the commitments contained in the Debt Commitment Letters have been satisfied (or waived), Genmab (x) will use its reasonable best efforts to cause its Financing

Sources to fund the Financing and (y) pay related fees and expenses on the Closing Date. Genmab will use its reasonable best efforts to enforce all of its rights under the Debt Commitment Letters. Genmab will give Merus prompt notice of any material breach by any party to the Debt Commitment Letters or the definitive agreements related thereto of which Genmab has become aware or any termination of any of the Debt Commitment Letters or such definitive agreements, to the extent such breach or termination would reasonably be expected to prevent, materially delay or impair the Closing or otherwise result in proceeds of the Financing at least equal to, when taken together with other sources and amounts immediately available to Genmab in cash on the Closing Date, the Required Amount, not being available at the Closing.

In the event that any portion of the Financing becomes unavailable and such portion is necessary, together with sources and amounts immediately available to Genmab on the Closing Date (including any portions of the Financing that are available), to equal at least the Required Amount, unless concurrently replaced on a dollar-for-dollar basis by commitments with conditions precedent to the availability of the Financing no worse than, and no more onerous for Genmab than, those conditions precedent set forth in Exhibit E of the Debt Commitment Letter in effect on the date of the Transaction Agreement from other Financing Sources or from proceeds of other sources of financing or cash, Genmab will (1) use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative debt financing for any such portion from alternative debt sources (“Alternative Financing”) in an amount together with other immediately available sources and amounts (including portions of the Financing that are available), that is at least equal to the Required Amount and that does not contain additional (or changes to the) conditions set forth in the Debt Commitment Letter delivered to Merus on or prior to the date of the Transaction Agreement that, in each case, could reasonably be expected to adversely affect the ability of Genmab or Purchaser to timely consummate the Transactions and (2) promptly notify Merus of such unavailability and the reason therefor. If obtained, Genmab will deliver to Merus true, correct and complete copies of the new commitment letters (including redacted copies of fee letters, removing only fee amounts, market “flex” provisions and certain other economic terms customarily redacted (none of which concern or would adversely affect the amounts, availability, timing or conditionality of the Financing)) pursuant to which any such alternative source shall have committed to provide Genmab with Alternative Financing.

Genmab will not, without Merus’ prior written consent, consent to any amendment or modification to, or any waiver of any provision or remedy under, any Debt Commitment Letter or any definitive agreements related thereto; provided that, in the case of amendments or modifications of any Debt Commitment Letter or a definitive agreement relating thereto, the foregoing shall only apply if such amendment or modification (x) imposes new or additional conditions precedent to the Financing on the Closing Date, in each case in a manner that would prevent, materially delay or impair the consummation of the Transactions or the funding of the full cash amount of the Financing on the Closing Date that is necessary, together with other sources and amounts immediately available in cash to Genmab on the Closing Date, to equal at least the Required Amount, (y) reduces the aggregate amount of the Financing below the amount necessary, when taken together with all other sources and amounts immediately available in cash to Genmab on the Closing Date (none of which are subject to any conditions to funding) to equal at least the Required Amount, or (z) materially and adversely affects the ability of Genmab to enforce its rights against other parties to the Debt Commitment Letters, it being understood and agreed that in any event, Genmab may amend the Debt Commitment Letters or the definitive agreements relating thereto (i) to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letters as of the date of the Transaction Agreement and amend or restate the economic and other arrangements to the extent relating to the appointment of such additional parties, and consent to the assignment after the date of the Transaction Agreement of lending commitments under the Debt Commitment Letters to other lenders in accordance with the Debt Commitment Letter; provided in each case that any such amendment, restatement, or assignment does not impose new or additional conditions precedent to the Financing on the Closing Date, in each case in a manner that would prevent, materially delay or impair the consummation of the Transactions or the funding of the full cash amount of the Financing on the Closing Date that is necessary, together with other sources and amounts immediately available in cash to Genmab on the Closing Date, to equal at least the Required Amount or reduce the aggregate amount of the proceeds of the Financing available on the Closing Date, to an amount that is less than the amount that is necessary, together with other sources and amounts immediately available in cash to Genmab on the Closing Date, to equal at least the Required Amount, (ii) to increase the aggregate amount of the Financing or (iii) in accordance with the “market flex” provisions thereof. Genmab will provide Merus with prompt written notice of (A) the receipt of any notice or other communication from any Financing Source with respect to such Financing Source’s failure or anticipated failure to fund its commitments under any Debt Commitment Letters or definitive agreement in connection therewith and (B) any fact, change, event or circumstance that would reasonably be likely to have, individually or in the aggregate, a material adverse effect on the Financing contemplated by the Debt Commitment Letters or definitive Financing documentation. Genmab will keep Merus reasonably informed on a reasonably current basis of the status of its efforts to consummate the Financing.

For purposes of the Offer, “Financing Sources” means the persons that have entered or will enter into commitment letters or agreements with Genmab or any of its affiliates in connection with the Financing (including any persons providing Alternative Financing) and any joinder agreements, indentures, credit or other agreements entered into pursuant thereto, including the agents, arrangers, lenders and other entities that have committed to provide or arrange all or part of the Financing, and their respective affiliates and their and their respective affiliates’ current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents and representatives and their respective successors and assigns.

Financing Cooperation

The Transaction Agreement provides that, prior to the Closing, Merus will use its reasonable best efforts, and will cause its subsidiaries to use their reasonable best efforts, and will use its reasonable best effort to cause and its and their respective representatives (including management, legal and accounting representatives) to use its and their reasonable best efforts, to, provide such customary cooperation as may be reasonably requested by Genmab in connection with the arrangement, underwriting, obtaining, syndication or consummation of the Financing (which term shall include any permanent financing in lieu of the financing to be provided pursuant to the Debt Commitment Letters).

Without limiting the generality of the foregoing paragraph, prior to the Closing, Merus will use its reasonable best efforts, and shall cause its subsidiaries to use their reasonable best efforts, and will use its reasonable best effort to cause its and their respective representatives to use its and their reasonable best efforts, to: (i) as promptly as reasonably practicable provide information (financial or otherwise) relating to Merus and its subsidiaries to Genmab and to Genmab’s Financing Sources (including information to be used in the preparation of an information package and presentation, including any additional version of the information package and presentation, regarding the business, operations and financial condition of Genmab, Merus and its subsidiaries as customary or reasonably necessary for the completion of such Financing or any Alternative Financing), excluding projections or other forward-looking information about Merus or its subsidiaries, to the extent reasonably requested by Genmab in connection with Genmab’s preparation of customary offering, information or marketing documents to be used for the completion of the Financing or any Alternative Financing; provided that any such information to be included in Genmab’s offering, information or marketing documents shall be limited to the information contained in Merus’ filings with the SEC so long as such information does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to Merus and its subsidiaries, necessary to make such information in light of the circumstances under which the statements contained or incorporated by reference in Genmab’s offering, information or marketing documents are made, not misleading; (ii) reasonably cooperate and assist with the due diligence and rating agency processes of Genmab, its representatives and its Financing Sources, including by having applicable management and representatives of Merus, with appropriate seniority and expertise, participate in a reasonable number of meetings, due diligence sessions, presentations, and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times, which meetings, sessions and presentations may be telephonic or held by video conference at Merus’ request; (iii) reasonably assist Genmab in preparing customary offering memoranda, rating agency presentations, lender and investor presentations, confidential information memoranda, bank information memoranda, private placement memoranda, bank syndication materials, prospectuses, filings with the SEC and other similar documents customary or reasonably necessary for the Financing or any Alternative Financing; (iv) use its reasonable best efforts to deliver the Merus Q3 Form 10-Q to Genmab in draft form on or before October 27, 2025, and to file the Merus Q3 Form 10-Q with the SEC on or before October 31, 2025; (v) as promptly as reasonably practicable in connection with the marketing of any Financing or any Alternative Financing, deliver (or cause to be delivered) to Genmab, (A) the Required Financial Information (as defined below), (B) the Required Information (as defined below) and (C) all other historical financial information (limited to two (2) prior fiscal years of Merus and subsequent interim periods) regarding Merus and its subsidiaries reasonably requested by Genmab to permit Genmab to prepare pro forma financial statements that would be compliant with Regulation S-X under the Securities Act or to the extent such pro forma financial statements are required in connection with the Financing or any Alternative Financing to the extent relating to the periods required by clause (A) of this clause (v); (vi) provide Genmab with reasonable assistance in connection with Genmab’s preparation of pro forma financial statements that would be compliant with Regulation S-X under the Securities Act or to the extent required in connection with the Financing or any Alternative Financing (provided that, with respect to clauses (v) and (vi) or otherwise, Merus and its subsidiaries will not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto and will not be obligated to provide pro forma financial statements or any information regarding any post-Closing or pro forma cost savings, synergies, debt or equity capitalization, ownership or other post-Closing pro forma adjustments necessary or desired to be incorporated into such pro forma financial statements); (vii) provide to Genmab and the Financing Sources promptly, and in any event at least four (4) business days prior to the Closing Date, all “know your customer” documentation and other information about Merus and its affiliates required under paragraph 10 of Exhibit E to the Debt Commitment Letters solely to the extent such documentation and other information is requested in writing to Merus at least nine (9) business days prior to the Closing Date; (viii) in the event the Financing or any Alternative Financing includes an offering of securities, (A) obtain customary comfort letters (including customary “negative assurance” comfort) from Merus’ independent public accounting firm, (B) cause Merus’ independent public accounting firm to consent to the inclusion or incorporation of their audit reports with respect to the Required Financial Information in any filing or registration statement of Genmab with the SEC or any prospectus, offering memoranda, private placement memoranda, marketing material or similar documentation, including by providing customary representation letters and (C) cause Merus’ independent public accounting firm to cooperate with Genmab and its representatives, including by participating in a reasonable number of accounting due diligence sessions upon reasonable notice and at mutually agreeable dates and times, which sessions may be telephonic or held by video conference at Merus’ request; (ix) provide customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors, and containing customary 10b-5 representations and a representation that the public side versions of such documents, if any, do not include material non-public information about Merus or its subsidiaries or their respective securities and as to the accuracy of the information relating to Merus and its subsidiaries contained therein (provided that any marketing materials shall contain customary exculpatory provisions in favor of Merus, its affiliates and their respective representatives with respect to responsibility for the use or misuse of the contents thereof), in each case, to the extent required or advisable for the Financing or any Alternative Financing; provided, further, that Merus is afforded a reasonable period of time to review such materials and may instruct Genmab to remove any information that Merus deems to be material non-public information regarding Merus or any of its subsidiaries, so long as such information does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to Merus and its subsidiaries, necessary to make such information in light of the circumstances under which the statements contained or incorporated by reference in such materials are made, not misleading; (x) reasonably assist Genmab with its preparation of the definitive documentation for the Financing or any Alternative Financing, including by providing information reasonably necessary for the completion of any schedules thereto, in each case to the extent, and solely to the extent, such materials relate to information concerning Merus and its subsidiaries; (xi) assist Genmab in Genmab’s provision of any pledge and security documents, guarantees, other definitive financing documents, customary certificates, or other customary pricing or closing documents as may reasonably be requested in connection with the Financing and any Alternative Financing and otherwise reasonably cooperate to facilitate the identification, pledging and granting of security interests in, and obtaining perfection of any liens on, collateral owned by Merus or any of its subsidiaries in connection with the Financing or any Alternative Financing (effective no earlier than, and subject to the occurrence of, the Closing); (xii) cause the taking of any corporate, limited liability company, or partnership actions, as applicable, by Merus and its subsidiaries reasonably necessary to permit the completion of the Financing or any Alternative Financing (in each case effective no earlier than, and subject to the occurrence of, the Closing); and (xiii) consent to the use of the trademarks, service marks and logos of Merus or any of its subsidiaries in connection with the Financing or any Alternative Financing (provided that such trademarks, service marks and logos are used solely in a manner that is not intended to or is reasonably likely to harm or disparage Merus or any of its subsidiaries).

Notwithstanding anything to the contrary in this summary, no cooperation by Merus, its subsidiaries or their respective representatives will be required to the extent it would: (i) unreasonably disrupt the business of Merus or its subsidiaries, (ii) be reasonably expected to cause any director, officer or employee of Merus or any of its subsidiaries to incur any personal liability, (iii) require Merus or its subsidiaries to pay any commitment or other similar fee or incur prior to the Closing any other expense, cost, liability or obligation in connection with the Financing or any Alternative Financing for which it is not promptly reimbursed or simultaneously indemnified by Genmab pursuant to the Transaction Agreement or otherwise agreed, (iv) require Merus, its subsidiaries or their respective officers, directors or employees to pass resolutions or consents to approve or authorize the Financing or any Alternative Financing or execute or enter into or perform any agreement, certificate, document or other instrument or agree to any change or modification of any existing certificate, document, agreement or instrument, in each case, with respect to the Financing or any Alternative Financing (provided that Merus will, to the extent otherwise required hereby, use reasonable best efforts to (A) cause persons who will continue as officers or directors, as applicable, of Merus or its subsidiaries after the occurrence of the Closing, and who will not be removed or replaced in connection therewith, to pass such resolutions and to execute such documents in each case which are subject to and conditioned upon, and do not become effective until, the occurrence of the Closing, (B) execute and deliver to the Financing Sources the authorization letters required by the Transaction Agreement and (C) execute and deliver any documentation required to be delivered to the Financing Sources pursuant to the Transaction Agreement), (v) obligate Merus or any of its subsidiaries to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would reasonably be expected, in the reasonable judgment of Merus, to result in a violation of applicable law, a violation of any confidentiality obligations, loss of any privilege or disclosure of trade secrets, customer-specific data or competitively sensitive information not otherwise required to be provided under the Transaction Agreement, provided that Merus will use its reasonable best efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by applicable law or such contractual obligation or to the maximum extent that does not result in a loss of such legal privilege, as applicable, (vi) require Merus to waive or amend any terms of the Transaction Agreement, (vii) cause any representation or warranty in the Transaction Agreement to be breached Merus or any of its subsidiaries, (viii) conflict with the organizational documents of Merus or any of its subsidiaries, (ix) reasonably be expected to result in a material violation or material breach of, or a default (with or without notice, lapse of time, or both) under, any material contract to which Merus or any of its subsidiaries is a party, (x) require the delivery of any legal opinion of counsel by Merus or any of its subsidiaries, (xi) require Merus to provide any information for purposes of disclosure that is not contained in its filings with the SEC, so long as such information does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to Merus and its subsidiaries, necessary to make such information in light of the circumstances under which the statements contained or incorporated by reference in Genmab’s offering, information or marketing documents are made, not misleading, or (xii) obligate Merus to provide any Excluded Information (as defined below). Nothing contained in this summary or otherwise will require Merus or any of its subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing or any Alternative Financing.

Genmab will, promptly upon written request by Merus, reimburse Merus for all reasonable and documented out-of-pocket costs and expenses incurred by Merus, any of its subsidiaries or their respective representatives in satisfying its financing cooperation obligations under the Transaction Agreement, but in any case, other than

(i) fees, costs and expenses incurred in connection with the preparation of financial statements to the extent prepared in the ordinary course of financial reporting practice (which practice shall not be able to be changed in an effort to avoid exclusion from reimbursement hereunder), (ii) any ordinary course amounts payable to employees of Merus or its subsidiaries with respect to services provided prior to the Closing, and (iii) any other ordinary course amounts that would have been incurred in connection with the Transactions (regardless of any financing established in connection herewith) incurred by Merus or any of its subsidiaries or any of its or their respective representatives in connection with the cooperation of Merus, its subsidiaries and its and their respective representatives contemplated by the Transaction Agreement. Genmab will reimburse, indemnify and hold harmless Merus and its subsidiaries and their respective representatives from and against any and all losses, claims, damages, liabilities, costs, reasonable attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred by them in connection with the arrangement of the Financing or any Alternative Financing in connection herewith, any action taken by Merus, any of its subsidiaries or any of their respective representatives in connection with satisfying its financing cooperation obligations under the Transaction Agreement, and any information used in connection therewith, except (i) in the event such losses, claims, damages, liabilities, costs, reasonable attorneys’ fees, judgments, fines, penalties and amounts paid in settlement are determined by a final non-appealable judgment of a court of competent jurisdiction to have arisen out of, or resulted from, the gross negligence, bad faith, fraud or willful misconduct of Merus, any of its subsidiaries or any of their respective representatives or (ii) with respect to any material misstatement or omission in information provided in writing hereunder by or on behalf of Merus and its subsidiaries and their respective representatives for use in connection with herewith or the Financing. All material non-public information regarding Merus and its subsidiaries provided to Genmab or its representatives pursuant to the financing cooperation covenant will be kept confidential by them in accordance with the Confidentiality Agreement (as defined below), except that Genmab will be permitted under the Confidentiality Agreement (and Merus hereby acknowledges and agrees that Genmab will be permitted under the Confidentiality Agreement (and the Confidentiality Agreement will be deemed amended hereby to permit Genmab)) to disclose such information, subject to the provisions set forth in the Transaction Agreement, to any Financing Source, prospective Financing Source, or other financial institutions that are or may become parties to the Financing or any Alternative Financing, rating agencies, (and, in each case, to their respective representatives) so long as such persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are otherwise subject to other customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

Notwithstanding anything to the contrary in the Transaction Agreement, Genmab may not terminate the Transaction Agreement pursuant to a Merus Breach Termination (as defined below), as it applies to Merus’ financing cooperation obligations, unless (A) Merus has failed to perform or comply in all material respects with its financing cooperation obligations, (B) Genmab has notified Merus of such failure in writing a reasonably sufficient amount of time prior to the Closing to afford Merus with a reasonable opportunity to cure such failure and (C) such failure has been the direct cause of Genmab’s failure to receive the proceeds of the Financing or any Alternative Financing on or prior to the Closing Date.

For the purposes of the Transaction Agreement:

•

“Bond Marketing Period” means, prior to the Bond Marketing Period Termination Date (i.e., on and after such date the Bond Marketing Period shall not apply), a period of at least fifteen (15) consecutive business days (as used in the Debt Commitment Letters (for purposes of this definition of Bond Marketing Period)) (ending on the earlier of (a) the Bond Marketing Period Termination Date and (b) the business day no later than the business day immediately prior to the Closing Date) beginning on the first day after the date hereof on which Merus shall have delivered to Genmab all Required Information, and throughout which all such Required Information remains Compliant through the end of the Bond Marketing Period; provided that (i) the Bond Marketing Period shall be deemed not to have commenced earlier than November 1, 2025, (ii) the days from November 26, 2025 through

November 28, 2025 shall not be included when counting such fifteen (15) consecutive business day period (and the period need not be consecutive to the extent it would have otherwise included any of those days), and (iii) if such period has not ended on or prior to December 19, 2025, then it will be deemed to not have commenced prior to January 5, 2026; provided, that, the Bond Marketing Period shall end and been deemed fully satisfied on the earlier of (1) the Bond Marketing Period Termination Date and (2) any earlier date prior to the expiration of the fifteen (15) consecutive business day period described above if Genmab’s committed debt financing in connection with the Transactions is closed on such earlier date (including closing into escrow). If at any time Merus shall in good faith believe that it has provided the Required Information, it may deliver to Genmab a written notice to that effect (stating when it believes it completed such delivery), in which case, the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of delivery of such notice, unless Genmab in good faith reasonably believes Merus has not completed the delivery of the Required Information on such date and, within two (2) business days after the date of delivery of such notice, delivers a written notice to Merus to that effect (stating with specificity which Required Information Merus has not delivered) and, following delivery of such Required Information specified in such notice, the Bond Marketing Period will commence so long as all other conditions and requirements for the Bond Marketing Period to commence are satisfied; provided, that such written notice from Genmab to Merus will not prejudice Merus’ right to assert that the Required Information was, in fact, delivered and is Compliant. For the avoidance of doubt, to the extent the Bond Marketing Period has been satisfied assuming the Closing Date were to occur at the end of such Bond Marketing Period, there shall be no requirement for any subsequent Bond Marketing Period (i.e., by way of example, if the Bond Marketing Period has commenced and been completed upon delivery of the Merus Q3 Financial Statements (as defined below), then no subsequent Bond Marketing Period shall be required);

•

“Bond Marketing Period Termination Date” means January 23, 2026 (the “Initial Bond Marketing Period Termination Date”); provided, that, if (a) (i) the Bond Marketing Period has not been completed prior to the Initial Bond Marketing Period Termination Date or (ii) the conditions to trigger the 10-Q Expiration Time Extension have been met, and (b) either (1) the EGM has not been held by the Initial Bond Marketing Period Termination Date or (2) the Antitrust Approvals (as defined in the Transaction Agreement) have not been received prior to the Initial Bond Marketing Period Termination Date, then such Bond Marketing Period Termination Date shall be extended to March 31, 2026;

•

“Compliant” means, with respect to the Required Information that (a) Merus shall not have announced any intention to restate any historical financial statements contained in the Required Financial Information or that any such restatement is under consideration, (b) Merus’ auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information, and (c) the consolidated financial statements contained in the Required Financial Information are sufficient for Merus’ independent accounting firm to deliver a customary accountants’ comfort letter under AU Section 634 (including customary negative assurance) with respect to financial information regarding Merus and its subsidiaries contained in any offering memoranda;

•

“Excluded Information” means any (a) pro forma financial statements, (b) description of all or any portion of the Financing, including such descriptions to be included in liquidity and capital resources disclosure and any “description of notes”, and other information customarily provided by a lead arranger, underwriter or initial purchaser or their counsel in a customary information memorandum or offering memorandum for a bank financing or debt securities, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (c) risk factors relating to all or any component of the Financing, (d) any description of post-Closing capital structure, including descriptions of indebtedness or equity of Genmab or any of its affiliates (including Merus and its subsidiaries on or after the Closing Date), (e) any information regarding any post-Closing or pro forma cost savings, synergies or other pro forma adjustments or any pro forma or projected information, (f) financial statements or other information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, information regarding executive compensation and related party disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act, (g) “segment” financial information, (h) information required by Item 601 of Regulation S-K and XBRL exhibits and (i) any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act;

•

“Required Financial Information” means (a) an audited consolidated balance sheet and the related audited consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity of Merus for (i) the fiscal years ending December 31, 2023 and December 31, 2024 (each of which Genmab hereby acknowledges receiving) and (ii) each subsequent fiscal year ending at least sixty (60) calendar days prior to the Closing, in each case setting forth in comparative form, as applicable, the figures for the previous fiscal year and accompanied by an unqualified opinion of Merus’ and its subsidiaries’ independent public accounting firm (which Genmab hereby acknowledges receiving for the fiscal years ending December 31, 2023 and December 31, 2024) and (b) an unaudited condensed consolidated balance sheet and the related unaudited condensed consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity of Merus as of and for (i) the fiscal quarters ended March 31, 2025 and June 30, 2025 and (ii) each subsequent interim period ending at least forty (40) calendar days prior to the Closing and, in each case, for the corresponding period in the prior fiscal year (which shall be subject to SAS 100 review); provided that the filing by Merus with the SEC of the financial statements required in its Annual Report on Form 10-K or its Quarterly Report on Form 10-Q, as applicable, will be deemed to satisfy the requirements in the foregoing clauses (a) and (b) with respect to Merus and its subsidiaries. No Required Financial Information shall be required to be provided after the date on which the committed debt financing or any alternative committed debt financing has been consummated in full (including if the proceeds of the committed debt financing or any alternative committed debt financing are placed into escrow upon consummation); and

•

“Required Information” means (a) the unaudited condensed consolidated balance sheet and the related unaudited condensed consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity of Merus as of and for the fiscal quarter and nine (9) months ended September 30, 2025 setting forth in comparative form, as applicable, the figures for the previous interim period (the “Merus Q3 Financial Statements”) and (b) if the proviso in the definition of Bond Marketing Period Termination Date applies such that the Bond Marketing Period Termination Date would extend through March 31, 2026, then Required Information shall include the audited consolidated balance sheet and the related audited consolidated statements of operations and comprehensive loss, cash flows and shareholders equity of Merus for the fiscal year ended December 31, 2025 setting forth in comparative form, as applicable, the figures for the previous fiscal year and accompanied by an unqualified opinion of Merus’ and its subsidiaries’ independent public accounting firm; provided that the filing by Merus with the SEC of the financial statements required in its Quarterly Report on Form 10-Q or its Annual Report on Form 10-K, as applicable, will be deemed to satisfy the requirements in this definition.

Regulatory Filings

Genmab and Merus have agreed to cooperate with each other and use their respective reasonable best efforts to take or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate the Transactions, including (i) no later than the twentieth (20th) business day following the date of the Transaction Agreement, making or causing to be made all filings and submissions required to be made by Genmab, Merus or any of their affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act,” and such filing deadline, the “HSR Filing Deadline”), provided, however, that if the HSR Filing Deadline falls on a day on which the Premerger Notification Office of the U.S. Federal Trade Commission or the Antitrust Division of the Department of Justice (collectively, the “PNO”) is not accepting filings under the HSR Act, the HSR Filing Deadline will be extended to the business day after the PNO begins accepting such filings again, if such day is not earlier than the original HSR Filing Deadline (unless otherwise agreed in writing by the parties), (ii) no later than the thirtieth (30th) business day following the date of the Transaction Agreement, making or causing to be made all filings and submissions, with prenotification where appropriate, required to be made by any party or any of its affiliates under any other applicable antitrust law or any foreign investment law, as applicable, or other laws for the consummation of the Transactions (the “Regulatory Filings”), and (iii) supplying any additional information that reasonably may be required or requested by the applicable governmental authorities. The parties will cooperate in good faith with the applicable governmental authorities in connection with the Regulatory Filings and submissions and will, as promptly as reasonably practicable, comply with any requests for information, including, if applicable, requests for the production of documents and the production of witnesses for interviews or depositions, by any governmental authorities.

Each of Genmab and Merus will diligently assist and cooperate with each other in preparing and filing all documents required or reasonably deemed advisable by Genmab to be submitted by any of them or their affiliates to any governmental authorities in connection with the Transactions and in obtaining any governmental authority waiting period expirations or terminations, consents, waivers, authorizations, clearances or approvals which may be required to be obtained by Genmab, Merus or any of their affiliates in connection with the Transactions (which assistance and cooperation will include timely furnishing to the requesting party all information that such party or its counsel reasonably determines is required to be included in such documents or would be helpful in obtaining such required waiting period expiration or termination, consent, waiver, authorization, clearance or approval). Subject to Genmab consulting with and considering in good faith all views and comments of Merus, Genmab will have the right to (i) direct, devise and implement the strategy for (A) obtaining or seeking any permits, clearances, approvals or expiration or, if applicable, terminations of waiting periods, under the HSR Act, any other antitrust law, foreign investment law, or other laws applicable to any party or its affiliates and, in each case, required for the consummation of the Transactions and (B) responding to any request from, or inquiry or investigation by (including directing the nature and substance of all such responses), and leading all meetings and communications (including any negotiations) with, any governmental authority in connection with the Regulatory Filings and (ii) control the defense and settlement of any investigation or action relating to the Transactions that is brought by or before any governmental authority in connection with the Regulatory Filings.

Each of Genmab, Merus and Purchaser will promptly inform the other parties of any oral communication with, and provide copies of written communications with, any governmental authority regarding any regulatory filing or any such transaction and, subject to applicable law, will have the right to review in advance, and to the extent practicable, each will consult the other on any filing made with, or other material communications submitted to, any governmental authority in connection with the Transactions. Subject to the Transaction Agreement and applicable laws relating to the exchange of information, each party will, to the extent practicable, give the other parties reasonable advance notice of all material communications with any governmental authority and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and each party will make reasonable efforts to afford the other parties the opportunity to attend or participate in material conferences, meetings and telephone or other communications between the other parties and governmental authority concerning the Transactions, unless prohibited by such governmental authority. Materials required to be provided pursuant to this paragraph may be redacted (a) to remove references concerning the valuation of Merus, (b) as necessary to comply with contractual arrangements in existence as of the date of the Transaction Agreement, (c) as necessary to address attorney-client or other privilege concerns and (d) to remove material that is unrelated to the Transactions. Each of Genmab, Purchaser and Merus, as each reasonably deems advisable, will be entitled to designate any competitively sensitive material provided to the other parties under the Transaction Agreement as “Antitrust/FDI Counsel Only Material.” Such materials and the information contained therein will be given only to the outside antitrust and foreign direct investment counsel of the recipient and, unless explicitly excluded, in-house counsel of the recipient approved by the providing party and will not be disclosed by such outside counsel or approved in-house counsel to other representatives of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel.

Each of Genmab and Merus will use their respective reasonable best efforts to defend through litigation or other legal proceedings, whether judicial or administrative, on the merits any claim challenging or seeking to restrain, prohibit, or place conditions on the consummation of the Transactions under the HSR Act, any applicable antitrust law or any applicable foreign investment law asserted in court or any administrative or other tribunal by any third party, including any governmental authority of competent jurisdiction, in order to avoid the entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring.

Genmab and any affiliate of Genmab (including Purchaser) is not required to, and Merus will not, without the prior written consent of Genmab, agree to: (i) sell, divest or otherwise convey particular assets, categories, portions or parts of assets or businesses of Genmab or any of its affiliates, (ii) sell, divest or otherwise convey any particular asset, category, portion or part of an asset or business of the Merus Group contemporaneously with or subsequent to the Closing, (iii) permit the Merus Group to sell, divest or otherwise convey any of the particular assets, categories, portions or parts of assets or businesses of the Merus Group prior to the Closing, or (iv) license, hold separate or enter into similar arrangements with respect to their respective assets or the assets of the Merus Group or conduct of business arrangements or terminate any existing relationships or contractual rights and obligations as a condition to obtaining the Antitrust Approvals. To the extent that Genmab agrees to take, or consents to Merus taking, any of the foregoing actions, Merus is not required to take or commit to take any such action, or agree to any such arrangement, unless such action or arrangement is conditioned upon the Closing.

During the Pre-Closing Period, none of Genmab, Purchaser or any of their controlled affiliates will acquire or agree to acquire any rights, business, person or division thereof (by way of license, merger, consolidation, share exchange, investment or other business combination, asset, stock or equity purchase or otherwise) or enter into or agree to enter into any joint venture, collaboration or other similar arrangement, in each case that would reasonably be expected to prevent, materially delay or materially impair the parties’ ability to obtain the approval of any governmental authority under any applicable antitrust law (including the HSR Act) or foreign investment law or the expiration or termination of any applicable waiting period with respect to the Transactions.

Employee Benefits

For a period beginning on the date of the Closing and ending on the first anniversary of such date, each employee of Merus or its subsidiaries as of immediately prior to the Closing who remains employed by Genmab or any of its subsidiaries immediately following the Closing (each, a “Continuing Employee”) will receive from Genmab (or its applicable subsidiary) (i) a base salary or regularly hourly wage rate, as applicable, that is no less than the base salary or base wage rate provided to such Continuing Employee immediately prior to the Closing, (ii) a target annual cash incentive opportunity (excluding retention and change in control bonuses) that is not less than the target annual cash incentive opportunity provided to such Continuing Employee immediately prior to the Closing and (iii) employee benefits (excluding equity or equity-based compensation, severance, retention, change in control, employee stock purchase benefits, defined benefit pension benefits and retiree health and welfare benefits) that are in the aggregate substantially comparable to the greater of (x) those received by such Continuing Employee from Merus or any of its subsidiaries immediately prior to the Closing or (y) those provided by Genmab or its subsidiaries to similarly situated employees of Genmab or its subsidiaries.

Genmab will, or will cause its subsidiaries (as applicable) to, use commercially reasonable efforts to cause Continuing Employees to receive service credit for purposes of eligibility to participate, vesting and entitlement to (or level of) benefits where length of service is relevant, but excluding benefit accruals under any defined benefit pension plan, under any employee benefit plan, program or arrangement, in each case, established or maintained by Genmab or its subsidiaries under which each Continuing Employee may be eligible to participate on or after the Closing to the same extent recognized by Merus or any of its subsidiaries under comparable employee benefit plans immediately prior to the Closing to the extent that there is no duplication of benefits.

In addition, Genmab will waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the extent such conditions are covered immediately prior to the Closing under the applicable plans of Merus and to the same extent such limitations are waived under any comparable plan of Genmab or its subsidiaries and use commercially reasonable efforts to recognize, for purposes of the annual deductible and out-of-pocket limits under its medical and dental plans, the deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Closing occurs.

With respect to each Continuing Employee who, as of immediately prior to the Closing, is eligible to receive a 2025 annual bonus and provided such Continuing Employee’s employment does not terminate following the Closing either by Genmab or one of its subsidiaries for “cause” (as defined in Merus’ equity incentive plan) or due to such Continuing Employee’s voluntary resignation, Genmab will (or will cause one of its affiliates to), to the extent not paid prior to the Closing, pay such Continuing Employee a 2025 annual bonus no later than February 2, 2026 in an amount based on actual performance and consistent with amounts accrued with respect to the 2025 annual bonus.

Employee Clearance

Pursuant to the Transaction Agreement, Merus has initiated the consultation procedure with the relevant works council (ondernemingsraad) of Merus (the “Merus Works Council”), and Genmab has caused Genmab B.V. (“Genmab B.V.”), an indirect wholly owned subsidiary of Genmab incorporated under the laws of The Netherlands as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), to initiate the consultation procedure with the relevant works council (ondernemingsraad) of Genmab B.V. (the “Genmab Works Council,” and together with the Merus Works Council, the “Works Councils,” each a “Works Council”), with respect to the Employee Consultation Transactions (as defined below) by submitting a request for advice to the respective Works Councils, all in accordance with the Dutch Works Council Act (Wet op de ondernemingsraden) (the “WCA”), requesting each Works Council to render its advice within one (1) month.

The “Employee Clearance Condition” requires that one of the following events has occurred as of the scheduled Expiration Time in respect of each of the Merus Works Council and the Genmab Works Council:

1.

the Works Council renders an unconditional positive advice allowing the relevant Employee Consultation Transactions (as defined below) (which shall be deemed to include an unconditional neutral advice allowing the relevant Employee Consultation Transactions);

2.

the Works Council renders an advice with conditions reasonably acceptable to, (i) with respect to the Merus Works Council, Merus and Genmab, and (ii) with respect to the Genmab Works Council, Merus, Genmab B.V. and Genmab;

3.	the Works Council confirms in writing that it has unconditionally and irrevocably waived its right to render advice; or

4.

the Works Council renders a negative advice (which shall also include (a) an advice with conditions not reasonably acceptable to, (i) with respect to the Merus Works Council, Merus and Genmab, and (ii) with respect to the Genmab Works Council, Merus, Genmab B.V. and Genmab, and (b) a failure by the Works Council to render its advice within a reasonable period of time after a request for advice was submitted to it), provided that (1) the Works Council has unconditionally and irrevocably waived the applicable waiting period as set out in article 25 paragraph 6 of the WCA) of its right to initiate the legal proceedings as set out in article 26 of the WCA in writing, (2) the applicable one (1) month waiting period pursuant to article 25 paragraph 6 of the WCA has expired without the Works Council having initiated legal proceedings pursuant to article 26 of the WCA, or (3) following the initiation of legal proceedings by the Works Council pursuant to article 26 of the WCA, (x) the Enterprise Court has rejected the Works Council’s claims to the effect that no measures obstructing the consummation of the relevant Employee Consultation Transactions are imposed and such rejection has immediate effect (uitvoerbaar bij voorrraad) or (y) such legal proceedings have been concluded otherwise in a manner that does not prohibit the consummation of the relevant Employee Consultation Transactions.

For the purposes of the Transaction Agreement, “Employee Consultation Transaction” means, collectively (and each, an “Employee Consultation Transaction”), (a) as the Merus Works Council is concerned, (i) the intended Transactions, including the Back-End Transactions (in the case of implementation of the Back-End Merger and the Back-End Cancellation), (ii) the post-Closing composition of the Merus Board as contemplated by the Transaction Agreement (and as described in Section 12—“The Transaction Agreements—The Transaction Agreement—Extraordinary General Meeting Resolutions to Be Adopted”) and (iii) (certain elements of) Genmab’s and Purchaser’s financing arrangements relating to the Transactions, including the provision of related guarantees and security by the Merus Group, to the extent Merus or other members of the Merus Group are intended to be a party thereto, and (b) as the Genmab Works Council is concerned, (1) obtaining control of Merus, and (2) (certain elements of) Genmab’s and Purchaser’s financing arrangements relating to the Transactions, including the provision of related guarantees and security by Genmab B.V.

Compensation Arrangements

Prior to the Acceptance Time, Merus (acting through the Merus Board) will take all steps that may be required to cause each employment compensation, severance or other employee benefit arrangement that has been or after the date of the Transaction Agreement will be entered into by Merus with any current or former Merus service provider to fall within the safe harbor provisions of Rule 14d-10(d) under the Exchange Act. Promptly after Genmab or any of its affiliates enter. Promptly after Genmab or any of its affiliates entering into any such arrangement with any current or future Merus service provider, Genmab will provide to Merus all information concerning such arrangements as may reasonably be needed by Merus to comply with the terms of the Transaction Agreement.

Directors’ and Officers’ Indemnification and Insurance

From and after the Closing Date, Purchaser will, and Genmab will cause Purchaser to, to the fullest extent permitted under applicable law, honor and fulfill (and cause to be honored and fulfilled) in all respects the obligations of Merus (or, following the date on which the Back-End Merger becomes effective, being the day after the date that the deed of merger to effect the Back-End Merger is executed (in each case determined by reference to CET)), New TopCo) and Merus’ subsidiaries under any and all indemnification agreements between Merus or any subsidiary of Merus, on the one hand, and any of their respective present or former directors and officers, on the other hand (collectively, the “Indemnified Parties”, and such agreements, the “Indemnification Agreements”). In addition, Genmab and Purchaser agree that all rights to indemnification, advances and exculpation from liabilities for acts or omissions occurring at or prior to the Closing and, for the independent directors, for acts or omissions occurring at or prior to the date of their resignation contemplated by the Transaction Agreement, in favor of the Indemnified Parties as provided in the organizational documents of Merus or any subsidiary of Merus and the Indemnification Agreements will survive the Closing and the Back-End Transactions, will continue in full force and effect in accordance with their terms, and may not be amended, repealed or modified in a manner less advantageous to the Indemnified Parties for a period of six (6) years following the Closing Date.

For six (6) years after the Closing Date, Purchaser will, and Genmab will cause Purchaser to, to the fullest extent permitted under applicable law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any action (whether arising before or after the Closing), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as a director or officer of Merus or any of its subsidiaries, occurring on or before the Closing, or for the independent directors resigning pursuant to the Transaction Agreement, for acts or omissions occurring at or prior to the date of their resignation contemplated by the Transaction Agreement, and to the fullest extent permitted by law, Purchaser will, and Genmab will cause Purchaser to, pay all expenses of each Indemnified Party in advance of the final disposition of any such action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable law that such Indemnified Party is not entitled to indemnification or exculpation. In the event of any such action, (i) subject to the undertaking described in the previous sentence, Purchaser will, and Genmab will cause Purchaser to, pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel will be reasonably satisfactory to Purchaser, promptly after statements therefor are received, (ii) neither Genmab nor Purchaser will settle, compromise or consent to the entry of any judgment in any pending or threatened action to which an Indemnified Party is a party (and in respect of which indemnification or exculpation could be sought by such Indemnified Party under the Transaction Agreement), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action or such Indemnified Party otherwise consents and (iii) Genmab and Purchaser will cooperate in the defense of any such matter; provided that neither Genmab nor Purchaser will be liable for any settlement effected without their prior written consent (which consent will not be unreasonably withheld, conditioned or delayed); and provided further that, in the event that any claim for indemnification or exculpation is asserted or made within such six-year period, all rights of each Indemnified Party under the Transaction Agreement in respect of such claim will continue until such claim is fully and finally resolved. The rights of each Indemnified Party under the indemnification provisions of the Transaction Agreement will be in addition to any rights such person may have under the organizational documents of Merus or any of Merus’ subsidiaries, or under any law or under any Indemnification Agreement. To the maximum extent permitted by applicable law, such indemnification and exculpation will be mandatory rather than permissive.

Prior to the Closing, Genmab will either (i) obtain and prepay or cause to be obtained and prepaid, effective as of the Closing, and will maintain, or cause to be maintained, as of the Closing in full force and effect (with the obligations thereunder to be honored) “tail” insurance policies (which policies by their express terms will survive the Closing) with Merus’ current insurance carrier or with an insurance carrier with the same or better credit rating as Merus’ current directors’ and officers’ liability insurance carrier with a claims period of at least six years from the Closing with respect to directors’ and officers’ liability insurance that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles, amounts and scope at least as favorable as Merus’ existing policies for claims arising from facts or events that occurred on or prior to the Closing or (ii) maintain in effect for six (6) years from the Closing, if available, the current directors’ and officers’ liability insurance policies maintained by Merus; provided that Genmab may substitute therefor policies with Merus’ current insurance carrier or with an insurance carrier with the same or better credit rating as Merus’ current directors’ and officers’ liability insurance carrier of at least the same coverage containing terms and conditions, including coverage, retentions, limits of liability, deductibles and amounts, that are substantially similar and at least as favorable as Merus’ existing policies with respect to matters occurring prior to the Closing; provided further, that in no event will Genmab be required to expend more than an amount per year equal to three hundred percent (300%) of current annual premiums paid by Merus for such insurance (the “Insurance Cap”) and (iii) in the event of an expiration, termination or cancellation of any policy, Genmab will be required to obtain a replacement policy substantially equivalent to such expired, terminated or cancelled policy, subject to the Insurance Cap.

If Purchaser or any of its successors or assigns (i) consolidates or amalgamates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation or merger or (ii) liquidates, dissolves, winds up, or transfers all or substantially all of its properties and assets to any person, then, and in each such case, Genmab will take such action as may be necessary so that the successors and assigns of Purchaser, as the case may be, will succeed to and assume the foregoing indemnification and insurance obligations.

The provisions discussed above will survive the Closing and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and their successors, assigns and heirs (each of whom will be third party beneficiaries of the provisions discussed above) and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Unless required by applicable law, these provisions may not be amended, altered or repealed after the Closing in such a manner as to adversely affect the rights of any Indemnified Parties or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Parties.

Transaction Litigation

Merus will control any action brought by its shareholders or other persons against Merus or any of its directors, officers or representatives arising out of or relating to the Transaction Agreement or the Transactions. Merus will (subject to the preservation of the attorney-client or other applicable privilege, protection under the work product doctrine or other doctrine and protection of confidential information and except if the Merus Board has made an Adverse Recommendation Change) (a) give Genmab reasonable opportunity to participate in (but not control) the defense (at Genmab’s sole cost and subject to a joint defense agreement) of such action, and (b) give Genmab the right to (i) review and comment on all material filings or responses to be made by Merus in connection with any such action and will in good faith take such comments into account and (ii) consult on the settlement with respect to such action; provided that no such settlement will be agreed to without Genmab’s prior written consent (which will not be unreasonably withheld, conditioned or delayed). Merus will promptly notify Genmab of any such action and will keep Genmab reasonably and promptly informed with respect to the status thereof.

Conditions to the Closing of the Offer

Notwithstanding any other provision of the Transaction Agreement or the Offer and in addition to (and not in limitation of) Genmab’s and Purchaser’s right and obligation to extend, terminate, amend or modify the Offer pursuant to the provisions of the Transaction Agreement, subject to any applicable rules and regulations of the SEC, neither Genmab nor Purchaser will be required to accept for payment or pay for any Common Share validly tendered and not properly withdrawn pursuant to the Offer unless, as of the scheduled Expiration Time, each of the following Offer Conditions has been satisfied or waived (to the extent such waiver is permitted by applicable law and the terms of the Transaction Agreement) in accordance with the Transaction Agreement:

(a)	the Minimum Condition (including as the threshold therein may be reduced in accordance with its terms);

(b)	the Legal Restraint Condition;

(c)	the Antitrust Approvals Condition;

(d)

each of the representations and warranties of Merus in the Transaction Agreement are, as of the date of the Transaction Agreement and as of the Expiration Time (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties were and are so true and correct as of such specified date), either, as applicable, (i) true and correct in all respects, (ii) true and correct in all respects, except for de minimis deviations, (iii) true and correct in all material respects or (iv) true and correct except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications set forth therein relating to “materiality”, “Company Material Adverse Effect” or other qualifications based on the word “material” or similar phrases) would not have a Company Material Adverse Effect (the “Representations and Warranties Condition”);

(e)

Merus performed or complied in all material respects with each of the agreements, covenants and obligations required by the Transaction Agreement to be performed or complied with by it at or prior to the Expiration Time (the “Compliance with Covenants Condition”);

(f)	the Material Adverse Effect Condition;

(g)	the resignations of the members of the Merus Board as contemplated by the Transaction Agreement shall have been obtained (the “Resignations Condition”);

(h)	the Governance Resolutions Condition;

(i)	the Employee Clearance Condition;

(j)

Merus delivered to Genmab a certificate signed by an executive officer of Merus, dated as of the Expiration Time, certifying that the Offer Conditions specified in items (d), (e), (f) and (h) above have been satisfied (the “Compliance Certificate Condition”);

(k)	the Marketing Period Condition; and

(l)	the Transaction Agreement has not been terminated in accordance with its terms (the “Termination Condition”).

The foregoing Offer Conditions are for the sole benefit of Genmab and Purchaser (except for the Minimum Condition and the Termination Condition) and may be asserted by Genmab or Purchaser regardless of the circumstances giving rise to any such conditions and, other than the Minimum Condition and Termination Condition, may be waived (to the extent such waiver is not prohibited under the Transaction Agreement or by applicable law) by Genmab or Purchaser in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Transaction Agreement. The foregoing Offer Conditions shall be in addition to, and not a limitation of, the rights and obligations of Genmab or Purchaser to extend, terminate, amend or modify the Offer in accordance with the terms and conditions of the Transaction Agreement and the applicable rules and regulations of the SEC. The failure by Genmab or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In addition, each of the foregoing Offer Conditions is independent of any of the other foregoing Offer Conditions; the exclusion of any event from a particular Offer Condition does not mean that such event may not be included in another Offer Condition. However, Purchaser will not, and Genmab will cause Purchaser not to (without the prior written consent of Merus in its sole discretion): (i) waive or amend the Minimum Condition (except to the extent contemplated under the Transaction Agreement); (ii) change the Legal Restraint Condition, Antitrust Approvals Condition or the Marketing Period Condition; (iii) decrease the Offer Consideration; (iv) change the form of consideration to be paid in the Offer; (v) decrease the number of Common Shares sought to be purchased in the Offer; (vi) extend or otherwise change the Expiration Time (except as expressly provided in the Transaction Agreement); or (vii) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of Common Shares or that would prevent or materially delay the ability of Genmab or Purchaser to consummate any of the Transactions.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time by action taken or authorized by the board of directors of the terminating party or parties, notwithstanding any prior adoption by the EGM (or, if applicable, the Subsequent EGM) of the Back-End Transactions Resolutions, as follows (the date of any such termination, the “Termination Date”):

•	by mutual written consent of Genmab and Merus;

•	by either Genmab or Merus, if:

(A)	if the Acceptance Time has not occurred on or before April 29, 2026 (as it may be extended pursuant to the terms and conditions set forth in the Transaction Agreement, the “Outside Date”);

provided that (i) if on the then-scheduled Outside Date, the Legal Restraint Condition (where the failure of the Legal Restraint Condition to be satisfied is a result of any law or order arising under any antitrust law (including the HSR Act)) or the Antitrust Approvals Condition have not been satisfied, but all other Offer Conditions have been satisfied or validly waived (except for those conditions that by their terms must be satisfied at the Closing; provided that such conditions would have been so satisfied if the Closing would have occurred on the date of termination), then the Outside Date will be automatically extended for a period of ninety (90) days, (ii) if on such date as extended pursuant to the foregoing clause (i), the Legal Restraint Condition (where the failure of the Legal Restraint Condition to be satisfied is a result of any law or order arising under any antitrust law (including the HSR Act)) or the Antitrust Approvals Condition have not been satisfied, but all other Offer Conditions have been satisfied or validly waived (except for those conditions that by their terms must be satisfied at the Closing; provided that such conditions would have been so satisfied if the Closing would have occurred on the date of termination), then the Outside Date will be automatically extended for an additional period of sixty (60) days; provided that the right to terminate the Transaction Agreement pursuant to the foregoing will not be available to a party if such party (which shall include, in the case of Genmab, both Genmab and Purchaser) does not fulfill any agreements and covenants under the Transaction Agreement and such failure has been the principal cause of, or resulted in, the failure of the Acceptance Time to occur on or before the Outside Date (such termination an “Outside Date Termination”);

(B)

the Legal Restraint Condition is not satisfied and the Legal Restraint (as defined below) giving rise to such non-satisfaction has become final, permanent and non-appealable; provided that the party (which shall include, in the case of Genmab, both Genmab and Purchaser) seeking to terminate the Transaction Agreement pursuant to the foregoing has fulfilled all of its regulatory efforts obligations under the Transaction Agreement prior to asserting the right to terminate arising pursuant to the foregoing (such termination, a “Legal Restraint Termination”); or

(C)

the Offer (as it may have been extended or re-extended in accordance with the terms of the Transaction Agreement) has expired in accordance with its terms without all of the Offer Conditions having been satisfied or waived (to the extent permitted under applicable law and the Transaction Agreement) and has not been extended by Purchaser without Purchaser having accepted for purchase any Common Shares validly tendered (and not withdrawn) pursuant to the Offer; provided that the right to terminate the Transaction Agreement pursuant to the foregoing will not be available to a party if such party (which shall include, in the case of Genmab, both Genmab and Purchaser) is in breach of, or has breached, the Transaction Agreement where such breach proximately caused the Offer to expire without all of the Offer Conditions having been satisfied; provided further that the right to terminate the Transaction Agreement pursuant to the foregoing will not be available to Genmab if Purchaser does not extend the Offer in circumstances where Purchaser is required to extend the Offer under the Transaction Agreement (such termination, an “Offer Expiration Termination”);

•	by Genmab:

(A)

if both the EGM and a Subsequent EGM have been held and been concluded and (i) the Governance Resolutions have not been adopted or (ii) the Back-End Transactions Resolutions have not been adopted, in each case at the EGM or Subsequent EGM (or any adjournment or postponement thereof) at which a vote on such approval was taken (such termination, a “No-Vote Termination”);

(B)	if the Merus Board shall have effected an Adverse Recommendation Change; or

(C)

if, prior to the purchase of any Common Shares pursuant to the Offer, Merus has breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in the Transaction Agreement, which breach or failure to perform (i) would result in any Offer Condition not being satisfied and (ii) by its nature is not capable of being or has not been cured by

Merus by the earlier of (A) the second (2nd) business day immediately prior to the Outside Date (as it may be extended pursuant to the terms of the Transaction Agreement) and (B) the date that is thirty (30) days following receipt by Merus of written notice from Genmab or Purchaser of such breach or failure to perform or, if such breach or failure to perform is capable of being cured within such period, it has not been cured within such period; provided that Genmab will not have the right to terminate the Transaction Agreement pursuant to the foregoing if Genmab or Purchaser is then in breach of any of their respective representations, warranties, covenants or agreements under the Transaction Agreement such that Merus has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate the Transaction Agreement pursuant to the terms thereof (such termination, a “Merus Breach Termination”); or

•	by Merus:

(A)

if the Merus Board determines to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with the terms of the Transaction Agreement; provided that (i) Merus has complied with its non-solicitation obligations under the Transaction Agreement and (ii) prior to or concurrently with, and as a condition to the effectiveness of such termination, Merus pays to Genmab the Merus Termination Fee (as defined below) (such termination, a “Superior Proposal Termination”);

(B)

if Genmab or Purchaser has breached any of its representations or warranties, or Genmab or Purchaser failed to perform any of its covenants or agreements set forth in the Transaction Agreement, which breach or failure to perform (i) would result in any Offer Condition not being satisfied and (ii) is not capable of being cured or has not been cured by Genmab or Purchaser (as applicable) by the earlier of (A) the second (2nd) business day immediately prior to the Outside Date (as it may be extended pursuant to the terms of the Transaction Agreement) and (B) the date that is thirty (30) days following receipt by Genmab or Purchaser of written notice from Merus of such breach or failure to perform or, if such breach or failure to perform is capable of being cured within such period, it has not been cured within such period; provided that Merus will not have the right to terminate the Transaction Agreement pursuant to the foregoing if Merus is then in breach of any of its representations, warranties, covenants or agreements hereunder such that Genmab has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate the Transaction Agreement pursuant to the terms thereof (such termination, a “Genmab Breach Termination”); or

(C)

if (i) Purchaser fails to commence the Offer when required pursuant to the terms of the Transaction Agreement or (ii) Purchaser fails to accept for purchase, and pay for (or cause to be paid for) all Common Shares validly tendered and not properly withdrawn pursuant to the Offer when required pursuant to the terms of the Transaction Agreement; provided that Merus will not have the right to terminate the Transaction Agreement pursuant to the foregoing clause (i) if Merus has breached any of its covenants or agreements set forth in the Transaction Agreement in any manner that has been the principal cause of, or principally resulted in, the failure of the Offer to commence when required pursuant to the terms of the Transaction Agreement.

Effect of Termination. If the Transaction Agreement is validly terminated in accordance with its terms, written notice of such termination will be given to the non-terminating party or parties specifying with particularity the reason for such valid termination. Subject to certain specified exceptions, in the event of a valid termination of the Transaction Agreement pursuant to its terms, the Transaction Agreement will immediately become void and of no effect, without any liability on the part of any party to the Transaction Agreement. Certain provisions of the Transaction Agreement, including provisions limiting the representations and warranties of the parties, restricting public disclosure of the Transactions and governing termination of the Transaction Agreement (and certain other miscellaneous provisions) will survive termination of the Transaction Agreement. In addition, no party to the Transaction Agreement will be relieved of any liability for damages resulting from such party’s fraud or willful breach of the Transaction Agreement prior to such termination. Termination of the Transaction

Agreement will not affect the existing confidentiality agreement between Genmab and Merus, which will continue in accordance with its terms.

Termination Payments.

Merus has agreed to pay Genmab $240 million (the “Merus Termination Fee”), if:

•	Merus terminates the Transaction Agreement pursuant to a Superior Proposal Termination;

•	Genmab terminates the Transaction Agreement due to an Adverse Recommendation Change; or

•	the following occurs:

(A)

the Transaction Agreement is validly terminated by (i) Genmab or Merus pursuant to an Outside Date Termination or an Offer Expiration Termination or (ii) by Genmab pursuant to a No-Vote Termination or a Merus Breach Termination;

(B)

at or prior to the Termination Date, an Acquisition Proposal has been publicly announced, disclosed or otherwise made public and, in either case, has not been withdrawn or otherwise abandoned at least five (5) business days prior to the Expiration Time;

(C)

the Minimum Condition has not been satisfied as of the final Expiration Time of the Offer (provided, solely with respect to a valid termination by Genmab or Merus pursuant to an Outside Date Termination or an Offer Expiration Termination, that the Legal Restraint Condition and the Antitrust Approvals Condition have been satisfied); and

(D)

within twelve (12) months of the Termination Date Merus or any Merus subsidiary enters into, or submits to Merus Shareholders for approval, an agreement with respect to an Acquisition Proposal or consummates a transaction specified in the definition of “Acquisition Proposal” (except that references to “twenty percent(20%)” in the definition thereof shall be deemed for purposes of this clause (D) to be references to “fifty percent (50%)”).

Genmab has agreed to pay Merus $416 million (the “Genmab Termination Fee”) if the Transaction Agreement is validly terminated by (i) Genmab or Merus pursuant to an Outside Date Termination or (ii) by Genmab or Merus pursuant to a Legal Restraint Termination (if the law or order giving rise to such termination right relates to an antitrust law) and, in each case, at the time of such valid termination (A) the Legal Restraint Condition (if the law or order giving rise to such condition not having been satisfied relates to an antitrust law) or the Antitrust Approvals Condition has not have been satisfied or waived (to the extent permitted by applicable law); and (B) (all other Offer Conditions have been satisfied (other than those Offer Conditions that by their terms are to be satisfied at the Closing; provided that such Offer Conditions would have been capable of being satisfied if the Closing were to occur on such Termination Date).

Governing Law; Jurisdiction

The Transaction Agreement, and any action arising out of or relating to the Transaction Agreement, will be governed by and construed in accordance with the laws of the State of Delaware, without regard to choice or conflict of law principles thereof, except to the extent that the provisions of the laws of The Netherlands are mandatorily applicable to the Transactions or to the fiduciary duties of the Merus Board, in which case such mandatorily applicable provisions of the laws of The Netherlands will govern.

Under the Transaction Agreement, each of Genmab, Purchaser and Merus agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, the Transaction Agreement or the Transactions (whether brought by any party or any of its affiliates or against any party or any of its affiliates) will be heard and determined in the Delaware Court of Chancery; provided that if the Delaware Court of Chancery does not have subject matter jurisdiction over such action, such action will be heard and determined in the state or federal courts in the State of Delaware and any appellate court from any of such courts (the “Chosen Courts”). In furtherance thereof, under the Transaction Agreement, each of Genmab, Purchaser and Merus (a) submits to the jurisdiction of the Chosen Courts for the purpose of any action arising out of or relating to the Transaction Agreement brought by either party, (b) agrees that service of process will be validly effected by sending notice in accordance with the notice provision of the Transaction Agreement and (c) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the Chosen Courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that the Transaction Agreement or the Transactions may not be enforced in or by any of the Chosen Courts.

Specific Performance

The parties to the Transaction Agreement have agreed that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, will occur in the event that any of the provisions of the Transaction Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in the Transaction Agreement, the non-breaching party will be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by the terms of the Transaction Agreement) to (a) seek an order of specific performance to enforce the observance and performance of such covenant or obligation and (b) seek an injunction restraining such breach or threatened breach; provided, however, that in no event will (i) Genmab or Purchaser be entitled to both the payment of the Merus Termination Fee, on the one hand, and specific performance to cause Merus to consummate the Closing, on the other hand or (ii) Merus be entitled to both the payment of the Genmab Termination Fee, on the one hand, and specific performance to cause Genmab and Purchaser to consummate the Closing, on the other hand. Each party has further agreed that no other party or any other person will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party has irrevocably waived any right it may have otherwise had to require the obtaining, furnishing or posting of any such bond or similar instrument.

Confidentiality Agreement

On August 20, 2025, Genmab and Merus entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Genmab and Merus agreed that, subject to certain exceptions, neither Genmab, Merus nor their respective representatives would, for a two (2)-year period from the date of the Confidentiality Agreement, disclose any of the other party’s Confidential Information (as defined in the Confidentiality Agreement) or use any of the other party’s Confidential Information except for the purpose of evaluating, negotiating or consummating a possible negotiated transaction between Genmab and Merus. The Confidentiality Agreement contained a customary “standstill” provision applicable to Genmab in respect of Merus securities for a period of one (1) year after the date of the Confidentiality Agreement, subject to customary carve-outs and fall-away provisions.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement itself, which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement

On September 21, 2025, Genmab and Merus entered into an Exclusivity Agreement (the “Exclusivity Agreement”), pursuant to which Merus agreed, among other things, not to, and to use reasonable best efforts to cause its controlled affiliates and its and their respective directors, officers, employees, agents, representatives and advisors not to, from the date thereof until 11:59 p.m. New York City time on September 26, 2025 (to be automatically extended to 11:59 p.m. New York City time on September 28, 2025, if on September 26, 2025, Genmab was diligently working in good faith to execute definitive documentation relating to a proposed transaction involving Merus) directly or indirectly: (a) solicit, initiate, discuss, respond to, knowingly facilitate or knowingly encourage any inquiry, proposal or offer (whether written or oral) from any person or entity (other than Genmab and its representatives) relating to, or that could reasonably be expected to lead to, (i) any acquisition, directly or indirectly, of more than twenty-five percent (25%) of the voting power of the outstanding equity interests in Merus, whether by merger, consolidation, recapitalization, business combination, share exchange, purchase, tender offer or otherwise, (ii) any acquisition, sale, lease, license or other disposition, directly or indirectly, of all or a material portion of the consolidated assets of Merus and its subsidiaries, taken as a whole, or (iii) any other business combination or similar transaction (including by merger, consolidation, recapitalization, business combination, share exchange, purchase, tender offer or otherwise) or any collaboration agreement, co-development agreement or other similar agreement, in each case, that would reasonably be expected to materially impede or materially delay a potential transaction between Merus and Genmab (each, a “Proposal”); (b) participate in any discussions, conversations, negotiations or other communications with, or provide any nonpublic information to, any person or entity (other than Genmab and its representatives) regarding any Proposal; or (c) enter into any contract, agreement, arrangement or understanding (whether oral or written) with any person (other than Genmab and its representatives) relating to a Proposal.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement itself, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

13. Purpose of the Offer; Back-End Transactions; Plans for Merus.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire all issued and outstanding Common Shares so that Purchaser will own and control Merus. The Back-End Transactions are designed to allow Purchaser to accomplish its objective of owning one hundred percent (100%) of Merus’ business in the event that less than all issued and outstanding Common Shares have been tendered and purchased pursuant to the Offer or during the Subsequent Offering Period. If the Closing occurs, Purchaser will consummate the Back-End Transactions as described below.

Following the Expiration Time, Purchaser will provide for the Subsequent Offering Period of not less than ten (10) business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Transaction Agreement. The purpose of the Subsequent Offering Period is to provide an opportunity for Merus Shareholders to tender, and for Purchaser to acquire, issued and outstanding Common Shares that were not tendered pursuant to the Offer.

If the Offer is consummated, Purchaser, Genmab and Merus will use their respective reasonable best efforts to ensure that the Merus Board will, upon the Closing, be comprised of (a) one (1) executive director and no more than three (3) Purchaser Non-Executive Directors and (b) two (2) non-executive directors, each of whom will initially be current non-executive directors of the Merus Board as designated by Merus.

Promptly following the Subsequent Closing Date, we intend to cause Merus to effect the Delisting. As a result, we anticipate that there will not be an active trading market for the Common Shares. In addition, after the Delisting, Purchaser intends to cause Merus to terminate the registration of the Common Shares under the Exchange Act as promptly as practicable and take steps to cause the suspension of the reporting obligations to the SEC with respect to the Common Shares.

If you tender your Common Shares pursuant to the Offer or during the Subsequent Offering Period, you will cease to have any equity interest in Merus or any right to participate in its earnings and future growth. If you do not tender your Common Shares, you also will no longer have an equity interest in Merus as a result of consummation of the Back-End Transactions. Similarly, after tendering your Common Shares pursuant to the Offer or during the Subsequent Offering Period, you will not bear the risk of any decrease in the value of Merus.

Back-End Transactions. The Transaction Agreement provides, among other things, that beginning on the Subsequent Closing Date, subject to the satisfaction or waiver of certain conditions, Genmab and Purchaser shall be required to effect, or cause to be effected, and Merus and its subsidiaries shall effect, if permissible under applicable law, the following Back-End Transactions:

•	if, on or prior to the Subsequent Closing Date, the Article 14b Tax Ruling has been obtained:

(A)

prior to the execution of the notarial deed effecting Back-End Merger, Merus shall (i) in its capacity as sole shareholder of New TopCo, and subject to Purchaser having granted the Back-End Loan, resolve to effect, following the effective time of the Back-End Merger, the Back-End Cancellation and (ii) direct the management board of New TopCo to approve the Back-End Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time neither knows nor reasonably foresees that, following the Back-End Cancellation, New TopCo cannot continue to pay its due and payable debts;

(B)	Merus and New TopCo shall execute the notarial deed effecting the Back-End Merger no later than 23:59 Central European Time on the Subsequent Closing Date;

(C)	prior to the Back-End Cancellation Effective Time, Purchaser shall make the Back-End Loan to New TopCo; and

(D)	the Back-End Cancellation shall become effective at the Back-End Cancellation Effective Time; or

•	if, on or prior to the Subsequent Closing Date, the Article 14b Tax Ruling has not been obtained:

(A)

if the number of Common Shares collectively owned by Genmab, Purchaser or any of their respective affiliates on the Subsequent Closing Date does not represent the Back-End Compulsory Acquisition Threshold, then, promptly following the expiration of the Subsequent Offering Period, (i) Merus shall cause the execution of the Back-End Articles Amendment, in such a manner as to permit the Back-End Share Issuance and (ii) promptly following the execution of the Back-End Articles Amendment, Purchaser and Merus shall effect the Back-End Share Issuance;

(B)

as promptly as reasonably practicable following the Back-End Share Issuance (if the Back-End Compulsory Acquisition Threshold has not been achieved on the Subsequent Closing Date) or promptly after the Subsequent Offering Period (if the Back-End Compulsory Acquisition Threshold has been achieved on the Subsequent Closing Date), as applicable, Purchaser shall (and Genmab shall cause Purchaser to) commence the Back-End Compulsory Acquisition in exchange for the Court Consideration; and

(C)

irrespective of whether the Back-End Compulsory Acquisition Threshold has been achieved (or when the Back-End Compulsory Acquisition is commenced), effective promptly following the Delisting, Merus shall cause the Back-End Conversion and Amendment.

If we consummate the Offer and not all issued and outstanding Common Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then upon consummation of the Back-End Transactions, each Common Share held by a Minority Shareholder will be either cancelled through the Back-End Merger and the Back-End Cancellation or acquired by Purchaser through the Back-End Compulsory Acquisition, and each Minority Shareholder will be entitled to receive, for each Common Share held, either (a) in the case of the Back-End Cancellation, the Back-End Cancellation Consideration, less applicable withholding taxes and without interest or (b) in the case of the Back-End Compulsory Acquisition, the Court Consideration as determined by the Enterprise Court.

Plans for Merus. We are conducting a detailed review of Merus and, among other things, its assets, corporate structure, capitalization, indebtedness, operations, properties, and policies, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer, the Subsequent

Offering Period, and the Back-End Transactions. We will continue to review the business and operations of Merus during the pendency of the Offer and after the consummation of the Offer, the Subsequent Offering Period, and the Back-End Transactions to determine what changes, if any, would be desirable following the Offer, the Subsequent Offering Period, and the Back-End Transactions to enhance the business and operations of Merus.

Genmab and Purchaser have informed Merus that they or their affiliates have engaged, will engage or will continue to engage in discussions with certain executive officers of Merus with respect to potential employment and compensation arrangements to be effective following the Subsequent Closing Date, but no agreements or arrangements have been entered into as of the date of this Offer to Purchase between Genmab or Purchaser, any of their respective affiliates and any such executive officers.

Except as disclosed in this Offer to Purchase, we do not have any present plan, proposal or intended decision that would require certain information and consultation, advice or consent processes with the respective works councils of Merus and Genmab B.V. pursuant to the Dutch Works Council Act (Wet op de ondernemingsraden) and the Dutch Social and Economic Council’s Merger Code 2015 (SER Fusiegedragsregels 2015), nor result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Merus, the purchase, sale or transfer of a material amount of Merus’ assets, any material change in Merus’ capitalization or dividend rate or policy or indebtedness, or any other material change in Merus’ corporate structure or business.

14. Certain Effects of the Offer.

Market for Common Shares. If the Offer is consummated (meaning we will have acquired a number of Common Shares that satisfies the Minimum Condition and that the other Offer conditions have been satisfied or waived), then, in accordance with the terms of the Transaction Agreement, we will effect the Back-End Transactions beginning on the Subsequent Closing Date. As a result of the Delisting and the deregistration of the Common Shares following the Subsequent Closing Date, there will be no public or other market for the Common Shares.

Stock Exchange Listing. The Common Shares are currently listed on Nasdaq. Genmab, Purchaser and Merus have agreed in the Transaction Agreement to use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable prior to the Acceptance Time to cause the Delisting as promptly as practicable after the Subsequent Closing Date and to cause the deregistration of the Common Shares as promptly as practicable after such Delisting (provided that such Delisting and deregistration shall not be effective until after the Subsequent Closing Date).

Margin Regulations. The Common Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Common Shares. Depending upon factors similar to those described above regarding the market for Common Shares and stock quotations, it is possible that, following the Offer, Common Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Common Shares are currently registered under the Exchange Act. The registration of the Common Shares may be terminated upon application by Merus to the SEC if Common Shares are neither listed on a national securities exchange nor held by three hundred (300) or more holders of record. Termination of registration of Common Shares under the Exchange Act would substantially reduce the information required to be furnished by Merus to Merus Shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Merus, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a)

of the Exchange Act in connection with shareholders meetings and the related requirement of furnishing an annual report to Merus Shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Merus and persons holding “restricted securities” of Merus to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired. If registration of the Common Shares under the Exchange Act were terminated, the Common Shares would no longer be “margin securities” or be eligible for listing on Nasdaq as described above. Genmab and Purchaser currently intend to cause Merus to terminate the registration of the Common Shares under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act) after the Delisting.

15. Dividends and Distributions.

The Transaction Agreement provides that from the date of the Transaction Agreement to the Closing, without the prior written consent of Genmab, Merus will not declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any equity interests of Merus or its subsidiaries, except for dividends or other distributions by any of Merus’ direct or indirect wholly owned subsidiaries to (a) Merus or (b) any other direct or indirect wholly owned subsidiary of Merus. If, following the Closing, Genmab were to cause Merus to declare, set aside, make or pay any dividend or other distribution in respect of Common Shares, the full amount of any such dividend or other distribution attributable to Common Shares not tendered pursuant the Offer or in the Subsequent Offering Period will be deducted pro rata from the price per Common Share for the purpose of establishing such price in the Back-End Transactions, including, if applicable, the Back-End Compulsory Acquisition. Merus Shareholders should note that any such deduction from the price per Common Share will comprise the full gross amount of any dividend or other distribution.

16. Conditions of the Offer.

Notwithstanding any other provision of the Transaction Agreement or the Offer and in addition to (and not in limitation of) Genmab’s and Purchaser’s right and obligation to extend, terminate, amend or modify the Offer pursuant to the provisions of the Transaction Agreement, subject to any applicable rules and regulations of the SEC, neither Genmab nor Purchaser will be required to accept for payment or pay for any Common Share validly tendered and not properly withdrawn pursuant to the Offer unless, as of the Expiration Time, each of the following Offer Conditions has been satisfied or waived (to the extent such waiver is permitted by applicable law and the terms of the Transaction Agreement) in accordance with the Transaction Agreement (each of the following items, an “Offer Condition,” and collectively, the “Offer Conditions”):

(a)	the Minimum Condition;

(b)	the Legal Restraint Condition;

(c)	the Antitrust Approvals Condition;

(d)	the Representations and Warranties Condition;

(e)	the Compliance with Covenants Condition;

(f)	the Material Adverse Effect Condition;

(g)	the Resignations Condition;

(h)	the Governance Resolutions Condition;

(i)	the Employee Clearance Condition;

(j)	the Compliance Certificate Condition;

(k)	the Marketing Period Condition; and

(l)	the Termination Condition.

If the Minimum Condition is unsatisfied immediately prior to the Expiration Time, but all other Offer Conditions are then satisfied or waived, and Purchaser has extended the Offer as required by the Transaction Agreement (and as described in Section 1—“Terms of the Offer”), Purchaser may elect to amend the reference to “eighty percent (80%)” in the definition of the Minimum Condition to “seventy-five percent (75%)” of Merus’ issued and outstanding share capital (geplaatst en uitstaand kapitaal), excluding from both the numerator and denominator of such percentage determination any Common Shares held by Merus in treasury immediately prior to the Expiration Time. In the event the reference to “eighty percent (80%)” in the definition of the Minimum Condition is changed to “seventy-five percent (75%),” Purchaser will provide written notice to Merus, amend the Schedule TO and comply with any necessary extension obligations for the Offer required by applicable law or rule of the SEC or Nasdaq. Changing the Minimum Condition to seventy-five percent (75%) will have no impact on the ability of Genmab, Purchaser or Merus to consummate the Back-End Transactions.

The foregoing Offer Conditions are for the sole benefit of Genmab and Purchaser (except for the Minimum Condition and the Termination Condition) and may be asserted by Genmab or Purchaser regardless of the circumstances giving rise to any such conditions and, other than the Minimum Condition and Termination Condition, may be waived (to the extent such waiver is not prohibited under the Transaction Agreement or applicable law) by Genmab or Purchaser in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Transaction Agreement. The foregoing Offer Conditions shall be in addition to, and not a limitation of, the rights and obligations of Genmab or Purchaser to extend, terminate, amend or modify the Offer in accordance with the terms and conditions of the Transaction Agreement and the applicable rules and regulations of the SEC. The failure by Genmab or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In addition, each of the foregoing Offer Conditions is independent of any of the other foregoing Offer Conditions; the exclusion of any event from a particular Offer Condition does not mean that such event may not be included in another Offer Condition.

17. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 17, based on its examination of publicly available information filed by Merus with the SEC, other publicly available information concerning Merus and other information made available to Purchaser by Merus, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Merus’ business that might be adversely affected by Purchaser’s acquisition of Common Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Common Shares by Purchaser or Genmab as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Common Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Merus’ business, any of which under certain conditions specified in the Transaction Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Common Shares thereunder. See Section 16—“Conditions of the Offer”.

Anti-Takeover Measures. Merus and the Merus Board (and any applicable committees thereof) will take all actions within their power and authority necessary so that no anti-takeover measure that would qualify as a “beschermingsmaatregel” under the laws of The Netherlands that may be invoked or implemented by Merus (or any of its subsidiaries) or by a third party pursuant to a right granted to such third party by Merus (or any of its subsidiaries) (each, an “Anti-Takeover Measure”) is applicable or invoked in such a manner that it would prevent, materially delay or impair the consummation of any of the Transactions. If any Anti-Takeover Measure becomes applicable to any of the Transactions, then Genmab, Purchaser and Merus will cooperate and take all action reasonably available and within their power and authority to render such Anti-Takeover Measure inapplicable to the Transactions; provided that (a) neither Merus nor the Merus Board (or a committee thereof)

are required to take any action that would reasonably be expected to be inconsistent with the Merus Board’s fiduciary duties under applicable law or following an Adverse Recommendation Change and (b) subject to the foregoing clause (a), Merus’ obligations with respect to Anti-Takeover Measures will not impair, limit or otherwise restrict in any manner Merus’ obligations pursuant to the Transaction Agreement in accordance with and subject to the terms thereof.

United States Antitrust Laws. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission of the United States (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Form”) have been submitted to the FTC and the Antitrust Division of the Department of Justice of the United States (the “Antitrust Division”) and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Common Shares pursuant to the Offer and the Transaction Agreement.

Under the HSR Act, our purchase of Common Shares pursuant to the Offer may not be completed until the expiration of a fifteen (15) calendar-day waiting period following the filing by Purchaser of its Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is extended by the FTC or Antitrust Division. The required waiting period with respect to the Offer and the Transaction Agreement will expire at 11:59 p.m., New York City time, fifteen (15) calendar days after the day the filing is deemed accepted by the premerger notification office of the FTC (unless the fifteenth (15th) day falls on a weekend or holiday, in which case the fifteenth (15th) day is extended to the next business day), unless Purchaser withdraws its Premerger Notification and Report Form before the expiration of the initial fifteen (15) calendar-day waiting period and refiles it thereafter, or the FTC or the Antitrust Division extends the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period, Purchaser withdraws and refiles its Premerger Notification and Report Form, the HSR Act waiting period will restart and will expire fifteen (15) calendar days following the acceptance by the premerger notification office of the FTC of the re-filing of the Premerger Notification and Report Form unless the FTC or the Antitrust Division extends the waiting period by issuing a Second Request prior to expiry of the initial waiting period. If within the initial waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Transaction Agreement would be extended until ten (10) calendar days following the date of substantial compliance by Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration.

The FTC and the Antitrust Division will scrutinize the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Merus. At any time before or after Purchaser’s acceptance for payment of Common Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Common Shares have already been acquired, requiring disposition of such Common Shares, or the divestiture of substantial assets of Purchaser, Merus, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws seeking similar relief or seeking conditions to the consummation of the Offer. While Genmab believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser would not be obligated to consummate the Offer if such action results in the failure of a condition of the Offer. See Section 16—“Conditions of the Offer.”

Foreign Competition Law Filings. Merus and Genmab and certain of their respective affiliates conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Purchaser, Merus and their respective affiliates are engaged, Purchaser and Merus have made a voluntary briefing paper submission to the UK CMA. In accordance with the terms of the Transaction Agreement, completion of the Transactions is conditional on a ‘no further questions’ response from the CMA to this briefing paper (if this were the most recent response from the UK CMA as at the date all other Offer Conditions are satisfied) or otherwise, clearance from the UK CMA following the submission of a Merger Notice in relation to the Offer.

Except for filings under the HSR Act and a voluntary submission with the UK CMA, Genmab and Purchaser are not currently aware of any other pre-Closing antitrust or competition law filings required in connection with the Transactions.

Merger Code. In The Netherlands, certain transactions require notifications under the Dutch Social and Economic Council’s Merger Code 2015 (SER Fusiegedragsregels 2015) (the “Merger Code”). Purchaser has made the requisite notification to the Social and Economic Council (Sociaal-Economische Raad) in connection with the Offer and the Back-End Transactions on behalf of Purchaser, Genmab and Merus. If within ten (10) business days after the notification under the Merger Code in connection with the Transactions has been made, Merus, Genmab or Purchaser has not received any written questions from the Social and Economic Council, the applicable procedures pursuant to the Merger Code will be deemed finalized.

Employee Clearance. In The Netherlands, certain transactions require consultation with applicable works councils under the WCA. Genmab and Merus will carefully consider any views or requests from the Works Councils and consult in good faith regarding potential accommodations. Merus has initiated the consultation process with the Merus Works Council, and Genmab has caused Genmab B.V. to initiate the consultation process with the Genmab Works Council, in each case, requesting advice within one month. In accordance with the Transaction Agreement, the parties will use reasonable best efforts to complete these processes expeditiously.

Appraisal Rights. Merus Shareholders are not entitled under Dutch law or otherwise to appraisal or dissenters’ rights in connection with the Offer or the Back-End Transactions. Pursuant to Dutch law, a shareholder who for its own account (or together with its group companies) owns at least ninety-five percent (95%) of the company’s issued capital and outstanding share capital may initiate proceedings against the other minority shareholders jointly for the transfer of their shares to such shareholder. In such proceedings, the Enterprise Court may grant the claim for buy-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Court on the value of the shares to be transferred. As part of the Back-End Transactions, if Purchaser, Genmab or any of their respective affiliates holds at least ninety-five percent (95%) of the Common Shares (whether as a public limited liability company (N.V.) or, after the Back-End Conversion and Amendment, as a private limited liability company (B.V.)), and if, on or prior to the Subsequent Closing Date, the Article 14b Tax Ruling has not been obtained, Purchaser will initiate such compulsory acquisition proceedings. In the event Purchaser initiates these proceedings, Purchaser expects to request that the Enterprise Court determine the cash amount per Common Share to be equal to the Offer Consideration, adjusted, as applicable, to reflect the timing of settlement of consideration relative to the Offer settlement. The non-tendering Merus Shareholders do not have the right to commence the Back-End Compulsory Acquisition proceeding to oblige Purchaser to buy their Common Shares.

Litigation. To the knowledge of Genmab and Purchaser, as of October 20, 2025, there is no pending litigation against Genmab, Purchaser or Merus in connection with the Offer or the Transactions.

18. Fees and Expenses.

Genmab has retained Equiniti Trust Company, LLC to act as the Depositary and Innisfree M&A Incorporated to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Common Shares by mail, telephone and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Common Shares.

The Information Agent and the Depositary will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with its respective services.

Neither Genmab nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Common Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

19. Miscellaneous.

The Offer is not being disseminated to holders of Common Shares in any jurisdiction in which the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and disseminate the Offer to Merus Shareholders in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Genmab or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Genmab, Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Genmab and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments to it. In addition, Merus has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Merus Board Recommendation and the reasons for the Merus Board Recommendation and furnishing certain additional related information. A copy of these documents, and any amendments to them, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 9—“Certain Information Concerning Genmab, Purchaser and Certain Related Persons”.

SCHEDULE I—INFORMATION RELATING TO GENMAB, PURCHASER AND CERTAIN RELATED ENTITIES

Purchaser Entities

Purchaser is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands. Purchaser is a wholly owned subsidiary of Genmab. Genmab is a public limited liability company (Aktieselskab) organized under the laws of Denmark.

Directors and Executive Officers of Purchaser and Genmab

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Purchaser and Genmab are set forth below.

The following table sets forth information about Purchaser’s directors and executive officers as of October 20, 2025. The current business address and business telephone number of each such person is c/o Genmab A/S, Carl Jacobsens Vej 30, 2500 Valby, Denmark; +45 70 20 27 28.

Name	Position at Purchaser	Citizenship	Current Principal Occupation or Employment and Five (5)-Year Employment History
Jan G.J. van de Winkel	Managing Director	Netherlands	Mr. van de Winkel has served as Managing Director of Purchaser since September 2025.

Anthony Pagano	Managing Director	United States	Mr. Pagano has served as Managing Director of Purchaser since September 2025.

The following table sets forth information about Genmab’s directors and executive officers as of October 20, 2025. The current business address and business telephone number of each such person is c/o Genmab A/S, Carl Jacobsens Vej 30, 2500 Valby, Denmark; +45 70 20 27 28.

Name	Position at Genmab	Citizenship	Current Principal Occupation or Employment and Five (5)-Year Employment History
Deirdre P. Connelly	Chair	United States	Ms. Connelly was elected to the board of directors of Genmab (the “Board”) in March 2017. Ms. Connelly has been a board member of Lincoln Financial Corporation since May 31, 2016, Macy’s Inc. since January 1, 2008, and Sarepta Therapeutics Inc. since September 16, 2024. The address of Lincoln Financial Corporation is 150 North Radnor-Chester Road Radnor, PA 19087. The address of Macy’s Inc. is 151 West 34th Street New York, NY 10001 NYC, NY. The address of Sarepta Therapeutics Inc. is 215 First Street, Cambridge, MA 02142.

Pernilee Erenbjerg	Deputy Chair	Denmark	Ms. Erenbjerg has been the Vice Chair of the Board since 2015. Ms. Erenbjerg also serves as Chairman of the Board of KK Group A/S, and is a member of the Board

Name	Position at Genmab	Citizenship	Current Principal Occupation or Employment and Five (5)-Year Employment History
of RTL Group and GlobalConnect and Nokia Corporation. The address of RTL Group is 43 Bd Pierre Frieden, 1543 Kirchberg, Luxembourg. The address of GlobalConnect is Solnavägen 3H, 113 63 Stockholm, Sweden. The address of Nokia Corporation is Karakaari 7, 02610 Espoo, Finland. Previously, Ms. Erenbjerg served as the Vice Chair of the Board of Millicom International Cellular SA from January 2019 to May 2023, and as Chairman of the Board of Viaplay Group AB from May 2020 to July 2023. The address of Millicom International Cellular SA is 2 Rue du Fort Bourbon, L-1249 Luxembourg. The address of Viaplay Group AB is Ringvägen 52, SE-118 67 Stockholm, Sweden.

Anders Gersel Pedersen	Director	Denmark	Dr. Pedersen was elected to the in 2003. Dr. Pedersen serves as Chair of the board of directors of Aelis Farma S.A.S. Dr. Pedersen previously served on the board of directors of Bavarian Nordic A/S from approximately 2013 to April 2025 and Hansa Biopharma AB from 2019 to September 2025. The address of Aelis Farma S.A.S. is 1 Rue Lafaurie de Monbadon, Bordeaux, 33000, France. The address of Bavarian Nordic A/S is Philip Heymans Alle 3. DK-2900 Hellerup Denmark. The address of Hansa Biopharma AB is Scheelevägen 22, 223 63 Lund, Sweden.

Paolo Paoletti	Director	Italy; United States	Dr. Paoletti was elected to the Board in 2015. Dr. Paoletti is currently a member of the Investment Committee for Apollo Therapeutics Limited and Scientific Advisor for 3B Future Health Fund. Previously, Dr. Paoletti was the CEO of GammaDelta Therapeutics Ltd. from 2016 until 2022. The address of Apollo Therapeutics Limited is 50-60 Station Rd, Cambridge CB1 2JH, UK. The address of 3B Future Health Fund is c/o Intertrust Group, 6 rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg. The address of GammaDelta Therapeutics Ltd. is WestWorks, 195 Wood Ln, London W12 7FQ, United Kingdom.

Name	Position at Genmab	Citizenship	Current Principal Occupation or Employment and Five (5)-Year Employment History

Rolf Hoffmann	Director	Germany; Switzerland	Mr. Hoffmann was elected to the Boardin 2017. Mr. Hoffmann is currently the Founder and CEO of NavBio AG and also serves on the board of directors Sun Pharmaceutical Industries Ltd. (since June 2023) and Semdor Pharma Group GmbH (since March 2021). Mr. Hoffman is also the Vice Chairman of the Supervisory Board of Priavoid GmbH (since October 2025). Previously, Mr. Hoffmann served as Chairman of the board of directors of Biotest AG from September 2017 to May 2022. The address of NavBio AG is Lorbeerweg 7, 6353 Weggis, Switzerland. The address of Sun Pharmaceutical Industries Ltd. is SUN HOUSE, CTS No. 201 B/1, Western Express Highway, Goregaon (E), Mumbai 400063. The address of Semdor Pharma Group GmbH is Rudi-Conin-Straße 7, 50829 Köln, Germany. The address for Priavoid GmbH is Merowingerpl. 1A, 40225 Düsseldorf, Germany.

Elizabeth O’Farrell	Director	United States	Ms. O’Farrell was elected to the Board in March 2022. Ms. O’Farrell also serves on the board of directors of PDL BioPharma, Inc. from June 2018, Geron Corporation from March 2019, LENSAR, Inc. from February 2021, Spyglass Pharma, Inc. from August 2025, and Karius Inc. from August 2022. Mr. O’Farrell previously served on the board of directors of Inhibikase Therapeutics, Inc. from March 2019 to September 2022. The address of PDL BioPharma, Inc. is 932 Southwood Boulevard, Incline Village, NV 89451. The address of Geron Corporation is 919 E Hillsdale Blvd, Suite 250, Foster City, CA 94404. The address of LENSAR, Inc. is 2800 Discovery Dr, Orlando, FL 32826. 27061. The address of Spyglass Pharma, Inc. is Aliso Creek Rd Suite 100, Aliso Viejo, CA 92656. The address of Inhibikase Therapeutics, Inc. is 3350 Riverwood Parkway SE, Suite 1900, Atlanta, Georgia, 30339. The address of Karius Inc.is 975 Island Dr, Redwood City, CA 94065.

Name	Position at Genmab	Citizenship	Current Principal Occupation or Employment and Five (5)-Year Employment History

Martin Schultz	Director	Denmark	Mr. Schultz is the Head of Development Business Partnership & Strategy at Genmab. He was elected to the Board in March 2022. Mr. Schultz has served as Senior Director, Head of Development Business Partnership & Strategy at Genmab since 2005.

Mijke Zachariasse	Director	The Netherlands	Dr. Zachariasse has been the Head of Protein & Cell Supply of Genmab B.V since October 2023. He was elected to the Board in March 2019. Previously, Dr. Zachariasse served as Senior Director, Head of Research Materials of Genmab B.V. from July 2021 to September 2023, and Director, Operations & Resource Management, Protein Production & Chemistry of Genmab B.V. from January 2020 to June 2021.

Michael Kavanagh	Director	United States	Mr. Kavanagh was elected to the Board in 2025 and serves as Senior Director, Head of Strategic Engagement, Oncology Marketing of Genmab. Mr. Kavanagh previously served as Region Business Director at Bristol-Myers Squibb Company from January 2020 to May 2021. The address of Bristol-Myers Squibb Company is 3401 Princeton Pike, Lawrence Township, NJ 08648.

Jan G.J. van de Winkel	President; Chief Executive Officer	The Netherlands	Mr. van de Winkel has served as President & Chief Executive Officer of Genmab since 2010. Previously, Mr. van de Winkel served as Chairman of the board of directors of Hookipa Pharma Inc. from 2017 to 2024, and as a member of the board of directors of LEO Pharma Inc. from 2017 to 2024, Omega Alpha SPAC from 2020 to 2023, and Celdara Medical, LLC from 2012 to 2020. The address of Hookipa Pharma Inc. is 350 Fifth Avenue, 72nd Floor, Suite 7240, New York, NY 10118. The address of LEO Pharma Inc. is 7 Giralda Farms, Madison, NJ 07940. The address of Omega Alpha SPAC 888 Boylston Street, Suite 1111, Boston, MA 02199. The address of Celdara Medical, LLC is 16 Cavendish Ct Suite 124, Lebanon, NH 03766.

Name	Position at Genmab	Citizenship	Current Principal Occupation or Employment and Five (5)-Year Employment History

Anthony Pagano	Executive Vice President, Chief Financial Officer	United States	Mr. Pagano has served as Executive Vice President and Chief Financial Officer of Genmab since March 2018.

Judith Klimovsky	Executive Vice President, Chief Development Officer	United States	Dr. Klimovsky has served as Executive Vice President and Chief Development Officer of Genmab since February 2017.

Tahamtan Ahmadi	Executive Vice President; Chief Medical Officer, Head of Experimental Medicines	United States	Dr. Ahmadi has served as Executive Vice President and Chief Medical Officer, Head of Experimental Medicines of Genmab since March 2021.

Christopher Cozic	Executive Vice President, Chief People Officer	United States	Mr. Cozic has served as Executive Vice President and Chief People Officer of Genmab since 2022.

Martine J. van Vugt	Executive Vice President, Chief Strategy Officer	The Netherlands	Dr. van Vugt has served as Executive Vice President and Chief Strategy Officer of Genmab since March 2023. Dr. van Vugt is currently responsible for Corporate Strategy, Corporate Development, Business Development and Licensing & Alliance Management. Dr. van Vugt also is the owner and Managing Director of LifeSci Consultancy B.V. since September 2020. Dr. van Vugt previously served as a member of the Supervisory Board, the Remuneration and Nomination Committee and the Business Development Committee of Scandion Oncology A/S from April 2022 to June 2024. Dr. van Vugt previously served as a Supervisory Board member and Advisor of Flindr Therapeutics B.V. (f/k/a Immagene) from September 2020 to November 2022. Dr. van Vugt also served as a member of the Supervisory Board and Deputy Chair of TME Pharma N.V. (f/k/a Noxxon) from June 2021 to June 2023. The address of Scandion Oncology A/S is Fruebjergvej 3, 2100 Copenhagen, Denmark. The address of Flindr Therapeutics B.V. is Pivot Park, Kloosterstraat 9, 5349AB, Oss Noord-Brabant, The Netherlands. The address of TME Pharma N.V. is Max-Dohrn-Str. 8-10, 10589 Berlin, Germany.

Name	Position at Genmab	Citizenship	Current Principal Occupation or Employment and Five (5)-Year Employment History

Rayne Waller	Executive Vice President, Chief Technical Operations Officer	United States; Canada	Mr. Waller has served as Executive Vice President and Chief Technical Operations Officer of Genmab since 2024. Mr. Waller served as the Chief Operating Officer at Capsida Biotherapeutics, Inc. from May 2020 to May 2023. The address of Capsida Biotherapeutics, Inc. is 1290 Rancho Conejo Blvd, Newbury Park, CA 91320, United States.

Brad Bailey	Executive Vice President, Chief Commercial Officer	United States	Mr. Bailey has served as Executive Vice President and Chief Commercial Officer of Genmab since July 2020.

Greg Mueller	Executive Vice President, General Counsel & Chief Legal Officer	Canada; United Kingdom	Mr. Mueller has served as Executive Vice President and General Counsel & Chief Legal Officer of Genmab since July 2025. Mr. Mueller served as the Deputy General Counsel, Corporate at AstraZeneca PLC from 2018 to 2025. The address of AstraZeneca PLC is Biomedical Campus, 1 Francis Crick Ave, Trumpington, Cambridge CB2 0AA, United Kingdom.

The Depositary for the Offer is:

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(718) 921-8317

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If delivering Common Shares by mail:	If delivering Common Shares by hand, express mail, courier or any other expedited service:
Equiniti Trust Company, LLC Operations Center Attn: Onbase - Reorganization Department 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120	Equiniti Trust Company, LLC Operations Center Attn: Onbase - Reorganization Department 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120

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